    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 2000

                                                 REGISTRATION NO. 333-33884
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                               AMENDMENT NO. 2 TO
                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           --------------------------

                               OBJECTSPACE, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                        7372                    75-2441715
 (State or other jurisdiction        (Primary standard          (I.R.S. employer
              of                        industrial            identification no.)
incorporation or organization)  classification code number)

                           --------------------------
                               OBJECTSPACE, INC.
                         14850 QUORUM DRIVE, SUITE 500
                              DALLAS, TEXAS 75240
                           TELEPHONE: (972) 726-4100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                  DAVID NORRIS
                             CHAIRMAN OF THE BOARD,
                          CHIEF EXECUTIVE OFFICER AND
                                   PRESIDENT
                               OBJECTSPACE, INC.
                         14850 QUORUM DRIVE, SUITE 500
                              DALLAS, TEXAS 75240
                           TELEPHONE: (972) 726-4100
                           FACSIMILE: (972) 715-9000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------
                          Copies of communications to:


            GREGORY R. SAMUEL                                  RONALD G. SKLOSS
            GARRETT A. DEVRIES                                J. KEVIN BOARDMAN
          HAYNES AND BOONE, LLP                        BROBECK, PHLEGER & HARRISON LLP
       901 MAIN STREET, SUITE 3100                     301 CONGRESS AVENUE, SUITE 1200
           DALLAS, TEXAS 75202                               AUSTIN, TEXAS 78701
        TELEPHONE: (214) 651-5000                         TELEPHONE: (512) 477-5495
        FACSIMILE: (214) 651-5940                         FACSIMILE: (512) 477-5813


                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION -- AUGUST 14, 2000


WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS
                 , 2000

                                     [LOGO]


                        7,500,000 SHARES OF COMMON STOCK


----------------------------------------------------------------------


OBJECTSPACE, INC.:                      THE OFFERING:
- ObjectSpace, Inc.                     - We are offering 7,500,000 shares of
  14850 Quorum Drive, Suite 500         our common stock.
  Dallas, Texas 75240                   - The underwriters have an option to
  (972) 726-4100                          purchase up to 1,125,000 additional
                                          shares of common stock from us to
PROPOSED SYMBOL & MARKET:                 cover over-allotments.
- OBSP/Nasdaq National Market           - We anticipate that the initial
                                        public offering price will be between
                                          $9.00 and $11.00 per share.
                                        - This is our initial public offering.
                                          Before this offering, no public
                                          market existed for our shares of
                                          common stock.
                                        - Closing:             , 2000.



---------------------------------------------------------------------------------
                                                 Per Share               Total
---------------------------------------------------------------------------------
Estimated public offering price:                 $                    $

Underwriting fees:

Proceeds to ObjectSpace, Inc.:
---------------------------------------------------------------------------------



     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

              BEAR, STEARNS & CO. INC.

                            DAIN RAUSCHER WESSELS


                                          UBS WARBURG LLC


                                                        DLJDIRECT INC.

                               TABLE OF CONTENTS



                                            PAGE
Prospectus Summary..................        1

Risk Factors........................        5

Forward-Looking Statements and
  Market Data.......................       15

Use of Proceeds.....................       15

Dividend Policy.....................       15

Corporate Information...............       16

Capitalization......................       17

Dilution............................       18

Selected Financial Data.............       19

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................       21



                                            PAGE

Business............................       32

Management..........................       45

Related Party Transactions..........       55

Principal Stockholders..............       58

Description of Capital Stock........       59

Shares Eligible for Future Sale.....       62

Underwriting........................       65

Legal Matters.......................       67

Experts.............................       67

Where You Can Find More
  Information.......................       68

Index to Financial Statements.......      F-1

                               PROSPECTUS SUMMARY


    THIS SUMMARY HIGHLIGHTS INFORMATION THAT WE BELIEVE IS ESPECIALLY IMPORTANT CONCERNING OUR BUSINESS AND THIS OFFERING OF COMMON STOCK. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOUR INVESTMENT DECISION. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.



                                  OUR BUSINESS



OVERVIEW



    We are a leading provider of business-to-business integration, or B2Bi, software products and professional services that enable organizations to easily and rapidly integrate business applications within and across organizations over the Internet. Our software products allow organizations to link their business processes to share services, conduct transactions and exchange information in real-time with customers, suppliers and other trading partners. Our professional services, which comprise the majority of our revenue, assist our customers in all phases of the B2Bi process, from concept development to design to implementation.



    By simplifying and automating business-to-business, or B2B, processes and information flows, our solution enables organizations to realize significant benefits from integrating customers, suppliers and other trading partners within a new Internet-based community. These benefits include both enhanced revenue opportunities, such as enabling organizations to introduce products to market more quickly and to provide new services to their customers, and increased operating efficiencies, such as efficiently managing inventories, automating manual processes and improving forecasting capabilities.



    We have designed our solution to be rapidly deployed, permitting our customers to reduce the time necessary to execute new Internet-based B2B strategies. Our solution does not require customers to modify existing applications or to adopt a common integration technology, saving valuable implementation time. Because our solution's integration capabilities easily extend existing applications to a wide range of users without costly reprogramming, organizations can realize greater returns on their prior information technology investments.



PRODUCTS



    Our OpenBusiness product line is comprised of our:



    - OPENBUSINESS INFRASTRUCTURE PLATFORM that provides an essential foundation for integrating an organization's incompatible business applications, allowing them to be easily extended to their external B2B partners. Our Infrastructure Platform was introduced in October 1997.



    - OPENBUSINESS GATEWAY that builds upon the functionality of the Infrastructure Platform by extending an organization's internally integrated applications to their B2B partners over the Internet. Alternatively, the Gateway may also be used with a customer's existing infrastructure, such as application servers or databases, or with a customer's existing applications. Our Gateway was introduced in March 2000.



    - OPENBUSINESS PORTAL that builds on the integration and access capabilities of the Infrastructure Platform and Gateway, allowing organizations to rapidly create a website to catalog business applications they choose to make available to their community of B2B partners. Our Portal was introduced in March 2000.



BUSINESS STRATEGY



    Our goal is to be the leading provider of B2Bi software products and professional services that enable organizations to develop and implement new Internet-based B2B models. To achieve this objective, we intend to extend our product and technological leadership, sell additional products and services to our installed customer base, expand our sales and distribution channels, benefit from network effects as our customers' B2B partners adopt our products and capitalize on our professional services capabilities.



SALES AND MARKETING



    We market our products and professional services globally primarily through our direct sales force. Our direct sales force is complemented by the selling and support efforts of our value-added resellers and system integrators. As of July 31, 2000, we had licensed our OpenBusiness products or provided professional services to over 300 customers, including Caterpillar, General Motors, Intel, Merrill Lynch, Nokia, Sprint and Unisys.


                                  THE OFFERING


Common stock offered.........................  7,500,000 Shares

Common stock to be outstanding after this
  offering...................................  37,876,530 Shares

Use of proceeds..............................  We plan to use the net proceeds from this offering for working capital and other
                                               general corporate purposes and for the
                                               repayment of approximately $3.0 million of
                                               indebtedness.

Proposed Nasdaq National Market symbol.......  OBSP



                             ABOUT THIS PROSPECTUS


    Unless otherwise indicated, all information contained in this prospectus:


    - assumes no exercise of the underwriters' option to purchase an over-allotment of up to 1,125,000 additional shares;



    - gives effect to a 100% stock dividend completed in January 2000 and a 40% stock dividend completed in March 2000; and


    - gives effect to the conversion of each outstanding share of preferred stock into 2.8 shares of common stock upon the closing of this offering.

    The number of shares of our common stock to be outstanding after this offering includes:


    - 21,208,963 shares of our common stock outstanding as of August 8, 2000;
      and


    - 9,167,567 shares of our common stock to be issued upon the conversion of all shares of our preferred stock upon the closing of this offering.

    The number of shares of our common stock to be outstanding after this offering excludes:


    - 5,737,683 shares issuable upon exercise of options outstanding as of August 8, 2000 with a weighted-average exercise price of $4.02;



    - 4,163,663 shares available for future issuance under our stock option plans as of August 8, 2000; and



    - 434,795 shares plus that number of shares equal to $2.5 million divided by the offering price of the common stock in this offering, issuable upon the exercise of warrants outstanding as of August 8, 2000.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



    When reading this summary financial data, please refer to "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and accompanying notes for additional information. The pro forma information in the table below gives effect to the automatic:



    - conversion of all outstanding shares of our preferred stock into shares of common stock, as if the shares had converted immediately upon issuance; and



    - elimination of redemption rights on 1,144,433 shares of our common stock.



                                                                                                SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                       JUNE 30,
                                        ----------------------------------------------------   -------------------
                                          1995       1996       1997       1998       1999       1999       2000
STATEMENT OF OPERATIONS DATA:
Net Revenue:
  License.............................  $   588    $ 1,097    $ 1,547    $   908    $ 5,250    $ 1,231    $ 5,548
  Service.............................    3,972      8,757     10,070     10,897     14,896      6,438     10,533
                                        -------    -------    -------    -------    -------    -------    -------
    Total net revenue.................    4,560      9,854     11,617     11,805     20,146      7,669     16,081
Gross profit..........................    1,908      4,557      3,841      3,670      8,774      2,750      8,513
Operating loss from continuing
  operations..........................     (755)    (1,578)    (3,789)    (4,661)    (6,262)    (3,857)    (4,026)
Net income (loss).....................      179          5     (2,292)    (4,362)    (4,153)    (3,997)    (1,948)
Basic and diluted net income (loss)
  per common share....................  $  0.01    $    --    $ (0.12)   $ (0.23)   $ (0.49)   $ (0.34)   $ (0.23)
Weighted average number of common
  shares outstanding..................   16,800     17,611     19,624     19,632     19,640     19,635     19,912
Pro forma basic and diluted net loss
  per common share....................                                              $ (0.14)              $ (0.06)
Shares used in computing pro forma net
  loss per common share...............                                               30,076                30,224



    In accordance with generally accepted accounting principles, net income
(loss) per common share does not reflect the conversion of all outstanding shares of our preferred stock into shares of common stock or the elimination of redemption rights on shares of our common stock, both of which will occur upon the closing of this offering.

    The pro forma column of the table below gives effect to the automatic:

    - conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering; and


    - elimination of redemption rights on 1,144,433 shares of our common stock upon the closing of this offering.



    The pro forma as adjusted information in the table below gives effect to:



    - our sale of 7,500,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and


    - our repayment of approximately $3.0 million of outstanding indebtedness from the net proceeds of this offering.


                                                                      AS OF JUNE 30, 2000
                                                              ------------------------------------
                                                                          PRO FORMA     PRO FORMA
                                                               ACTUAL    (UNAUDITED)   AS ADJUSTED
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities..........  $  8,340     $ 8,340       $73,940
  Working capital...........................................     5,696       5,696        73,546
  Total assets..............................................    18,863      18,863        84,463
  Long-term obligations, net of current portion.............     1,004       1,004           254
  Mandatorily redeemable convertible preferred stock, common
    stock and warrants......................................    22,699          --            --
  Stockholders' equity (deficit)............................   (15,692)      7,007        75,607

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, BEFORE INVESTING IN OUR COMMON STOCK. ANY OF THE FOLLOWING RISKS COULD SERIOUSLY HARM OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION AND CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE. AS A RESULT, YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS


WE EXPECT TO INCUR LOSSES IN THE FUTURE. OUR FAILURE TO ACHIEVE OR MAINTAIN PROFITABILITY COULD LOWER OUR STOCK PRICE AND ULTIMATELY FORCE US TO CEASE OUR OPERATIONS.



    We may not be able to generate sufficient revenue from sales of our products and professional services to become profitable. We incurred net losses in 1997, 1998, 1999 and the six months ended June 30, 2000, as we spent heavily, particularly during 1999, to develop our products and expand our sales and marketing organization. Our net loss was $2.3 million in 1997, $4.4 million in 1998, $4.2 million in 1999 and $1.9 million in the six months ended June 30, 2000. We expect to make significant investments in our sales and marketing programs and research and development, resulting in a substantial increase in our operating expense. As a result, we will need to generate significant additional revenue to achieve and maintain profitability in the future. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. We cannot predict when we will operate profitably, if at all. If we fail to achieve or maintain profitability, our stock price may decline and we may have to discontinue our operations.



OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO FLUCTUATIONS BECAUSE OF MANY FACTORS, ANY OF WHICH COULD HARM OUR BUSINESS PROSPECTS AND LOWER OUR STOCK PRICE.



    Our quarterly revenue and results of operations are difficult to predict. We have experienced fluctuations in revenue and operating results from quarter-to-quarter and anticipate that these fluctuations will continue. Therefore, it is likely that in some future quarter our revenue and operating results will fall below the expectations of market analysts and investors, causing our stock price to fall.



    The fluctuations in our revenue and operating results are due to a variety of factors, some of which are outside of our control, including:


    - our ability to attract new customers and retain existing customers;

    - the length and variability of our sales cycle, which makes it difficult to forecast the quarter in which our sales will occur;


    - our history of deriving a large portion of our quarterly revenue from a small number of relatively large sales;


    - the amount and timing of operating expense relating to the expansion of our business and operations;

    - our mix of license and service revenue;

    - the utilization rate for our professional services personnel and the need to staff customer projects with third party contractors;

    - changes in our pricing policies or our competitors' pricing policies;

    - the development of new products or product enhancements by us or our competitors;

    - our mix of domestic and international sales;

    - the market for B2Bi solutions and general economic factors; and



    - changes to generally accepted accounting principles, especially those related to the recognition of software revenue.



    We also typically realize a significant portion of our license revenue in the last few weeks of a quarter because of our customers' purchasing patterns. As a result, we are subject to significant variations in license revenue and results of operations if we incur a delay in a large customer's order. If we fail to close one or more significant license agreements that we have targeted to close in a given quarter, this failure could seriously harm our operating results for that quarter. Failure to meet or exceed the expectation of securities analysts or investors may cause our stock price to fall.



OUR REVENUE DEPENDS ON A SINGLE PRODUCT LINE, OUR OPENBUSINESS SOLUTION, WHICH IS IN AN EARLY STAGE OF COMMERCIALIZATION. THE FAILURE OF OUR OPENBUSINESS PRODUCTS TO ACHIEVE MARKET ACCEPTANCE COULD CAUSE OUR REVENUE AND STOCK PRICE TO DECLINE.



    We expect licenses of, and professional services related to, our OpenBusiness products to account for a significant portion of our total revenue for the foreseeable future. Because our OpenBusiness products are at an early stage of commercialization, it is difficult for us to forecast whether our OpenBusiness solution will achieve market acceptance or whether we will be able to attract and retain a broad customer base. If the market does not accept our products and we are unable to attract and retain the necessary customer base, our revenue could decline and our stock price could fall.



    We also expect revenue from licenses of our OpenBusiness products to constitute an increasing portion of our total revenue. A decline in demand for, or in the average licensing price of, our OpenBusiness products would have a direct negative effect on our business and our ability to increase our mix of license revenue relative to service revenue and could cause our stock price to fall.



IF BROAD MARKET ACCEPTANCE FOR XML DOES NOT DEVELOP, SALES OF OUR OPENBUSINESS PRODUCTS MAY SUFFER AND OUR STOCK PRICE MAY DECLINE.



    We have designed our OpenBusiness products to use eXtensible Markup Language, or XML, an emerging standard for sharing data over the Internet. Although we believe that XML will achieve broad market acceptance in the next two years, it is possible that the market will perceive a competing standard as superior to XML. If a competing standard replaced XML, the market might not accept XML-based products. Also, our OpenBusiness products might not be compatible with the new standard or we might not be able to develop a product using this standard in a timely manner. Consequently, a failure of XML-based products to achieve broad market acceptance or the introduction of a competing standard that the market perceives as superior could adversely affect our sales of our OpenBusiness products and could cause our stock price to decline.



OUR PRODUCT DEVELOPMENT EFFORTS AND OUR BUSINESS WILL SUFFER IF WE CANNOT ATTRACT AND RETAIN THE TECHNICAL PERSONNEL NECESSARY TO CONTINUE OUR RESEARCH AND DEVELOPMENT EFFORTS.



    We cannot be certain that we can hire or retain a sufficient number of highly qualified technical personnel. Our business depends on the continued development and evolution of our OpenBusiness products. Competition for qualified technical personnel is intense, particularly because we are in a new area of software development and only a limited number of individuals have acquired the skills they need to develop and maintain the products we offer. Our competitors have attempted to hire our employees away from us, and we expect that they will continue these attempts in the future. Failure to attract and retain a sufficient number of qualified technical personnel will harm our product development efforts and business and could cause our stock price to fall.

THE LOSS OF A MAJOR CUSTOMER COULD CAUSE OUR REVENUE TO FALL QUICKLY AND UNEXPECTEDLY.



    We generally derive a significant portion of our revenue from a small number of relatively large sales, and our business generally depends on a limited number of customers. For example, in 1999, two customers accounted for an aggregate of approximately 46% of our total revenue, ClubCorp for approximately 26% and General Motors for approximately 20%. Also, our top ten customers in 1997, 1998 and 1999 accounted for more than 70% of our total revenue in those fiscal years. We may continue to derive a significant portion of our revenue from a relatively small number of customers in the future. A major customer's decision not to use our products or our professional services could cause our revenue to fall and harm our business, operating results and financial condition. The loss of a major customer could also result in our failure to meet quarterly revenue expectations, causing the trading price of our common stock to fall.



WE HAVE A LIMITED HISTORY OF SELLING OUR OPENBUSINESS GATEWAY AND PORTAL PRODUCTS. AS A RESULT, EVALUATING OUR CURRENT BUSINESS MODEL AND PROSPECTS FOR THESE PRODUCTS MAY BE DIFFICULT.



    We shipped the first commercial version of our OpenBusiness Integration Platform in October 1997 and released our OpenBusiness Gateway and Portal products to customers in March 2000. We have licensed our OpenBusiness Gateway and OpenBusiness Portal products to a limited number of customers, many of whom have not completely implemented these products. Thus, we have only a limited operating history with which you can evaluate our current business model and our prospects.



THE MARKET FOR B2BI SOLUTIONS IS HIGHLY COMPETITIVE. WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AND MAY SUFFER PRICE REDUCTIONS, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE.



    The market for B2Bi solutions is rapidly changing and intensely competitive. We expect competition to intensify as the number of entrants increases and as other software companies expand into this marketplace. Increased competition could result in price reductions, lower gross margins and loss of market share, any of which could significantly reduce our future revenue.



    Our current and potential competitors include other B2Bi vendors, internal information technology departments, enterprise application integration software vendors and other large software vendors. Many of our existing and potential competitors have better brand recognition, longer operating histories, larger customer bases and greater financial, technical, marketing and other resources than us. As a result, they may be able to use these advantages to gain market share from us. Also, they may be able to respond more effectively than we can to changing technologies, conditions or customer demands, especially during economic downturns. We may not be able to compete effectively against our competitors, which could significantly reduce our future revenue and cause our stock price to decline.



WE INTEND TO EXPAND OUR INTERNATIONAL SALES EFFORTS. FAILURE TO GROW OUR INTERNATIONAL OPERATIONS SUCCESSFULLY COULD UNNECESSARILY STRAIN OUR RESOURCES AND CAUSE OUR STOCK PRICE TO DECLINE.



    We intend to expand our international sales efforts, particularly in Europe and Asia, but we have very limited experience in selling, marketing, licensing and supporting our products and professional services abroad. Expansion of our international operations will require a significant amount of attention from our management, who have limited experience maintaining foreign operations, and substantial financial resources. Failure to grow our international operations successfully and in a timely manner could unnecessarily strain our resources, harm our business and cause our stock price to fall.



    Doing business internationally involves additional risks, particularly:


    - fluctuations in currency exchange rates;

    - less protective intellectual property rights;

    - differing labor regulations;

    - changes in a country's or region's political or economic conditions; and

    - greater difficulty in staffing and managing foreign operations.


    Because of these risks, we may not achieve an acceptable return on our investment or be able to compete effectively in international markets.



A FAILURE TO EXPAND OUR SALES FORCE AND DISTRIBUTION CHANNELS COULD ADVERSELY AFFECT SALES OF OUR PRODUCTS AND PROFESSIONAL SERVICES AND CAUSE OUR REVENUE TO DECLINE.



    To increase market awareness and sales of our OpenBusiness products and related professional services, we plan to expand our direct and indirect sales and distribution efforts, both domestically and internationally. Competition for qualified sales and marketing personnel is intense, and we may not be able to attract and retain adequate numbers of these personnel to maintain our growth. Even if we can attract qualified personnel, these personnel require training and will take time to achieve full productivity. Our competitors have attempted to hire our employees away from us, and we expect that they will continue these attempts in the future. Failure to attract and retain qualified sales and marketing personnel could harm sales of our products and professional services, resulting in lost revenue and a decline in our stock price.


    In addition to expanding our sales force, we also plan to expand our relationships with system integrators and other technology leaders to further develop our indirect sales channel. However, we may be unable to expand these relationships or develop new relationships in a timely manner. As we continue to develop our indirect sales channel, we will need to manage potential conflicts between our direct sales force and third party reselling efforts. Failure to expand and develop these relationships or successfully manage these conflicts could harm our business and cause our stock price to decline.


IF WE CANNOT MEET OUR FUTURE CAPITAL REQUIREMENTS, OUR REVENUE AND STOCK PRICE COULD DECLINE, AND WE COULD BE FORCED TO DISCONTINUE OUR OPERATIONS.



    We estimate that the net proceeds from this offering and our existing working capital immediately before this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements through at least the next twelve months. After that, or earlier if our estimates prove incorrect, we may need to raise additional funds. We cannot be certain we will be able to obtain additional funding on favorable terms, or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:


    - fund operating losses;

    - take advantage of opportunities, including more rapid expansion or acquisitions of complementary businesses or technologies;


    - hire, train and retain employees; or



    - develop new products or professional services.



    If we are unable to raise sufficient funds to do these things or to otherwise continue our operations, our revenue and stock price could decline, and we could be forced to discontinue our operations.



WE COULD LOSE CUSTOMERS AND REVENUE IF WE DO NOT EXPAND OUR PROFESSIONAL SERVICES ORGANIZATION.



    We cannot be certain that we can attract or retain a sufficient number of highly qualified professional services personnel. Customers that license our software may engage our professional services staff to assist with support, training, consulting and implementation. We believe that growth in our product licenses depends on our ability to provide our customers with these services. As a result, we plan to increase the number of our professional services personnel to meet these needs. If we cannot provide adequate professional services to our customers, we may lose sales of our products and services.

    Competition for qualified personnel is intense, particularly because we are in a new market and only a limited number of individuals have acquired the skills they need to provide the services our customers require. New professional services personnel will require training and education and take time to reach full productivity. We also intend to use more costly third party consultants to supplement our own professional services staff. Our revenue may decline and our stock price may fall, if we are unable to expand our professional services organization.



A FAILURE TO MANAGE OUR PLANNED GROWTH COULD PLACE A SIGNIFICANT STRAIN ON OUR RESOURCES AND CAUSE OUR STOCK PRICE TO FALL.



    Our ability to successfully license products, sell professional services and implement our business plan in a rapidly evolving market requires an effective plan for managing our future growth. We plan to increase the scope of our operations during the next twelve months. Future expansion efforts will be expensive and may significantly strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. If we do not manage growth properly, it could harm our operating results and financial condition and cause our stock price to fall.



IF WE CANNOT DEVELOP ENHANCEMENTS TO, AND NEW VERSIONS OF, OUR OPENBUSINESS PRODUCTS IN A TIMELY AND EFFECTIVE MANNER, WE MAY LOSE MARKET SHARE TO OUR COMPETITORS AND OUR REVENUE MAY DECLINE.



    We have recently released the first version of our OpenBusiness Gateway and OpenBusiness Portal and plan to release enhancements to, and new versions of, this line of products. The market for Internet-based B2Bi solutions is characterized by rapid technological change and new and improved product introductions. If we cannot develop our planned enhancements to, and new versions of, our OpenBusiness products in a timely and effective manner, we may lose market share to our competitors and our revenue may decline.



    We may not be able to successfully complete the development of currently planned or future enhancement or new versions for a number of reasons. Because of the complexity of our OpenBusiness products, our internal testing and customer testing may reveal desirable feature enhancements that could lead us to postpone the release of new versions. Also, the reallocation of resources from any postponement could cause delays in the development and release of future enhancements to, and new versions of, our currently available OpenBusiness products. Any failed or delayed development efforts could harm our operating results and lower our stock price.


IF OUR OPENBUSINESS PRODUCTS CONTAIN DEFECTS, WE COULD LOSE CUSTOMERS AND
REVENUE.


    Products as complex as ours often contain known errors, undetected errors and performance problems. Software developers frequently find many serious defects during the period immediately following introduction of new software or enhancements to existing software. These defects may be present in the recent release of our OpenBusiness products or our planned releases of enhancements to our OpenBusiness products. Although we attempt to resolve all errors that we believe our customers would consider to be serious, our software is not error-free. Our customers may consider as serious those known errors that we consider to be minor. We or our customers may discover undetected errors and performance problems in the future. Defects in our software could lead to:


    - delays in customer acceptance of our product;

    - loss of existing customers;

    - harm to our reputation; and

    - liability to our customers or third parties.


    Thus, any defects could result in lost revenue and could harm our business and lower our stock price.

OUR EXECUTIVE OFFICERS ARE CRITICAL TO OUR BUSINESS, BUT MAY NOT REMAIN WITH US IN THE FUTURE.


    Our future success depends upon the continued service of our executive officers, and none of our executive officers are bound by an employment agreement for any specific term. The loss of services of one or more of our executive officers, or their decision to join a competitor or compete directly or indirectly with us, could harm our business and lower our stock price. In particular, David Norris, our chairman of the board, chief executive officer and president, would be especially difficult to replace and his departure could harm our business and lower our stock price.



IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR PROFITABILITY AND COMPETITIVE POSITION MAY SUFFER.



    Our success depends heavily upon our proprietary technology and other intellectual property rights. Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology. To protect our proprietary technology, we have relied primarily on a combination of employment agreements, contractual provisions and copyright, trade secret, trademark and patent laws. We have 17 pending patent applications for technology related to our OpenBusiness products, but we cannot assure you that these patents will be successfully issued. Our means of protecting our intellectual property rights in the United States or abroad may not be adequate to fully protect our intellectual property rights.



    A few of our agreements would allow others to obtain the source code for our products upon our bankruptcy or similar reorganization, which may limit our ability to protect our intellectual property rights in the future. Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Also, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Any inability to protect our intellectual property rights could seriously harm our business, stock price and ability to compete in the B2Bi solutions market.



OTHERS MAY CLAIM THAT WE INFRINGE UPON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD INCREASE OUR COSTS AND LOWER OUR STOCK PRICE.



    We expect that others may bring claims of infringement against us, which may be with or without merit. We believe that B2Bi products and services may be increasingly subject to infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and diversion of resources. Also, a party making such a claim could secure a judgment that requires us to pay substantial damages or that prevents us from licensing our products. Any of these events could harm our business, and lower our stock price.



    We have also agreed, and may agree in the future, to indemnify some of our customers against claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. If a claim of infringement is made against us, we and our customers may need to obtain one or more licenses from others. We, or our customers, may be unable to obtain necessary licenses from others at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any required licenses could harm our business and result in decline in our stock price.


ACQUISITIONS OF COMPANIES OR TECHNOLOGIES OR JOINT VENTURE INVESTMENTS MAY DISRUPT OUR BUSINESS OR DILUTE STOCKHOLDER VALUE.


    We may acquire companies, products or technologies or enter into joint ventures. If we are unable to integrate these acquisitions with our existing operations, we may not receive the intended benefits of the acquisitions. Also, acquisitions may subject us to unanticipated liabilities or risks. Any acquisition or joint venture may temporarily disrupt our operations and divert management's attention from day-to-day operations.

    If we make future acquisitions, we may incur debt or issue equity securities to finance the acquisitions. The issuance of equity securities for any acquisition could cause our stockholders to suffer significant dilution. Also, our profitability may suffer due to acquisition-related expenses, additional interest expense or amortization costs for acquired goodwill and other intangible assets and operating losses generated by the acquired entity or joint venture. Acquisitions and joint ventures that do not successfully complement our existing operations may harm our business and cause our stock price to decrease.



    We currently rely upon our strategic relationships. If these relationships terminate, we could lose important opportunities, our revenue could decline and our stock price could fall.



    We rely upon strategic relationships with system integrators and other technology leaders. These relationships expose our products to many potential customers to which we may not otherwise have access. Also, these relationships provide us with insights into new technology and with third-party service providers that our customers can use for implementation assistance. Maintaining and expanding these relationships is a part of our business strategy. However, some of our current and potential strategic partners are actual or potential competitors, which may impair the viability of these relationships. Termination of, or failure to expand, any of these relationships with these organizations could cause us to lose important opportunities, including sales and marketing opportunities, and our our revenue and stock price may decline.



IF WE DO NOT MEET THE CHANGING NEEDS OF OUR CUSTOMERS IN THE MARKET FOR B2BI SOLUTIONS, OUR EXISTING PRODUCTS COULD BECOME OBSOLETE OR UNMARKETABLE.



    The characteristics of the market for B2Bi solutions include rapidly changing technology, evolving industry standards and frequent new product announcements. To keep our OpenBusiness products from becoming unmarketable or obsolete, we must adapt to market changes by continually improving the performance, features and reliability of our products. We could incur substantial costs to modify our products and professional services in order to adapt to these changes. Our incurring significant costs without adequate results or inability to adapt rapidly to these changes could harm our business and cause our stock price to fall.



    Also, our customers and their B2B partners use a wide variety of constantly changing hardware, applications and server platforms. If our products are unable to support a variety of these or are unable to adapt to the rapidly changing B2Bi market, our products may fail to gain and maintain broad market acceptance, causing our operating results and stock price to decline.



WE TYPICALLY EXPERIENCE SEASONAL VARIATIONS IN OUR SALES. THESE VARIATIONS MAY LEAD TO FLUCTUATIONS IN OUR REVENUE AND OPERATING RESULTS AND MAY CAUSE OUR STOCK PRICE TO FALL.



    We have experienced and expect to continue to experience seasonality in the sales of our OpenBusiness products. For example, we anticipate that sales may be lower in our first fiscal quarter each year due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers. These seasonal variations in our sales may lead to fluctuations in our revenue and quarterly operating results. Any fluctuations could cause our stock price to fall.



IF THE MARKET FOR INTERNET-BASED B2BI SOLUTIONS DOES NOT EXPAND, SALES OF OUR PRODUCTS AND SERVICES WILL SUFFER.



    The Internet-based B2Bi solutions market is relatively new and may not grow as fast as we expect. Our potential customers are just beginning to seek solutions for managing interactions with their trading partners, and concerns about the security, reliability and quality of the services delivered over the Internet may inhibit the growth of our market. If Internet-based B2Bi solutions fail to achieve market acceptance, sales of our products and services and our business will suffer.

                         RISKS RELATED TO OUR INDUSTRY


IF THE INTERNET DOES NOT CONTINUE TO GROW AS A METHOD OF CONDUCTING BUSINESS, DEMAND FOR OUR PRODUCTS AND SERVICES WILL SLOW AND OUR REVENUE COULD DECLINE.



    Demand for our products and services depends upon the widespread acceptance and use of the Internet as an effective medium for B2B commerce. The failure of the Internet to continue to develop as a commercial or business medium could harm our business, revenue and stock price. A number of factors could limit the acceptance and use of the Internet for B2B commerce. These factors include the growth and use of the Internet in general, the relative ease of conducting business on the Internet and the efficiencies and improvements that conducting commerce on the Internet provides.



DEMAND FOR OUR PRODUCTS AND SERVICES DEPENDS UPON THE SPEED AND RELIABILITY OF THE INTERNET AND OUR CUSTOMERS' INTERNAL NETWORKS.



    The recent growth in Internet traffic has caused frequent periods of decreased operating performance of systems and applications accessed over the Internet. If Internet usage continues to grow rapidly, the underlying infrastructure may not be able to support these demands, and performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, B2B commerce could grow more slowly or decline, which may reduce the demand for our OpenBusiness solution. The speed and reliability of both the Internet and our customers' internal networks limit the ability of our products to satisfy our customers' needs. Failure to improve the speed and reliability of the Internet may hinder the ability of our customers to utilize our solution, and our business may suffer, and our stock price may decline.


INTERNET COMMERCE INVOLVES INCREASED SECURITY RISKS AND MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES.


    Internet-based B2B commerce depends upon the secure transmission of confidential information over public networks. Advances in computer capabilities or new discoveries in the field of cryptography may result in a compromise or breach of the security features contained in our software or the algorithms that our customers and their B2B partners use to protect content and transactions over the Internet or proprietary information in our customers' and their partners' databases. Anyone who is able to circumvent security measures could misappropriate proprietary, confidential customer information or cause interruptions in our customers' and their partners' operations. Our customers and their business partners may need to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, reducing their demand for our products and services. Further, a well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. The failure of the security features of our products to prevent security breaches, or well publicized security breaches affecting the Internet in general, could significantly harm our business and our stock price.



CHANGES IN THE LAWS RELATING TO THE INTERNET COULD ADVERSELY AFFECT OUR PROFITABILITY BY DECREASING THE DEMAND FOR OUR PRODUCTS AND SERVICES.



    Regulation of the Internet is largely unsettled. The adoption of laws or regulations that increase the costs or administrative burdens of doing business using the Internet could cause companies to seek an alternative means of transacting business. If the adoption of new Internet laws or regulations causes companies to seek alternative methods for conducting business, the demand for our products and services could decrease, harming our profitability, business and stock price.

                         RISKS RELATED TO THIS OFFERING


A FEW OF OUR EXISTING STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK. THESE STOCKHOLDERS WILL HAVE SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL, WHICH WILL LIMIT YOUR VOTING POWER AND COULD DELAY OR PREVENT A CHANGE OF CONTROL.



    Following this offering, our officers, directors and their affiliates will beneficially own or control approximately 50.7% of our common stock. In combination with our 5% stockholders, following this offering this group beneficially owns approximately 69.5% of the outstanding shares of our stock. As a result, if these persons act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders may make decisions that are adverse to your interests and could prevent or delay a change of control.


SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.


    Sales of a significant number of shares of our common stock after this offering could cause the market price of our common stock to decline or could adversely affect our ability to raise money through the sale of additional equity securities. Our directors, executive officers and 5% stockholders collectively will beneficially own 26,083,731 shares of common stock following this offering, not including shares they have the right to acquire through the exercise of options. All of these persons and entities have entered into a lock-up agreement, prohibiting them from selling or otherwise disposing of any shares for 180 days after the date of this prospectus without the approval of Donaldson, Lufkin & Jenrette. However, holders who have not been our officers, directors or affiliates of our company on or since the date of this prospectus may be eligible to sell their shares 90 days after the date of this prospectus. Also, Donaldson, Lufkin & Jenrette has approved pledges of up to 3,609,446 shares of common stock to secure loans. If a default occurs under a loan, the lender may foreclose upon and sell any pledged shares. When the lock-up agreements expire, all of the shares held by our directors, executive officers and 5% stockholders will become eligible for sale, subject to limitations provided by applicable law.


WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS, AND THE INVESTMENT OF THESE PROCEEDS MAY NOT YIELD RETURNS THAT YOU WILL CONSIDER SUFFICIENT.

    We have not allocated most of the net proceeds of this offering for specific purposes. Thus, our management has broad discretion over how we use these proceeds and could spend most of these proceeds in ways with which our stockholders may not agree. Our management may invest the proceeds in ways that do not yield returns that you will consider sufficient.

THERE MAY NOT BE AN ACTIVE TRADING MARKET FOR OUR STOCK AFTER THE OFFERING, CAUSING YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.


    Before this offering, there has not been a public market for our common stock. An active public market for our common stock may not develop or continue after this offering. We have negotiated with representatives of the underwriters to determine the initial public offering price. The trading prices of many technology companies' stocks reflect financial ratios substantially above historic levels. We cannot be certain that these ratios will continue. As a result, the trading market price of our common stock may decline below our initial public offering price.


THE PRICE VOLATILITY OF INTERNET-RELATED STOCKS MAY CAUSE OUR STOCK PRICE TO
  DECLINE.


    The stock market, and specifically the stock prices of Internet-related companies, has been very volatile. This volatility is often not related to the operating performance of the companies. This broad market volatility and industry volatility may substantially reduce the price of our common stock.

Fluctuations in the price of our common stock may affect our visibility and credibility in the market for B2Bi solutions. If broad fluctuations occur in the market price of our common stock, you may be unable to resell your shares if at or above the offering price.



IF THE VOLATILITY IN THE STOCK PRICE OF INTERNET-RELATED COMPANIES CAUSES OUR STOCK PRICE TO FALL, PLAINTIFFS MAY BRING CLASS ACTIONS SUITS AGAINST US.



    Our stock price may decline or become volatile because of the price volatility of Internet-related stocks. Plaintiffs have often brought securities class action litigation against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against a lawsuit and could divert management's attention from our business.



YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF BOOK VALUE PER SHARE FROM THE PRICE YOU PAY FOR ANY SHARES OF COMMON STOCK THAT YOU PURCHASE IN THIS OFFERING.



    The initial offering price of our common stock will be significantly higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Assuming an initial public offering price of $10.00 per share of common stock, you will incur immediate dilution of $8.01 in the net tangible book value per share of common stock from the price you pay for any shares you purchase in this offering.



A CUSTOMER CONTRACT, OUR CORPORATE GOVERNANCE DOCUMENTS AND DELAWARE LAW CONTAIN ANTI-TAKEOVER PROVISIONS.



    We have granted one of our licensees a right of first refusal to acquire a significant portion of our OpenBusiness Infrastructure Platform if we sell ObjectSpace or the licensed technology assets. This right of first refusal, along with provisions of our certificate of incorporation, our bylaws and Delaware law, could make it more difficult to acquire us, even if doing so would be beneficial to our stockholders.

                   FORWARD-LOOKING STATEMENTS AND MARKET DATA



    Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as may, will, should, expects, scheduled, plans, intends, anticipates, believes, estimates, aims, potential or continue or the negative of these terms and other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.


    This prospectus contains market data related to our business, the Internet and e-commerce. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and stock price.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, levels of activity, performance or goals will be achieved. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform these statements to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS


    We estimate that the net proceeds to us from the sale of the 7,500,000 shares of common stock we are selling in this offering will be approximately $68.6 million, at an assumed initial public offering price of $10.00 per share, after deducting estimated offering expenses of approximately $1.2 million and underwriters' discounts and commissions payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately $79.1 million.



    We intend to use the net proceeds we receive from this offering primarily for working capital and other general corporate purposes, including funding operating losses. We also intend to use approximately $3.0 million of the net proceeds of this offering to repay outstanding indebtedness. Of this amount, approximately:



    - $2.2 million bears interest at an effective rate of approximately 15.2% and matures in June 2001; and



    - $800,000 bears interest at a variable interest rate that at June 30, 2000 was approximately 10.2% and matures in November 2001.



    Other than the repayment of this indebtedness, we have not identified specific uses for the net proceeds of this offering, and we will have broad discretion to invest and use the net proceeds. Pending their use, we plan to invest the net proceeds in interest-bearing, investment grade securities. We may use a portion of the net proceeds to acquire or invest in technology or businesses that are complementary to our business, although we have no current plans to do this.


                                DIVIDEND POLICY


    We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the future. We currently intend to retain any earnings for use in the operation of our business. Payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Also, the terms of our revolving line of credit prohibit us from paying dividends without the lender's consent.


                             CORPORATE INFORMATION

    We were initially incorporated in Texas in August 1992 and reincorporated in Delaware in December 1997. Our principal executive offices are located at 14850 Quorum Drive, Suite 500, Dallas, Texas 75240, and our telephone number is
(972) 726-4100. Our website address is www.objectspace.com. THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS.


    We have registered the trademark ObjectSpace-Registered Trademark- in the United States and have applied for the trademark OpenBusiness-TM- in the United States. All other trademarks or tradenames referred to in this prospectus are the property of their owners.

                                 CAPITALIZATION


    The following table presents our cash position, current portion of long-term obligations and total capitalization as of June 30, 2000.



    The pro forma column of the table gives effect to the automatic:



    - conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering; and



    - elimination of redemption rights on 1,144,433 shares of our common stock upon the closing of this offering.



    The pro forma as adjusted information in the table below gives effect to the sale in this offering of 7,500,000 shares of common stock at an assumed price of $10.00 per share, less estimated underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described in "Use of Proceeds."



    This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.



                                                                    AS OF JUNE 30, 2000
                                                              --------------------------------
                                                                                     PRO FORMA
                                                                                        AS
                                                               ACTUAL    PRO FORMA   ADJUSTED
                                                                       (IN THOUSANDS)
Cash, cash equivalents and marketable securities............  $  8,340   $  8,340    $ 73,940
                                                              ========   ========    ========
Current portion of long-term obligations....................  $  2,424   $  2,424    $    174
                                                              ========   ========    ========
Long-term obligations, net of current portion...............  $  1,004   $  1,004    $    254
Redeemable stock and warrants:
  Common stock and warrants.................................     4,342         --          --
  Series A convertible preferred stock......................     3,141         --          --
  Series B convertible preferred stock......................    15,216         --          --
                                                              --------   --------    --------
  Total redeemable stock and warrants.......................    22,699         --          --
Stockholders' equity (deficit):
  Preferred stock, $1.00 par value, 1,725,868 shares
    authorized and no shares outstanding, actual; 5,000,000
    shares authorized and no shares outstanding, pro forma
    and pro forma as adjusted...............................        --         --          --
  Common stock, $0.01 par value, 95,000,000 shares
    authorized and 20,052,726 shares outstanding, actual;
    95,000,000 shares authorized and 30,364,726 shares
    outstanding, pro forma; 95,000,000 shares authorized and
    37,864,726 shares outstanding, pro forma as adjusted....       201        304         379
  Additional paid-in capital................................        --     22,596      91,121
  Deferred stock compensation...............................    (1,923)    (1,923)     (1,923)
  Accumulated deficit.......................................   (13,986)   (13,986)    (13,986)
  Accumulated other comprehensive income....................        16         16          16
                                                              --------   --------    --------
  Total stockholders' equity (deficit)......................   (15,692)     7,007      75,607
                                                              --------   --------    --------
Total capitalization........................................  $  8,011   $  8,011    $ 75,861
                                                              ========   ========    ========


    This table excludes:


    - 5,339,457 shares issuable upon exercise of options outstanding as of June 30, 2000;



    - 4,575,093 shares available for future issuance under our stock option plans as of June 30, 2000; and



    - 434,795 shares plus that number of shares equal to $2.5 million divided by the offering price of the common stock in this offering, issuable upon the exercise of warrants outstanding as of June 30, 2000.

                                    DILUTION


    Our pro forma net tangible book value as of June 30, 2000, after giving effect to the conversion of all outstanding shares of preferred stock into 9,167,567 shares of common stock, was approximately $6.8 million, or approximately $0.22 per share. We have calculated our pro forma net tangible book value per share by:



    - subtracting our total liabilities from our total tangible assets; and



    - dividing the difference by 30,364,726 shares of common stock outstanding, which gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock and elimination of redemption rights on 1,144,433 shares of common stock.



    After giving effect to the sale by us of 7,500,000 shares of common stock in this offering at an assumed initial offering price of $10.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2000, would have been $75.4 million, or $1.99 per share. This represents an immediate increase in net tangible book value of $1.77 per share to existing stockholders and an immediate dilution in net tangible book value of $8.01 per share to purchasers of common stock in this offering.



    Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. The following table illustrates this per share dilution:



Assumed initial public offering price.......................              $10.00
  Pro forma net tangible book value per share as of
    June 30, 2000...........................................   $0.22
  Increase per share attributable to this offering..........    1.77
                                                               -----
Pro forma net tangible book value per share after this
  offering..................................................                1.99
                                                                          ------
Dilution per share to new investors.........................              $ 8.01
                                                                          ======



    The following table presents, on a pro forma basis as of June 30, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The total consideration paid by new investors assumes an initial public offering price of $10.00 per share and has not been reduced for underwriting discounts and commissions and estimated offering expenses payable by us.



                                                 SHARES PURCHASED           TOTAL CONSIDERATION
                                             -------------------------   -------------------------   AVERAGE PRICE
                                                 NUMBER       PERCENT        AMOUNT       PERCENT      PER SHARE
                                             (IN THOUSANDS)              (IN THOUSANDS)
Existing stockholders......................      30,365         80.2%        $17,193        18.6%        $0.57
New investors..............................       7,500         19.8          75,000        81.4         10.00
                                                 ------        -----         -------       -----
  Total....................................      37,865        100.0%        $92,193       100.0%        $2.43
                                                 ======        =====         =======       =====



    If any shares are issued upon exercise of outstanding options or warrants, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA


    The following selected financial data should be read with our financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.



    We derived the statement of operations data for the years ended
December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data from the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements for the years then ended. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 are not included in this prospectus.



    The statement of operations data for the six month periods ended June 30, 1999 and 2000 are derived from our unaudited financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. Historical results are not necessarily indicative of future results.



    The pro forma information in the table below gives effect to the automatic:



    - conversion of all outstanding shares of our preferred stock into shares of common stock, as if the shares had converted immediately upon issuance; and



    - elimination of redemption rights on 1,144,433 shares of our common stock.



                                                                                                                  SIX MONTHS
                                                                                                                     ENDED
                                                                     YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net Revenue:
  License............................................  $   588    $ 1,097    $ 1,547    $   908    $ 5,250    $ 1,231    $ 5,548
  Service............................................    3,972      8,757     10,070     10,897     14,896      6,438     10,533
                                                       -------    -------    -------    -------    -------    -------    -------
    Total net revenue................................    4,560      9,854     11,617     11,805     20,146      7,669     16,081
Cost of revenue:
  License............................................       74         97        968        714        924        467        383
  Service............................................    2,578      5,200      6,808      7,421     10,448      4,452      7,185
                                                       -------    -------    -------    -------    -------    -------    -------
    Total cost of revenue............................    2,652      5,297      7,776      8,135     11,372      4,919      7,568
Gross profit.........................................    1,908      4,557      3,841      3,670      8,774      2,750      8,513
Operating expense:
  Sales and marketing................................      562      1,276      2,863      3,712      6,773      3,120      7,191
  Research and development...........................      217        465      1,802      1,811      4,075      1,610      2,755
  General and administrative.........................    1,884      4,394      2,965      2,808      3,956      1,821      2,251
  Noncash stock compensation expense.................       --         --         --         --        232         56        342
                                                       -------    -------    -------    -------    -------    -------    -------
    Total operating expense..........................    2,663      6,135      7,630      8,331     15,036      6,607     12,539
Operating loss from continuing operations............     (755)    (1,578)    (3,789)    (4,661)    (6,262)    (3,857)    (4,026)
Interest expense.....................................      179        161         56        249        642        299      2,446
Interest income and other, net.......................       --         --        (22)       (56)      (257)      (180)      (148)
                                                       -------    -------    -------    -------    -------    -------    -------
Loss from continuing operations before income
  taxes..............................................     (934)    (1,739)    (3,823)    (4,854)    (6,647)    (3,976)    (6,324)
Income tax expense (benefit).........................      112         17       (214)        --         --         --         67
                                                       -------    -------    -------    -------    -------    -------    -------
Loss from continuing operations......................   (1,046)    (1,756)    (3,609)    (4,854)    (6,647)    (3,976)    (6,391)
Discontinued operations:
  Income (loss) from discontinued operations.........    1,225      1,761      1,317        492        (73)       (21)        --
  Gain on sale of discontinued operations............       --         --         --         --      2,567         --      4,443
                                                       -------    -------    -------    -------    -------    -------    -------
    Income (loss) from discontinued operations.......    1,225      1,761      1,317        492      2,494        (21)     4,443
                                                       -------    -------    -------    -------    -------    -------    -------
Net income (loss)....................................      179          5     (2,292)    (4,362)    (4,153)    (3,997)    (1,948)
                                                       -------    -------    -------    -------    -------    -------    -------
Accretion of redeemable preferred stock and common
  stock..............................................       --         --         --        210      5,425      2,710      2,728
                                                       -------    -------    -------    -------    -------    -------    -------
Net income (loss) attributable to common
  stockholders.......................................  $   179    $     5    $(2,292)   $(4,572)   $(9,578)   $(6,707)   $(4,676)
                                                       =======    =======    =======    =======    =======    =======    =======
Basic and diluted net income (loss) per common
  share..............................................  $  0.01         --    $ (0.12)   $ (0.23)   $ (0.49)   $ (0.34)   $ (0.23)
Weighted average number of common shares
  outstanding........................................   16,800     17,611     19,624     19,632     19,640     19,635     19,912
Pro forma basic and diluted net loss per common
  share..............................................                                              $ (0.14)              $ (0.06)
Shares used in computing pro forma basic and diluted
  net loss per common share..........................                                               30,076                30,224

                                                                                                                    AS OF
                                                                            AS OF DECEMBER 31,                    JUNE 30,
                                                           ----------------------------------------------------   ---------
                                                             1995       1996       1997       1998       1999       2000
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities.......   $  323     $2,218     $  546    $11,327    $  4,671   $  8,340
  Working capital........................................     (133)     3,514      1,309     10,890       4,871      5,696
  Total assets...........................................    2,242      7,247      6,269     15,805      17,543     18,863
  Long-term obligations, net of current portion..........      167         64        480      3,102         177      1,004
  Mandatorily redeemable convertible preferred stock,
    common stock and warrants............................       --      1,429      1,429     12,931      17,969     22,699
  Total stockholders' equity (deficit)...................      302      3,865      1,588     (2,981)    (11,778)   (15,692)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS WHEN YOU READ "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS, INCLUDING THOSE DISCUSSED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW


    We are a leading provider of business-to-business integration, or B2Bi, software products and professional services that enable organizations to integrate business applications within and across organizations over the Internet.



    At our founding in August 1992, we focused on providing services to assist organizations in developing business software applications. In March 1994, we introduced our first software product, which supported C++ applications development. During October 1997, with the first license of our OpenBusiness Infrastructure Platform, we shifted our focus from the C++ product line towards B2Bi products. In each of September 1999 and March 2000, we sold businesses that did not align with our strategic focus on B2Bi products. Both of these businesses are treated in our financial statements as discontinued operations.



REVENUE



    We derive our revenue from selling licenses of our products to end user companies and original equipment manufacturers, or OEMs, and providing professional services. Our service revenue includes strategic information technology consulting and custom program development. Our services are typically sold independently of licenses of our software. Historically, service revenue has constituted the substantial majority of our total net revenue. However, as a result of the increasing acceptance of our OpenBusiness products, license revenue has comprised an increasingly larger percentage of our total net revenue. Specifically, license revenue accounted for approximately 26.1% and 34.5% of our total net revenue in 1999 and the six months ended June 30, 2000, respectively, compared to approximately 7.7% and 16.1% of our total net revenue in 1998 and the six months ended June 30, 1999, respectively. We expect license revenue to continue to increase as a percentage of our total net revenue.



    We recognize license revenue on product licenses to end user companies when all of the following have occurred:



    - the product has been delivered;



    - the license fee is fixed and determinable;



    - persuasive evidence of an arrangement exists;



    - collection of the resulting receivable is considered probable; and


    - vendor-specific objective evidence exists to allow allocation of the total fee to elements of the arrangement.


    License revenue from resale of our products by OEMs is recognized at the time the OEM delivers our product to their customer. Our license transactions generally do not create recurring revenue streams, other than for post-contract support. Historically, we have not experienced significant returns or exchanges of our products.



    Service revenue includes professional services, maintenance, support and reimbursable expenses. Service revenue is billed on either a time-and-materials or fixed-fee basis. The vast majority of our service revenue is derived from professional service engagements performed on a time-and-materials basis. Service revenue realized from time-and-materials professional services contracts is recognized as the service is provided. Service revenue realized from fixed-fee professional services contracts is recognized using the percentage of completion method based on hours incurred versus estimated hours to complete. Revenue from post-contract customer support agreements, or maintenance, is recognized ratably over the term of the related agreements, which typically have a 12-month term. Billings in advance of revenue recognition are recorded as unearned revenue.



MARKETING



    We market our products and services globally through our direct sales force, resellers and system integrators. We believe our participation in a number of technology and standards organizations, and the conformity of our products to those standards, has increased the penetration and market acceptance of our B2Bi solutions.



OPERATING LOSSES



    Although we have experienced revenue growth, we have incurred significant losses since our founding, and as of June 30, 2000, had an accumulated deficit of approximately $14.0 million. We believe our success depends on rapidly increasing our customer base, further developing our B2Bi products and introducing creative product enhancements into the marketplace. We intend to continue to invest heavily in sales and marketing and research and development.



DISCONTINUED OPERATIONS



    In September 1999, we completed the sale of our educational services division, which provided software training services. This disposition resulted in a gain on sale of $2.6 million. In March 2000, we completed the sale of our FAB solutions division, which provided manufacturing software solutions for the semiconductor industry. This disposition resulted in a gain on sale of approximately $4.4 million. Both of these divisions are treated as discontinued operations, and as a result their results of operations are presented as income
(loss) from discontinued operations for all periods presented.

RESULTS OF OPERATIONS


    The following table presents our statement of operations data as a percentage of total net revenue for the periods indicated.



                                                                                                               SIX MONTHS
                                                                     YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                                                               ------------------------------------      ----------------------
                                                                 1997          1998          1999          1999          2000
Net Revenue:
  License................................................         13.3%          7.7%         26.1%        16.1%         34.5%
  Service................................................         86.7          92.3          73.9         83.9          65.5
                                                                ------        ------        ------        -----         -----
    Total net revenue....................................        100.0         100.0         100.0        100.0         100.0
Cost of revenue:
  License................................................          8.3           6.0           4.6          6.1           2.4
  Service................................................         58.6          62.9          51.9         58.1          44.7
                                                                ------        ------        ------        -----         -----
    Total cost of revenue................................         66.9          68.9          56.5         64.2          47.1
Gross profit.............................................         33.1          31.1          43.5         35.8          52.9
Operating expense:
  Sales and marketing....................................         24.6          31.4          33.6         40.7          44.7
  Research and development...............................         15.5          15.4          20.2         21.0          17.1
  General and administrative.............................         25.5          23.8          19.6         23.7          14.0
  Noncash stock compensation expense.....................          0.0           0.0           1.2          0.7           2.1
                                                                ------        ------        ------        -----         -----
Total operating expense..................................         65.6          70.6          74.6         86.1          77.9
Operating loss from continuing operations................        (32.5)        (39.5)        (31.1)       (50.3)        (25.0)
Interest expense.........................................          0.5           2.1           3.2          3.9          15.2
Interest income and other, net...........................         (0.2)         (0.5)         (1.3)        (2.3)         (0.9)
                                                                ------        ------        ------        -----         -----
Loss from continuing operations before income tax........        (32.8)        (41.1)        (33.0)       (51.9)        (39.3)
Income tax expense (benefit).............................         (1.8)          0.0           0.0          0.0           0.4
                                                                ------        ------        ------        -----         -----
Loss from continuing operations..........................        (31.0)%       (41.1)%       (33.0)%      (51.9)%       (39.7)%
                                                                ======        ======        ======        =====         =====



SIX MONTHS ENDED JUNE 30, 1999 AND 2000



    NET REVENUE



    TOTAL NET REVENUE. Total net revenue was $7.7 million for the six months ended June 30, 1999 and $16.1 million for the six months ended June 30, 2000, representing an increase of 109.7%.



    LICENSE.  License revenue was $1.2 million for the six months ended
June 30, 1999 and $5.5 million for the six months ended June 30, 2000, representing an increase of 350.7%. The increase is attributed to increased market acceptance of our OpenBusiness products. License revenue as a percentage of total net revenue was 16.1% for the six months ended June 30, 1999 and 34.5% for the six months ended June 30, 2000.



    SERVICE.  Service revenue was $6.4 million for the six months ended
June 30, 1999 and $10.5 million for the six months ended June 30, 2000, representing an increase of 63.6%. The increase was a result of our ability to sell additional services to existing customers and attract new customers. In addition, we experienced an increase in maintenance revenue as a result of our increased license sales. Service revenue as a percentage of total net revenue was 83.9% for the six months ended June 30, 1999 and 65.5% for the six months ended June 30, 2000.



    COST OF REVENUE



    LICENSE. Cost of license revenue consists of distribution and order fulfillment costs, product media and packaging and documentation. Cost of license revenue was $467,000 for the six months ended June 30, 1999 and $383,000 for the six months ended June 30, 2000, representing a decrease of 18.2%. The decrease was a result of lower material costs resulting from our shift to electronic documentation of our products instead of paper documentation. Our production and distribution costs are relatively fixed and generally do not increase proportionately as a result of increases in license revenue. As a percentage of license revenue, cost of license revenue was 38.0% for the six months ended June 30, 1999 and 6.9% for the six months ended June 30, 2000.



    SERVICE. Cost of service revenue consists primarily of direct labor costs of our professional service group. Cost of service revenue was $4.5 million for the six months ended June 30, 1999 and $7.2 million for the six months ended June 30, 2000, representing an increase of 61.4%. This increase was a result of the expansion of our professional services organization to support the increased service revenue. Personnel-related costs constitute the vast majority of our cost of service. As a percentage of service revenue, cost of service revenue was 69.1% for the six months ended June 30, 1999 and 68.2% for the six months ended June 30, 2000. Due to the cost of recruiting personnel with our desired skill sets, we may choose to carry under-utilized personnel for short periods of time rather than reduce the size of our service organization. This approach may cause our cost of service revenue as a percentage of service revenue to vary significantly in the future, especially on a quarterly basis.



    OPERATING EXPENSE



    SALES AND MARKETING. Sales and marketing expense consists primarily of salaries, commissions, bonuses, recruiting costs, travel, marketing materials and trade shows and other related costs. Sales and marketing expense was $3.1 million for the six months ended June 30, 1999 and $7.2 million for the six months ended June 30, 2000, representing an increase of 130.5%. The increase was a result of increased spending on promotional activities for our OpenBusiness products and an expansion of our sales force. Our marketing expenses increased $2.1 million during the six months ended June 30, 2000 as compared to the six months ended June 30, 1999. As a result of the increased spending on marketing activities, sales and marketing expense increased as a percentage of total net revenue from 40.7% in the six months ended June 30, 1999 to 44.7% for the six months ended June 30, 2000. We intend to invest substantial resources to expand our selling efforts and to execute marketing programs that will enhance awareness of our products and services. As a result, we expect sales and marketing expense to increase significantly in the future.



    RESEARCH AND DEVELOPMENT. Research and development expense consists primarily of personnel and related expenses and the equipment and software required to develop, test and enhance products. Research and development expense was $1.6 million for the six months ended June 30, 1999 and $2.8 million for the six months ended June 30, 2000, representing an increase of 71.1%. The increase was due to increased personnel related costs resulting from our expansion of the development efforts related to our OpenBusiness products. Research and development expense as a percentage of total net revenue was 21.0% for the six months ended June 30, 1999 and 17.1% for the six months ended June 30, 2000. We believe that continued investment in research and development is vital to our future, and we plan to accelerate the development of new products. As a result, we expect to continue to increase our research and development expenditures.



    GENERAL AND ADMINISTRATIVE. General and administrative expense consists primarily of salaries and other related costs for finance, human resources and other administrative personnel, as well as accounting, legal and other professional fees. General and administrative expense was $1.8 million for the six months ended June 30, 1999 and $2.3 million for the six months ended
June 30, 2000, representing an increase of 23.6%. The increase was a result of increased personnel related expense due to the hiring of additional personnel in our administrative departments. General and administrative expense as a percentage of total net revenue declined from 23.7% in the six months ended
June 30, 1999 to 14.0% in the six months ended June 30, 2000. We expect general and administrative costs to increase in the future, as we expect to add personnel to support our expanding operations, to incur additional costs related to the growth of our business and to incur the ongoing costs of being a public company.

    NONCASH STOCK COMPENSATION. During 1999, as well as during the six months ended June 30, 2000, we recorded deferred stock compensation related to stock options issued to employees with an exercise price below the deemed fair value of the stock options as of the dates of grant. This charge represents the difference between the deemed fair value of the stock options on the date of grant, based on an independent appraisal commissioned by us, and the exercise price of the stock options. Deferred stock compensation charges are being amortized over the four-year vesting period of the related stock options. The resulting noncash stock compensation expense was $56,000 for the six months ended June 30, 1999 and $342,000 for the six months ended June 30, 2000.



    INTEREST EXPENSE



    Interest expense was $299,000 for the six months ended June 30, 1999 and $2.4 million for the six months ended June 30, 2000, representing an increase of 717.0%. The increase in interest expense is a result of accretion of put warrants issued in connection with our $3.0 million of subordinated indebtedness. As a result of the increase in our estimate of fair value of these warrants, the amount of accretion recorded as interest expense increased from $34,000 for the six months ended June 30, 1999 to $2.2 million for the six months ended June 30, 2000. We plan to use a portion of the proceeds from this offering to repay this subordinated indebtedness in its entirety.


YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


    NET REVENUE



    TOTAL NET REVENUE.  Total net revenue was $11.6 million in 1997,
$11.8 million in 1998 and $20.1 million in 1999, representing increases of 1.6% from 1997 to 1998 and 70.6% from 1998 to 1999. Four customers in 1997, two customers in 1998 and two customers in 1999 individually accounted for over 10.0% of our total net revenue in those fiscal years. In the aggregate, these customers accounted for 65.7% of total net revenue in 1997, 36.2% in 1998 and 46.1% in 1999.



    LICENSE. License revenue was $1.5 million in 1997, $908,000 in 1998 and $5.3 million in 1999, representing a decrease of 41.3% from 1997 to 1998 and an increase of 478.2% from 1998 to 1999. The decrease in 1998 was due to a shift in focus of our sales and marketing staff from our C++ line of products, which constituted the majority of our license revenue in 1997, to our OpenBusiness product line. Our OpenBusiness suite of products serves an emerging market, which results in longer sales cycles than our C++ products. As a result, the increase in 1999 was due to increased market acceptance of our OpenBusiness product line and the success of our earlier marketing efforts. The majority of our license revenue in 1999 resulted from a large transaction which was completed during the fourth quarter. Consistent with our typical transactions, we do not anticipate this transaction to create any recurring revenue, other than for post-contract support. License revenue as a percentage of total net revenue was 13.3% in 1997, 7.7% in 1998 and 26.1% in 1999.



    SERVICE. Service revenue was $10.1 million in 1997, $10.9 million in 1998 and $14.9 million in 1999, representing increases of 8.2% from 1997 to 1998 and 36.7% from 1998 to 1999. These increases were due to our ability to sell additional services to existing customers, attract new customers and increase the size of our professional services engagements. The increase in 1999 was also due, in part, to additional development projects utilizing our OpenBusiness products. Service revenue as a percentage of total net revenue was 86.7% in 1997, 92.3% in 1998 and 73.9% in 1999.


    COST OF REVENUE


    LICENSE. Cost of license revenue was $1.0 million in 1997, $714,000 in 1998 and $924,000 in 1999, representing a decrease of 26.2% from 1997 to 1998 and an increase of 29.4% from 1998 to 1999. The decrease in cost of license revenue in 1998 was due to a shift in product mix to our OpenBusiness products, which resulted in lower license revenue. The increase in cost of license revenue in 1999 was due to increased revenue from licenses of our OpenBusiness products. As a percentage of license revenue, cost of license revenue was 62.6% in 1997, 78.6% in 1998 and 17.6% in 1999. The percentage decrease in 1999 was due to our relatively fixed production and distribution costs being spread over a larger revenue base.



    SERVICE. Cost of service revenue was $6.8 million in 1997, $7.4 million in 1998 and $10.4 million in 1999, representing increases of 9.0% from 1997 to 1998 and 40.8% from 1998 to 1999. The increases in cost of service revenue were due to an increase in the number of personnel from 43 in January 1997 to 73 in December 1999 to support the increase in service revenue. As a percentage of service revenue, cost of service revenue was 67.6% in 1997, 68.1% in 1998 and 70.1% in 1999. These increases are due to the use of higher cost outside contractors.


    OPERATING EXPENSE


    SALES AND MARKETING. Sales and marketing expense was $2.9 million in 1997, $3.7 million in 1998 and $6.8 million in 1999, representing increases of 29.7% from 1997 to 1998 and 82.5% from 1998 to 1999. The increases in sales and marketing expense were related to increased hiring and higher commissions and bonuses. We also increased our spending on trade shows and other marketing activities to increase awareness of our OpenBusiness products. Sales and marketing expense as a percentage of total net revenue was 24.6% in 1997, 31.4% in 1998 and 33.6% in 1999.



    RESEARCH AND DEVELOPMENT. Research and development expense was $1.8 million in 1997, $1.8 million in 1998 and $4.1 million in 1999, representing increases of 0.5% from 1997 to 1998 and 125.0% from 1998 to 1999. The increase from 1998 to 1999 was due to increases in our research and development personnel dedicated to the development of our OpenBusiness products and related compensation expense. Research and development expense as a percentage of total net revenue was 15.5% in 1997, 15.4% in 1998 and 20.2% in 1999.



    GENERAL AND ADMINISTRATIVE. General and administrative expense was $3.0 million in 1997, $2.8 million in 1998 and $4.0 million in 1999, representing a decrease of 5.3% from 1997 to 1998 and an increase of 40.9% from 1998 to 1999. The increase in 1999 was related to increased personnel-related costs in administrative functions, including information technology, human resources and finance and accounting, to support the growth of our business. General and administrative expense as a percentage of total net revenue was 25.5% in 1997, 23.8% in 1998 and 19.6% in 1999, reflecting increasing revenue.



    NONCASH STOCK COMPENSATION. During 1999, we recorded $2.0 million of deferred stock compensation from stock options issued to employees. As a result, $337,000 of noncash stock compensation expense was recognized during 1999, $105,000 of which was attributed to discontinued operations. We did not incur any stock-based compensation expense before 1999.


    INTEREST EXPENSE


    Interest expense was $56,000 in 1997, $249,000 in 1998 and $642,000 in 1999,
representing increases of 346.7% from 1997 to 1998 and 157.6% from 1998 to 1999. The increases were due to approximately $3.0 million of subordinated indebtedness incurred in June 1998.


    DISCONTINUED OPERATIONS


    In September 1999, we completed the sale of our educational services division for $2.9 million, resulting in a gain on sale of $2.6 million. Also, in March 2000, we sold our FAB solutions division, resulting in a gain on sale of approximately $4.4 million. The results of operations for both educational services and FAB solutions are reported as discontinued operations for all periods presented.


    INCOME TAXES

    No provision for income taxes was recorded in 1998 or 1999, as we incurred net losses. During 1997, we recognized a tax benefit of $214,000 related to the change in our deferred tax position from a net deferred tax liability to a net deferred tax asset, which was completely offset by a valuation allowance.

QUARTERLY RESULTS OF CONTINUING OPERATIONS


    The following table shows unaudited quarterly financial data for the ten quarterly periods ended June 30, 2000. We obtained this information from unaudited quarterly financial statements and, in the opinion of our management, it includes all adjustments necessary to present fairly the financial results for the periods. These adjustments consist of only normal recurring adjustments. The quarterly results are not necessarily indicative of future results of operations. Our quarterly financial results are subject to seasonality and fluctuations because of many factors.


                                                            THREE MONTHS ENDED
                         -----------------------------------------------------------------------------------------
                         MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                           1998        1998       1998        1998       1999        1999       1999        1999
                                                              (IN THOUSANDS)
Net Revenue:
  License..............   $   230     $  163     $   183    $   332     $   175    $ 1,056     $   883     $3,137
  Service..............     2,202      2,651       2,794      3,250       3,039      3,399       4,022      4,435
                          -------     ------     -------    -------     -------    -------     -------     ------
    Total net
      revenue..........     2,432      2,814       2,977      3,582       3,214      4,455       4,905      7,572
Cost of revenue:
  License..............       138        153         178        244         226        242         238        218
  Service..............     1,623      1,737       1,817      2,245       2,043      2,408       2,588      3,408
                          -------     ------     -------    -------     -------    -------     -------     ------
    Total cost of
      revenue..........     1,761      1,890       1,995      2,489       2,269      2,650       2,826      3,626
Gross profit...........       671        924         982      1,093         945      1,805       2,079      3,946
Operating expense:
  Sales and
    marketing..........       605        624       1,213      1,270       1,375      1,745       1,614      2,040
  Research and
    development........       452        487         371        502         718        892       1,099      1,366
  General and
    administrative.....       640        677         663        827         847        975         865      1,269
  Noncash stock
    compensation
    expense............        --         --          --         --          --         56          57        119
                          -------     ------     -------    -------     -------    -------     -------     ------
    Total operating
      expense..........     1,697      1,788       2,247      2,599       2,940      3,668       3,635      4,794
                          -------     ------     -------    -------     -------    -------     -------     ------
Operating loss from
  continuing
  operations...........    (1,026)      (864)     (1,265)    (1,506)     (1,995)    (1,863)     (1,556)      (848)
Interest expense.......        46         46         129         28         160        139         172        170
Interest income and
  other, net...........        (8)        (5)        (19)       (25)       (108)       (73)        (27)       (48)
                          -------     ------     -------    -------     -------    -------     -------     ------
Loss from continuing
  operations...........   $(1,064)    $ (905)    $(1,375)   $(1,509)    $(2,047)   $(1,929)    $(1,701)    $ (970)
                          =======     ======     =======    =======     =======    =======     =======     ======

                          THREE MONTHS ENDED
                         --------------------
                         MARCH 31,   JUNE 30,
                           2000        2000
                            (IN THOUSANDS)
Net Revenue:
  License..............   $ 2,533    $ 3,015
  Service..............     5,069      5,464
                          -------    -------
    Total net
      revenue..........     7,602      8,479
Cost of revenue:
  License..............       206        176
  Service..............     3,634      3,552
                          -------    -------
    Total cost of
      revenue..........     3,840      3,728
Gross profit...........     3,762      4,751
Operating expense:
  Sales and
    marketing..........     2,533      4,658
  Research and
    development........     1,297      1,458
  General and
    administrative.....     1,189      1,062
  Noncash stock
    compensation
    expense............       172        170
                          -------    -------
    Total operating
      expense..........     5,191      7,348
                          -------    -------
Operating loss from
  continuing
  operations...........    (1,429)    (2,597)
Interest expense.......     1,514        932
Interest income and
  other, net...........       (68)       (80)
                          -------    -------
Loss from continuing
  operations...........   $(2,875)   $(3,449)
                          =======    =======

AS A PERCENTAGE OF TOTAL NET REVENUE


                                                            THREE MONTHS ENDED
                         -----------------------------------------------------------------------------------------
                         MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                           1998        1998       1998        1998       1999        1999       1999        1999
Net Revenue:
  License..............      9.4%        5.8%       6.1%        9.3%       5.4%       23.7%      18.0%       41.4%
  Service..............     90.6        94.2       93.9        90.7       94.6        76.3       82.0        58.6
                          ------      ------     ------      ------     ------      ------     ------      ------
    Total net
      revenue..........    100.0       100.0      100.0       100.0      100.0       100.0      100.0       100.0
Cost of revenue:
  License..............      5.7         5.5        6.0         6.8        7.0         5.4        4.9         2.9
  Service..............     66.7        61.7       61.0        62.7       63.6        54.1       52.8        45.0
                          ------      ------     ------      ------     ------      ------     ------      ------
    Total cost of
      revenue..........     72.4        67.2       67.0        69.5       70.6        59.5       57.7        47.9
Gross profit...........     27.6        32.8       33.0        30.5       29.4        40.5       42.3        52.1
Operating expense:
  Sales and
    marketing..........     24.9        22.2       40.7        35.4       42.8        39.2       32.9        26.9
  Research and
    development........     18.6        17.3       12.5        14.0       22.3        20.0       22.4        18.0
  General and
    administrative.....     26.3        24.1       22.3        23.1       26.4        21.9       17.6        16.8
  Noncash stock
    compensation
    expense............      0.0         0.0        0.0         0.0        0.0         1.2        1.2         1.6
                          ------      ------     ------      ------     ------      ------     ------      ------
    Total operating
      expense..........     69.8        63.6       75.5        72.5       91.5        82.3       74.1        63.3
                          ------      ------     ------      ------     ------      ------     ------      ------
Operating loss from
  continuing
  operations...........    (42.2)      (30.8)     (42.5)      (42.0)     (62.1)      (41.8)     (31.8)      (11.2)
Interest expense.......      1.9         1.6        4.3         0.8        5.0         3.1        3.5         2.2
Interest income and
  other, net...........     (0.3)       (0.2)      (0.6)       (0.7)      (3.4)       (1.6)      (0.6)       (0.6)
                          ------      ------     ------      ------     ------      ------     ------      ------
Loss from continuing
  operations...........    (43.8)%     (32.2)%    (46.2)%     (42.1)%    (63.7)%     (43.3)%    (34.7)%     (12.8)%
                          ======      ======     ======      ======     ======      ======     ======      ======

                          THREE MONTHS ENDED
                         --------------------
                         MARCH 31,   JUNE 30,
                           2000        2000
Net Revenue:
  License..............     33.3%       35.6%
  Service..............     66.7        64.4
                          ------      ------
    Total net
      revenue..........    100.0       100.0
Cost of revenue:
  License..............      2.7         2.1
  Service..............     47.8        41.9
                          ------      ------
    Total cost of
      revenue..........     50.5        44.0
Gross profit...........     49.5        56.0
Operating expense:
  Sales and
    marketing..........     33.3        54.9
  Research and
    development........     17.1        17.2
  General and
    administrative.....     15.6        12.5
  Noncash stock
    compensation
    expense............      2.3         2.0
                          ------      ------
    Total operating
      expense..........     68.3        86.6
                          ------      ------
Operating loss from
  continuing
  operations...........    (18.8)      (30.6)
Interest expense.......     19.9        11.0
Interest income and
  other, net...........     (0.9)       (0.9)
                          ------      ------
Loss from continuing
  operations...........    (37.8)%     (40.7)%
                          ======      ======



    Our total net revenue has generally increased during each of the ten quarters presented. The increases in license revenue over the periods presented are related to market acceptance of our OpenBusiness Infrastructure Platform. We have historically experienced stronger demand for our products and services during the fourth quarter and weaker demand in the first quarter. We expect to continue to experience this seasonal pattern.



    We experienced a significant increase in license revenue during the quarter ended December 31, 1999 as a result of a transaction with one of our largest customers. This resulted in license revenue accounting for 41.4% of total net revenue for the quarter. Because license revenue typically carries a higher margin percentage than service revenue, our gross profit percentage for the quarter ended December 31, 1999 was significantly above our historical levels. Our gross profit percentage increased significantly during the quarter ended June 30, 2000 as a result of our higher mix of license revenue and improved margins in our service business.



    Due to the difference in gross profit percentage, or gross margin, between license and service revenue, our overall gross margin is heavily dependent on our mix of revenue. Specifically, we experience a higher gross margin in quarters where license revenue is a larger percentage of total net revenue and a lower gross margin in quarters where license revenue is a relatively smaller percentage of our total net revenue.


    Our cost of license revenue is relatively fixed and does not vary significantly based on license revenue volume. Our operating expense has continued to increase as we have expanded our operations, especially in sales and marketing and research and development.

LIQUIDITY AND CAPITAL RESOURCES


    Since our founding, we have financed our operations through private sales of common and preferred stock, resulting in net proceeds from our founding to June 30, 2000 of approximately $17.0 million, and, to a lesser extent, through bank loans, subordinated indebtedness and equipment leases. As of June 30, 2000, we had $8.3 million in cash and short-term investments and $5.7 million in working capital.



    Net cash used in operating activities was $1.6 million in 1997, $3.3 million in 1998 and $8.3 million in 1999. Net cash flows from operating activities in each period reflect increasing losses from continuing operations. Also, the net cash flow from operating activities in 1999 was affected by a significant increase in accounts receivable. For the six months ended June 30, 2000, net cash used in operating activities was $1.7 million. Net cash flows from operating activities for the six months ended June 30, 2000 benefitted from collections from a transaction with one of our largest customers during the quarter ended December 31, 1999.



    Net cash used in investing activities was $1.0 million in 1997, $645,000 in 1998 and $1.6 million in 1999. Cash used in investing activities reflects purchases of property and equipment, primarily computer equipment, and purchases of marketable securities. Our capital expenditures are primarily related to supporting the increase in the number of our personnel. Therefore, we expect our capital expenditures to continue to increase in the future. At June 30, 2000, we had no material commitments for capital expenditures. For the six months ended June 30, 2000, net cash provided by investing activities was $168,000. Net cash flows from investing activities for the six months ended June 30, 2000 benefitted from the sale of our FAB solutions division in March 2000.



    Net cash used in financing activities was immaterial in 1997. Net cash provided by financing activities was $13.7 million in 1998. In 1998, cash was primarily generated by private sales of preferred stock and issuance of debt. Net cash used in financing activities was $289,000 in 1999, which was a result of payments for the redemption of common stock. Net cash used in financing activities was $45,000 for the six months ended June 30, 2000.



    In September 1999, we received $2.9 million in net proceeds from the sale of our educational services division, and in March 2000, we received approximately $5.0 million in proceeds net of related expenses and escrowed amounts from the sale of our FAB solutions division. An additional $800,000 was placed in escrow until March 2001 for satisfaction of indemnification claims against us which may arise from the sale of our FAB solutions division.



    As of June 30, 2000 our financing arrangements consisted of:



    - $2.2 million of indebtedness, which has an effective interest rate of approximately 15.2% and matures in June 2001;



    - a $5.0 million revolving line of credit, which had an outstanding balance of $750,000 and matures in November 2001;



    - a 36-month equipment financing note in the original amount of $438,000, which had an outstanding balance of $288,000 and matures in June 2002; and



    - various equipment leases totaling $238,000.



    Borrowings under the revolving line of credit are limited to a borrowing base calculation and bear interest at prime rate plus 0.75%. The $3.0 million senior subordinated note and the equipment financing note contain cross-default provisions to the revolving line of credit. As of December 31, 1999, we were not in compliance with a financial covenant to have positive operating income in the three months ended December 31, 1999. As a result, all three facilities were classified as current liabilities at December 31, 1999. We have subsequently modified and amended the revolving credit facility to permit operating losses through June 2001 and as of June 30, 2000, we were in compliance with all covenants. The equipment financing note bears interest at a rate of 11.0%.



    We expect to experience significant growth in our operating expense. In particular, we would expect sales and marketing and research and development expense to increase substantially in support of our OpenBusiness product line. As a result, we expect to continue to generate operating losses. We may also use our cash to fund acquisitions of complementary businesses, technologies or product lines. We believe that the net proceeds of this offering and our existing working capital immediately before this offering will be sufficient to fund our operations and capital expenditures for at least the next twelve months. Any material acquisitions may require that we obtain additional financing, including issuing equity or debt securities. We cannot be sure that we will be able to obtain any additional financing or that, if we can, the terms will be acceptable to us.



    As of December 31, 1999, we had net operating loss carryforwards for federal income tax reporting purposes of $10.4 million that expire in various amounts beginning in 2009. Federal income tax laws contain provisions that limit the use in any future period of net operating losses and credit carryforwards upon the occurrence of various events, including a significant change in ownership interests. We had net deferred tax assets, including our net operating loss carryforwards and tax credits, of $4.0 million as of December 31, 1999. To reflect the uncertainty of whether we will be able to use the benefit of these net operating loss carryforwards, a valuation allowance has been recorded for the entire net deferred tax asset.



    Two officers we recently hired have received a letter from their former employer demanding the officers to repay $866,647 in gain received by the officers from the exercise of stock options issued by their former employer. In August 2000, we agreed to indemnify the officers for any amounts they are required to repay their former employer as a result of this claim. The officers have denied any wrongdoing and intend to defend any action taken by their former employer.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


    In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 is effective for all quarters in fiscal years beginning after June 15, 2000. We do not currently utilize derivative financial instruments. Therefore, we do not expect that the adoption of SFAS 133 will have a material impact on our results of operations or financial position.



    In December 1999, the Securities and Exchange Commission issued SAB
No. 101, which summarizes some of the staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. We must comply with SAB 101 beginning with the quarter ended December 31, 2000. We continue to evaluate the impact that SAB 101 will have on our timing of revenue recognition in future periods. Based on our initial evaluation, we believe SAB 101 will not have a material impact on our future results of operations.



    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation. This interpretation is effective July 1, 2000, but some conclusions in the interpretation cover events that occur after either December 15, 1998 or January 12, 2000. We do not expect the interpretation to have a material impact on our results of operations or financial position.


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK


    We develop products in the United States and market our products in North America, Europe and Asia. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Substantially all of our sales are made in U.S. dollars, and a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is no material risk exposure. All of our credit facilities, with the exception of our revolving credit facility, bear interest at fixed rates. Because we had not utilized our revolving credit facility through December 31, 1999, our interest expense for the periods presented through December 31, 1999 were not subject to fluctuations based on changes in the general level of U.S. interest rates. Therefore, no quantitative tabular disclosures are required. We utilized the revolving credit facility during the six months ended June 30, 2000. The interest expense on borrowings under this facility is subject to fluctuation based on the general level of U.S. interest rates. However, we do not expect these fluctuations to have a material impact on our financial position or results of operations.

                                    BUSINESS


    THE FOLLOWING DESCRIPTION OF OUR BUSINESS SHOULD BE READ WITH THE INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DESCRIPTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FACTORS DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW


    We are a leading provider of business-to-business integration, or B2Bi, software products and services that enable organizations to easily and rapidly integrate business applications within and across organizations over the Internet. Our software products allow organizations to link their business processes with customers, suppliers and other trading partners to share services, conduct transactions and exchange information in real-time. We have designed our OpenBusiness solution to provide an easy to configure integration platform that ensures reliable, secure integration of complex software applications and scales to accommodate large numbers of business-to-business, or B2B, partners.



    Our OpenBusiness solutions are frequently implemented by systems integrators, independent consulting firms and by our customer's internal information technology departments. We also have the capability to deliver solutions through our professional services organization. Our professional services, which currently comprise the majority of our revenues, include project planning, architectural design, prototyping, implementation, application integration and project management.



    We market our products and services globally primarily through our direct sales force, complemented by the selling and supporting efforts of value-added resellers and system integrators. As of July 31, 2000, we had licensed our OpenBusiness products or provided professional services to over 300 customers, including Caterpillar, General Motors, Intel, Merrill Lynch, Nokia, Sprint and Unisys.


INDUSTRY BACKGROUND


    THE EMERGENCE OF THE NEW B2B MODEL


    The Internet has emerged as a powerful new medium for communication and commerce by fundamentally changing B2B interactions. We believe that organizations have adopted the Internet as a new business platform in three distinct phases.


    In the first phase, organizations sought to quickly establish a presence on the Internet by creating websites that provided online access to information about a company's products, services and operations. In this first stage, organizations began to utilize the communication benefits of the Internet, but generally failed to embrace the Internet as a viable commerce and distribution channel. In the second phase, early adopters of e-commerce technology designed and implemented basic order entry websites so consumers could purchase goods or services online. Today, in the third phase, escalating competitive pressures, shifting supplier relationships and diverse customer demands are forcing organizations of all sizes to quickly embrace a new B2B model. This new model requires a higher level of business process integration in which multiple customers, suppliers and other trading partners transact business electronically in real-time over the Internet. We believe organizations will not be able to effectively compete in today's global markets without rapidly embracing this new B2B model.



    According to Forrester Research, revenue generated from B2B e-commerce will grow from $406 billion in 2000 to $2.7 trillion in 2004. Forrester Research also estimates that B2B e-commerce will account for more than 90% of U.S. e-commerce transactions by 2004. To participate in this new market opportunity, we believe organizations will be required to implement B2Bi software. This software enables B2B e-commerce by integrating business processes and related information technology systems of multiple customers, suppliers and other trading partners. As a result, businesses are spending heavily to purchase B2Bi software to transact business effectively over the Internet. The

Delphi Group forecasts revenues from B2B e-commerce software and services to grow from $5 billion in 1999 to $40 billion in 2002.


    LIMITATIONS OF EXISTING B2B INTEGRATION SOLUTIONS


    Over the last decade, organizations have invested billions of dollars in custom and packaged software applications to improve and integrate internal information technology systems. These applications frequently:



    - reside on different hardware platforms;



    - utilize varying data formats and communications standards; and


    - were not designed to communicate with other companies' applications.


    To enable the emerging B2B model, isolated applications must be integrated not only within an organization, but also externally with an organization's customers, suppliers and other trading partners. For example, organizations are increasingly integrating their inventory and order management applications with external purchasing applications to automate the purchasing process once an order has been placed.



    Most traditional approaches to B2Bi have been unable to adequately address the challenges of integrating multiple customers, suppliers and other trading partners. These approaches include:



    - in-house custom solutions;



    - electronic data interchange, or EDI, solutions; and


    - enterprise application integration, or EAI, solutions.

Most of these solutions are delivered over private networks, resulting in limited scalability, long implementation times and high setup and maintenance costs.


    IN-HOUSE CUSTOM SOLUTIONS. In-house custom solutions are typically point-to-point solutions developed by organizations and use closed or proprietary technologies. These point-to-point solutions, where one specific software application is typically integrated with another with inflexible code, often limit an organization's ability to easily modify existing integrated software applications. These custom solutions often require long development lead times and are typically limited to the application for which they were designed. As a result, custom solutions usually require large, expensive information technology staffs or system integrators to develop and maintain, and they often lack the needed flexibility and scalability for today's B2B model.



    EDI SOLUTIONS. EDI represented one of the first attempts to standardize business-to-business interactions without the disadvantages of developing and maintaining in-house custom solutions. However, due to the high cost and lengthy time to implement and deploy EDI solutions, their benefits have been limited typically to large organizations. Because EDI is based on point-to-point integration, fixed data formats and batch processing, it limits organizations' ability to quickly respond to changing business demands and to scale to large numbers of organizations. Therefore, EDI solutions are often too time consuming, inflexible and expensive to effectively solve today's B2Bi problems.



    EAI SOLUTIONS. EAI solutions have been designed to effectively integrate systems within an enterprise, but typically do not provide the open and scalable inter-business integration that is necessary for successful B2Bi. While EAI solutions can be extended to integrate external customers, suppliers and other trading partners, to do so often requires all parties to implement a common integration architecture. As organizations develop their new B2B models and rapidly expand their B2B relationships, requiring a common integration architecture for all participants has become increasingly difficult. Also, EAI solutions often have difficulty integrating the applications of a diverse set of B2B partners because many corporate computer security systems do not readily recognize EAI communications protocols. As a result, EAI solutions are typically too inflexible to provide the necessary level of integration to fully achieve the benefits of B2Bi.


    THE OPPORTUNITY FOR A NEW INTERNET-BASED B2BI SOLUTION


    We believe that by utilizing the Internet there is a significant opportunity to provide organizations with a cost-effective B2Bi solution. This solution should enable business process integration among customers, suppliers and other trading partners, to facilitate the transition to a new B2B model. This solution should provide the flexibility and scalability to adjust to changing business needs and allow organizations to offer their B2B partners the ability to exchange information and conduct transactions in real-time, regardless of their installed technology infrastructure. Further, because many organizations lack the expertise or resources to design and deploy new B2Bi solutions, we believe a B2Bi solution should be supported by an experienced professional services organization.



OUR SOLUTION



    We provide an Internet-based B2Bi solution that enables organizations to easily and rapidly integrate business applications within and across organizations for sharing services, conducting transactions and exchanging information in real-time. We believe our OpenBusiness solution allows our customers to integrate business processes with trading partners with fewer alterations to their existing software applications than the current alternatives require. Through the use of XML and support for a broad range of additional communications standards, our solution provides a high level of interoperability among incompatible applications. As a result, we believe our OpenBusiness solution, unlike other B2Bi solutions, allows multiple customers, suppliers and other trading partners to successfully integrate otherwise incompatible software applications without significant reprogramming or adopting the same communications standards. To help our customers adopt new B2B models, we also provide a wide range of professional services, including strategic planning, architectural design, prototyping, implementation services, application integration and project management.


    Our OpenBusiness solution provides the following business benefits to our customers:


    ENABLES NEW B2B MODELS. Our solution is designed to be easy-to-use and highly scalable solution, allowing our customers to rapidly adopt new B2B models that require seamless business process integration. By improving, streamlining and automating B2B processes and information flows, our solution enables organizations to realize significant benefits from integrating customers, suppliers and other trading partners in Internet-based B2B communities. These benefits include enhanced revenue opportunities by enabling organizations to introduce products to market more quickly and to provide new services to their customers. Organizations are also able to increase operating efficiencies by automating manual processes, efficiently managing inventories, reducing cycle times and improving planning and forecasting capabilities.



    REDUCES TIME TO MARKET. Our solution is designed to be easily and rapidly deployed, permitting our customers to reduce their time to market for new Internet-based B2B strategies. Because our OpenBusiness solution does not require customers to modify existing applications or to adopt a common integration technology, customers generally need less time to implement our OpenBusiness solution. We believe our solution is further differentiated by providing easy-to-use portal software that allows our customers to simplify the process of integrating applications of B2B partners over the Internet. As a result, we believe our customers can quickly integrate their applications with those of their customers, suppliers and other trading partners, saving significant time and expense and speeding deployment of their B2B strategies. To further speed time to market, we can support our customers with extensive professional services to help accelerate their implementation of B2Bi solutions.

    IMPROVES RETURNS ON EXISTING TECHNOLOGY INVESTMENTS. Over the last decade, organizations have invested billions of dollars in custom and packaged software applications, referred to as legacy applications. Using XML and supporting a wide variety of other communications standards unlike other solutions, our solution provides a high level of interoperability among legacy applications without costly reprogramming. By eliminating reprogramming costs, organizations are more likely to achieve broader, more extensive integration of their incompatible legacy applications, resulting in more effective B2Bi solutions. Because our solution's integration capabilities easily extend legacy applications to a wide range of users regardless of the user's location or underlying infrastructure, organizations can realize greater returns on their prior information technology investments.


OUR STRATEGY


    Our goal is to be the leading provider of B2Bi software and services that enable organizations to develop and implement new Internet-based B2B models. To achieve this objective, we are pursuing the following strategies:



    EXTEND OUR PRODUCT AND TECHNOLOGICAL LEADERSHIP. Our products feature a number of different B2B software integration capabilities that utilize XML extensively. We believe our solution supports more B2B communications and data format standards than any other competing solution, allowing us to provide improved interoperability among business processes of B2B partners. We intend to build upon our integration technology and improve our solution's functionality and ease of use for rapidly developing B2Bi requirements. We also intend to continue to remain actively involved with industry standard organizations to ensure that our OpenBusiness products incorporate new integration technology and communications standards as they emerge. We may also seek to enhance our product leadership through licensing or acquiring complementary technologies or businesses.



    FOCUS ON OUR EXISTING CUSTOMER BASE. We believe our current customer base represents a significant opportunity for additional revenues. Since 1997, we have developed relationships with over 800 customers, of which approximately 140 have purchased licenses for our OpenBusiness Infrastructure Platform. We believe that many of these companies are beginning to implement new Internet-based B2B strategies, and we intend to market our solution to them. As our customers expand and refine their Internet strategies and begin to realize the full potential of B2Bi, we believe we can increase sales by expanding limited deployments into enterprise-wide implementations, as well as by selling additional OpenBusiness products.



    EXPAND SALES AND DISTRIBUTION CHANNELS. We intend to pursue a multi-channel, global distribution strategy by expanding our direct sales force and key relationships with system integrators, value-added resellers, OEMs and international distributors. We intend to increase our domestic distribution by opening additional field offices and adding sales personnel in our existing offices. We also plan to continue to expand our indirect distribution through alliances with additional system integrators, value-added resellers and OEMs. We intend to increase our international distribution by developing additional relationships with international distributors, establishing foreign direct sales offices and creating strategic alliances with international system integrators.


    BENEFIT FROM NETWORK EFFECTS. As customers utilize our OpenBusiness products to integrate their B2B partners, these B2B partners will experience the features and benefits of our products. We have already experienced additional sales as a result of customers recommending and exposing our products to their networks of customers, suppliers and other trading partners. Depending on the level of B2B integration desired, some of our customers may require their B2B partners to use our products. We believe this network effect will increase the demand for our products, increase our brand recognition and strengthen our position in the B2Bi solutions market.

    CAPITALIZE ON OUR PROFESSIONAL SERVICES CAPABILITIES. We have established highly successful relationships with customers by assisting them in designing, developing and deploying B2Bi solutions. Our extensive professional services range from strategic and architectural planning to complete integration and deployment of our products. We will continue to extend our professional services expertise in applying emerging standards, especially XML standards, to create B2Bi solutions. By offering a full range of professional services, we believe we can strengthen our existing customer relationships and foster new customer relationships, creating opportunities to sell additional OpenBusiness products.


PRODUCTS


    Our OpenBusiness products consist of three products: the OpenBusiness Infrastructure Platform, the OpenBusiness Gateway and the OpenBusiness Portal. Utilizing the technology developed in the OpenBusiness Infrastructure Platform, which we first licensed in October 1997, we released the OpenBusiness Gateway and OpenBusiness Portal in March 2000. These products work together to provide an integrated B2Bi solution that allows organizations to integrate business processes over the Internet and to share services and exchange information in real-time.


    Our OpenBusiness product line is illustrated below:

    [The diagram of our OpenBusiness product line consists of:

    Four informational boxes arranged in a diamond pattern, each connected to an oval in the center representing the Internet.

    The box at the top of the diamond pattern contains the following information:

    "Inter-business application catalog includes:

       Product Company--ERP Application
       Retail Company--CRM Application
       Shipping Company--Logistics Application"

    This box also contains two other boxes connected in serial to the representation of the Internet described above. One box is labeled "OpenBusiness Portal." The other box is labeled "Firewall."

    The box at the left of the diamond pattern is labeled "Product Company" and contains headings arranged in a diamond pattern, each connected to a heading in the center labeled "OpenBusiness Infrastructure." The heading at the top of this diamond pattern is labeled "ERP Application." The heading at the left of this diamond pattern is labeled "Inventory Application." The heading at the bottom of this diamond pattern is labeled "Accounting Application." The center of this diamond is connected in serial to: a box on the right of this diamond labeled "OpenBusiness Gateway", then to a box labeled "Firewall" and finally to the representation of the Internet described above.

    The box at the bottom of the diamond pattern is labeled "Shipping Company" and contains headings arranged in a diamond pattern, each connected to a heading in the center labeled "OpenBusiness Infrastructure." The heading at the left of this diamond pattern is labeled "Logistics Application." The heading at the bottom of this diamond pattern is labeled "Tracking Application." The heading at the right of this diamond pattern is labeled "Billing Application." The center of this diamond is connected in serial to: a box on the top of this diamond labeled "OpenBusiness Gateway", then to a box labeled "Firewall" and finally to the representation of the Internet described above.

    The box at the right of the diamond pattern is labeled "Retail Company" and contains headings arranged in a diamond pattern, each connected to a heading in the center labeled "OpenBusiness Infrastructure." The heading at the bottom of this diamond pattern is labeled "Customer Billing Application." The heading at the right of this diamond pattern is labeled "Order Entry Application." The heading at the top of this diamond pattern is labeled "CRM Application." The center of this diamond is connected in serial to: a box on the left of this diamond labeled "OpenBusiness Gateway", then to a box labeled "Firewall" and finally to the representation of the Internet described above.]


    OPENBUSINESS INFRASTRUCTURE PLATFORM. The OpenBusiness Infrastructure Platform automates the exchange of information between incompatible legacy software applications, databases and EDI software within an organization. For example, by automatically translating between communications standards used by different business applications, such as supply chain management and customer relationship management applications, the Infrastructure Platform simplifies the challenge of connecting an organization's applications. The Infrastructure Platform provides a necessary foundation for integrating an organization's incompatible business applications, allowing them to be easily extended to their external B2B partners.



    OPENBUSINESS GATEWAY. The OpenBusiness Gateway extends an organization's internally integrated applications to their B2B partners over the Internet. The OpenBusiness Gateway may be used with the OpenBusiness Infrastructure Platform, with a customer's existing infrastructure, such as application servers or databases, or with a customer's existing applications. An organization that wants to make its internal applications accessible by its B2B partners can use the Gateway to:


    - define which applications can be accessed;


    - manage security, defining who can access applications;


    - limit when and for how long each application can be accessed;


    - extend applications beyond corporate computer security systems; and


    - monitor, audit and bill for the usage of each application.


    The Gateway utilizes XML to simplify the process of integrating the business processes of B2B partners. Our XML-based approach also provides higher levels of interoperability among incompatible business applications, regardless of the underlying communications standards, hardware platforms or operating systems.


    The Gateway can be fully integrated with the OpenBusiness Portal software, allowing customers to establish their own website to provide quick and easy access to their business applications.


    OPENBUSINESS PORTAL. By using the integration and access capabilities of the Infrastructure Platform and Gateway, the OpenBusiness Portal allows organizations to rapidly create a website to catalog business applications that they choose to make available to their community of B2B partners.


    Organizations that establish websites using the Portal can configure and manage the features and options of the website, including security features that authorize portal access to their community of B2B partners. Once an organization has created a website, any authorized partner using our Gateway product can also provide access to their business applications on the website. This functionality allows each member in a B2B community to easily exchange information and services with other participants.

PRODUCT TECHNOLOGY


    Our OpenBusiness solution utilizes several key technologies to provide B2B integration. These key technologies are described below:



    XML STANDARDS. We use XML, a key standard for providing interoperability between incompatible business applications, in our OpenBusiness solution. XML is an emerging standard for defining uniform data formats. XML allows descriptive tags to be attached to data, allowing applications to understand the meaning and context of the data. While these descriptive tags provide significant flexibility in how data is described, organizations often use them to describe data differently. Many industries are establishing groups to define industry-specific standards for the use of XML tags.


    Our OpenBusiness solution provides support for many of the emerging industry XML standards. With its non-intrusive architecture, our OpenBusiness solution provides support for XML standards with minimal impact to existing business applications. We believe this is a key in enabling integration of business processes among B2B partners.


    NON-INTRUSIVE ARCHITECTURE. Other B2Bi solutions typically require organizations to make significant modifications to existing business application source code, resulting in higher maintenance costs and lengthy time to market. Our OpenBusiness products allow organizations to make existing business applications available to other organizations over the Internet, without the need for significant reprogramming. By minimizing the impact on existing business applications, we believe our B2Bi solutions generally can be implemented more rapidly and at a lower cost than other B2Bi solutions. In addition, our OpenBusiness products can be implemented without interfering with the normal operation of a customer's business applications.



    OPEN STANDARDS. Our OpenBusiness solution supports many open communications standards, including XML, HTTP, CORBA, DCOM, SOAP, SSL and RMI. Communications standards represent defined methods by which applications communicate information. OpenBusiness also supports many current and emerging industry XML standards, including Open Financial Exchange, Oasis, RosettaNet, Open Travel Association and Microsoft BizTalk. As new standards emerge, we intend to enhance our OpenBusiness products to support these new standards, consistent with our strategy to maintain OpenBusiness' support for open standards.


    MULTIPLE SERVER PLATFORM SUPPORT. Our OpenBusiness products are designed to operate on most major server platforms, which facilitates implementing our OpenBusiness products over a large number of B2B partners. These platforms include Hewlett Packard HP-UX, IBM AIX, Linux, Microsoft Windows NT and Sun Microsystems Solaris.


    POWERFUL SECURITY FEATURES. Our OpenBusiness solution contains powerful security features that permit organizations to securely transmit confidential information over the Internet. Our software includes various forms of encryption and access controls to ensure privacy of confidential data. Also, all information sent through the OpenBusiness solution can be sent using popular communications standards which readily pass through corporate computer security systems. As a result, our customers' business partners are not required to modify their existing security features.



    HIGHLY SCALABLE ARCHITECTURE. Our OpenBusiness solution has been designed with a flexible architecture that can be scaled to allow usage by thousands of integrated organizations operating over a geographically dispersed area in a high transaction volume environment. Our OpenBusiness solution also includes features that allow it to be readily deployed across a large number of different hardware platforms and operating systems. Our OpenBusiness solution is also designed to improve system performance in a multi-server, multi-processor environment that can be configured by our customers.

PRODUCT DEVELOPMENT


    We licensed our first OpenBusiness product in October 1997. Using the technology developed in our Infrastructure Platform, we recently introduced our Gateway and Portal products. We continue to enhance our OpenBusiness products with particular emphasis on providing improved interoperability, functionality and ease of use. We also work closely with industry standard organizations to ensure that our products incorporate emerging technology and communications standards. Our product development organization primarily focuses on enhancing our existing products and technologies and on developing additional products to extend our position as a leader in the B2Bi solutions market.



    As of July 31, 2000, our product development organization consisted of 44 employees. Our product development employees typically have experience in distributed computing, XML, Java and other advanced technologies. Our research and development expenditures were $1.8 million in 1997, $1.8 million in 1998, $4.1 million in 1999 and $2.8 million in the six months ended June 30, 2000. We expect to continue to invest heavily in product development and to increase the size of our product development organization.


SERVICES


    We offer a full range of professional services to customers who are engaged in developing, deploying and managing applications using our OpenBusiness products. Specifically, we assist customers in all phases of establishing their new B2B models, from concept development to design and implementation. Our professional services include strategic planning, architectural design, prototyping, implementation services, application integration and project management. We believe that our professional services organization plays a key role in creating opportunities to sell our OpenBusiness products.



    As of July 31, 2000, we employed 86 professionals in our professional services group, substantially all of whom are based in Dallas, Texas. Many of our professional services employees have advanced degrees or substantial industry experience in systems design and software architecture. We generally charge for our professional services on a time-and-materials basis.



    We expect to increase the size of our professional services group and expand the scope of the services they offer as we continue to address the needs of domestic and international businesses. We will also continue to extend our professional services expertise in applying emerging standards, especially XML standards, to B2Bi solutions. Our professional services customers include ClubCorp, EDS, General Motors, Merrill Lynch, Nokia, Nortel, PageMart and Sprint. In each of the last five years, revenue from professional services has accounted for more than 70% of our total net revenue. However, with the introduction of our Gateway and Portal products and the increasing acceptance of our Infrastructure Platform, we expect license revenue to comprise an increasingly larger percentage of our total net revenue.


    We provide training on our OpenBusiness products to customers and system integrators through a staff of full-time, dedicated training professionals. Our curriculum includes introductory through advanced courses on our products. We offer many forms of training, including in-house lectures, on-site training and customized workshops tailored to address unique requirements.

CUSTOMERS


    Since January 1, 1998, we have licensed our OpenBusiness products or provided professional services to over 300 customers. Of these customers, approximately 140 have purchased licenses for our OpenBusiness products. These customers operate in a broad range of industries, including financial, automotive, travel and entertainment and telecommunications. The following is a partial list of our customers, other than distributors, that accounted for more than $10,000 of OpenBusiness product license revenue or more than $50,000 of professional services revenue since January 1, 1998:



                    PRODUCTS                                PROFESSIONAL SERVICES
------------------------------------------------  ------------------------------------------
2Bridgesoftware          Jones Knowledge.com      ABT                    Infotech Software
Abatis                   Lockheed Martin          Bell Atlantic          Intel
ABT                      LogicTier                BP Amoco               Intercap
AT&T                     MCI                      Caterpillar            Jones Knowledge.com
Bowne Software           Omron                    ClubCorp               Merrill Lynch
Solutions                Pinnacle Multimedia      Coles Myer             Nokia
Carbon Street            RentOnTheDot             Connex                 Northern Telecom
CES International        RetailClick              Crag Technologies      Omron
Countrywide Home Loans   Solect Technology Group  Earthcars.com          Pagemart
Edge Technologies        Spark Online             EDS                    Peapod
EMC                      Temasek Polytechnic      Experian               ProCure
Fujitsu                  Tivoli                   Galileo International  Ridge Technologies
Galileo International    Unisys                   General Motors         Sprint
General Motors           Zmarket                  ILog                   USAA
Globeset                                                                 WDC Storage Systems
Intercap



    In 1999, ClubCorp accounted for approximately $5.2 million, or 26%, of our total net revenue, and General Motors accounted for approximately $4.1 million, or 20% of our total net revenue. In 1998, ClubCorp also accounted for approximately $2.5 million, or 21%, of our total net revenue.


CASE STUDIES


    The following case studies illustrate how some companies use our products to enable new business models. Neither of the following companies are endorsing our OpenBusiness products by appearing in this prospectus.


    GENERAL MOTORS/ONSTAR

    OnStar, a division of General Motors, operates several call centers to provide GM vehicle owners with on board convenience and emergency services.


    BUSINESS CHALLENGE. OnStar wanted to expand the functionality and breadth of travel related services it could offer to GM car owners. OnStar decided to create a call center service that could be accessed by the push of a button within a car, through which a car passenger could speak with a call center agent about a large variety of convenience services. Examples of these services include providing dinner reservations, travel planning and entertainment choices. In providing its new expanded service, OnStar was confronted with the challenge of integrating multiple, disparate internal call center and back office systems with external applications from services organizations, such as restaurants and travel agencies, that provided OnStar access to additional convenience services. OnStar also required a flexible and scalable solution that could easily manage increasing service and customer contact information as well as accommodate millions of potential General Motors customers.


    SOLUTION. OnStar selected our OpenBusiness solution as a flexible integration architecture to quickly integrate new call center services. Our Infrastructure Platform enabled OnStar to efficiently integrate a wide variety of internal applications, data bases and other business systems seamlessly into a new web-based call center application. Our solution also reduced the time required to integrate service offerings or applications from external service providers into OnStar's Call Center Application. OnStar's service partners who employ a variety of computer operating platforms and technologies were able to provide services to OnStar without having to adopt new integration technologies or reprogram their existing applications. Through the use of our solution, OnStar expects to rapidly expand its service offerings and deliver these services across a larger base of car owners in a highly efficient and cost-efficient process.

    GALILEO INTERNATIONAL

    Galileo International is one of the world's leading providers of global distribution services for the travel industry.

    BUSINESS CHALLENGE. Galileo has historically provided global distribution services for travel agencies located throughout the world and travel suppliers, including more than 500 airlines, 38 car rental companies, 44,700 hotel properties and all major cruise lines. Galileo wanted to enable a new business model by expanding the potential user base of its services over the Internet. The challenge was to allow traditional customers such as travel agencies and end-user corporations, as well as new classes of customers such as application service providers and wireless communications companies, to quickly and easily integrate travel services into their business solutions. Because Galileo's customers typically have a broad range of disparate systems that use proprietary or closed technologies, the challenge for Galileo was to install a business-to-business infrastructure that could easily extend its services over the Internet while integrating with a variety of operating platforms and communications standards.


    SOLUTION. Galileo implemented our OpenBusiness solution to integrate its travel services with new delivery and communications methods. Our OpenBusiness Infrastructure Platform simplified the process of integrating Galileo's internal applications before being extended over the Internet. Galileo has initially utilized our solution to develop a new service offering that enables travelers to view and modify flight reservations using wireless devices, including cell phones, personal digital assistants and two way pagers. This new distribution channel gives Galileo the ability to access incremental customers and derive additional revenue. Galileo also intends to utilize our solution to integrate its travel services with several application service providers and wireless communications companies to further extend its potential base of new Internet users.


SALES AND MARKETING


    We primarily license our OpenBusiness products and market our services in the United States through our direct sales organization. Our direct sales organization consists of account executives who generate sales leads in their assigned geographic territories. In general, our direct sales force targets large multi-national companies and other organizations that we believe, because of their extensive supply chains, represent attractive candidates for our OpenBusiness products and our professional services.



    We work closely with our targeted customers to analyze their B2Bi needs and to propose an OpenBusiness solution. In many cases, our sales team works closely with senior management to develop a solution. The sales cycle for our OpenBusiness solution often ranges from three to six months.



    We have direct sales offices in our Dallas, Texas headquarters and our offices in New York, New York; San Francisco, California; Atlanta, Georgia; Reston, Virginia; Chicago, Illinois; Seattle, Washington and Cleveland, Ohio. We intend to expand our domestic direct sales organization by opening additional sales offices and adding sales personnel in our existing offices.



    We are in the early stages of expanding our presence in international markets by developing relationships with additional international distributors, establishing foreign direct sales offices and creating strategic alliances with international system integrators. Our sales strategy also uses both our strategic relationships with system integrators, value-added resellers, independent software vendors and our existing customer relationships to gain new customers. In April 2000, we opened our first international office in London, England.

    We focus our marketing efforts on developing awareness of our OpenBusiness products and professional services and generating new sales opportunities. Our marketing activities include:


    - participating in seminars, conferences and trade shows;


    - creating joint marketing campaigns with our existing business partners;


    - advertising in industry and other publications; and

    - creating new strategic relationships.


    We intend to significantly increase our sales and marketing expenses to increase awareness of our OpenBusiness products and professional services.


STRATEGIC ALLIANCES

    To promote market penetration and enhance development of our products, we have formed the following strategic alliances:


    SYSTEM INTEGRATION ALLIANCES. To increase market penetration of our products, we have established strategic relationships with several professional services organizations and system integrators, including EDS, Origin Technology in Business and Perot Systems. These non-exclusive relationships provide us with an indirect channel to market our OpenBusiness products to a substantial number of potential customers and access to broad-based technical expertise. These system integrators also give us feedback on our products, which we use to improve subsequent releases. We are pursuing additional relationships with system integrators who offer us opportunities to expand into geographic or industry markets more rapidly or who provide us with additional market or technological expertise.


    TECHNOLOGY ALLIANCES. To make use of standards in the areas of business data interchange, e-commerce transaction support, distributed computing security and authentication, we continue to maintain relationships with key technology providers, such as HP, Microsoft, Novell and Sun Microsystems.

COMPETITORS


    The market for Internet-based B2Bi solutions is new and evolving, highly competitive and subject to rapid technological change. We believe the market for these solutions will become more competitive in the future. Increased competition could significantly reduce our future revenue and increase our operating losses due to price reductions, lower gross margins or lost market share. We are subject to current or potential competition from other B2Bi vendors, internal information technology departments, EAI software vendors and other software vendors.



    B2BI VENDORS. We face direct competition from other B2Bi solution providers who focus on various aspects of B2B integration. These vendors include Extricity, OnDisplay and webMethods.


    INTERNAL INFORMATION TECHNOLOGY DEPARTMENTS. Potential customers' internal information technology departments may have developed or be in the process of developing software that solves some of the same problems that our OpenBusiness products solve. In those cases, we may have difficulties licensing our OpenBusiness products to them.


    EAI SOFTWARE VENDORS. While EAI software vendors generally do not compete directly with us, they may in the future expand their products or add functionality to their existing products which could put them in competition with our OpenBusiness products. These vendors include New Era of Networks, Software Technologies Corporation and Vitria Technology.

    OTHER SOFTWARE VENDORS. We may face future competition from large, well established software vendors, such as Microsoft and Oracle, if they decide to develop products that compete with our products or acquire one of our existing or future competitors.



    Many of our existing and potential competitors have better brand recognition, longer operating histories, larger customer bases and greater financial, technical, marketing and other resources than us. As a result, they may be able to use these advantages to take market share from us. They may also be able to respond more effectively than we can to changing technologies, conditions or customer demands, especially during market downturns.


    We believe the principal competitive factors in the B2Bi solutions market include:

    - interoperability with existing applications, hardware platforms, operating systems and communications standards;

    - product functionality, quality, performance and price;

    - speed and ease of implementation;

    - support for emerging XML standards; and

    - quality and breadth of professional services.


    Although we believe our OpenBusiness solution generally competes favorably in these areas, the Internet-based B2Bi solutions market is new and rapidly evolving. Therefore, we may not be able to maintain our competitive position against existing and future competitors, especially those that have greater financial, technical, marketing and other resources than us.


PROPRIETARY RIGHTS


    Our success is dependent upon protecting our proprietary technology. To do this, we rely on a combination of contractual provisions and copyright, trade secret, trademark and patent laws. We also maintain confidentiality procedures to protect our proprietary information and intellectual property rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, contractors and strategic partners.


    We also enter into license agreements for our technology, documentation and other proprietary information. Our customer licenses are generally non-transferable, perpetual and prohibit reverse engineering our products. Our OEM licenses are generally non-transferable, last from one to three years and prohibit reverse engineering our products.


    A few of our agreements contain provisions that, under some circumstances, would allow third parties to obtain the source code for our software. A limited number of our agreements allow third parties to license the source code for our software. We have entered into an agreement with Tivoli, a subsidiary of IBM, that grants Tivoli the right of first refusal to buy a portion of our object and source code that is included in our OpenBusiness Infrastructure Platform, with subsequent enhancements and error connections for that code. This agreement could inhibit us from selling ObjectSpace or that code to a third party.



    We hold a trademark registration in the United States for the name ObjectSpace and have applied for a trademark registration in the United States for the name OpenBusiness. As of July 31, 2000, we also have 17 pending patent applications for technology related to our OpenBusiness product line. While we are not aware that our products, trademarks, copyrights or other proprietary rights infringe the proprietary rights of third parties, it is possible that our patents, copyrights or trademarks could be challenged and invalidated.

    We expect that software companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Occasionally, we hire or retain employees or consultants who have worked for independent software vendors or other companies developing products similar to those offered by us. Those prior employers may claim that our products are based on their products and that we have misappropriated their intellectual property. Any claims of that variety, with or without merit, could:



    - cause a significant diversion of management attention;



    - result in costly and protracted litigation;



    - cause product shipment delays; and


    - require us to enter into royalty or licensing agreements.

    Those royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which would have a material adverse affect on our business.


    Policing unauthorized use of our products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. Further, existing copyright, trade secret, trademark and patent laws afford only limited protections. Effective protection of intellectual property rights may be unavailable or limited in some countries, because the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.



    While we are unable to determine the extent to which piracy of our software exists, we expect software piracy to be a persistent problem. It is also possible that our competitors will adopt product or service names similar to ours, which could hinder our ability to protect our intellectual property and possibly lead to customer confusion. Overall, the protection of our proprietary rights may not be adequate and our competitors may independently develop similar technology.


EMPLOYEES


    As of July 31, 2000, we employed 224 full-time employees in our operations, including 53 in sales and marketing, 86 in professional services, 44 in research and development and 41 in administration and finance. We also employ varying numbers of independent contractors and consultants to support our professional services and research and development activities. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. None of our employees are represented by a collective bargaining agreement, and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good.


FACILITIES


    Our principal executive and corporate offices occupy approximately 60,000 square feet in Dallas, Texas under leases expiring in March 2003. We also maintain offices for sales and support personnel in New York, New York; San Francisco, California; Atlanta, Georgia; Reston, Virginia; Chicago, Illinois; Seattle, Washington; Cleveland, Ohio and London, England. These offices are leased for various terms and generally consist of less than 1,000 square feet of office space. We believe our facilities are adequate through March 2001. We are negotiating leases for additional space, which we believe we can obtain on commercially acceptable terms, although we may be unable to do so.


LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

OFFICERS AND DIRECTORS


    The following table presents information about our officers and directors as of July 31, 2000.



NAME                                               AGE                         POSITION
David Norris...................................     36      Chairman of the Board, Chief Executive Officer
                                                            and President

Paul Lipari....................................     52      Vice President, Chief Financial Officer and
                                                            Secretary

James Canter...................................     36      Vice President, Engineering

Bruce Flory....................................     49      Vice President, Marketing

Alan Fudge.....................................     40      Senior Vice President, Worldwide Sales

Alan Larson....................................     44      Vice President, Professional Services

John Mecke.....................................     39      Vice President, Business Development

John Bentley...................................     40      Director

Grant Dove.....................................     71      Director

Graham Glass...................................     37      Director

Eugene Lowenthal...............................     55      Director

David Near.....................................     41      Director

R. Stephen Polley..............................     49      Director


    EXECUTIVE OFFICERS


    DAVID NORRIS is a co-founder of ObjectSpace and has served as a member of our board of directors since August 1992, our president since March 1997, our chief executive officer since December 1997 and our chairman of the board since March 2000. Before founding ObjectSpace, from 1984 to 1992, Mr. Norris designed and built distributed software systems for companies including Casco Signal, DSC Communications, EDS, Frito-Lay, General Signal, IBM, Intellicall, International Paper and Toccata Systems. Mr. Norris holds his B.S. in computer science from the University of Texas.



    PAUL LIPARI has served as our vice president, chief financial officer and secretary since September 1999. From September 1996 to February 1999,
Mr. Lipari served as chief financial officer for DSET Corporation, a software tools company specializing in telecommunications applications. From May 1995 to August 1996, Mr. Lipari served as vice president and chief financial officer of Chamberlain Phipps North America, a manufacturer and distributor of footware and footware components. From December 1993 to April 1995, Mr. Lipari was the vice president, finance and operations, and chief financial officer of NetLink, a hardware and software networking solutions manufacturer. Mr. Lipari holds his B.S. in accounting from the University of Akron and is a certified public accountant in the State of New York.



    JAMES CANTER has served as our vice president, engineering since
August 1999. From September 1998 to August 1999, Mr. Canter was vice president, Software Engineering for ADAC Laboratories, a nuclear medicine biomedical systems company. From April 1998 to July 1998, Mr. Canter served as vice president of Systems Engineering and General Manager of Artecon, a fault tolerant storage subsystems company. From February 1994 through April 1998, Mr. Canter held various positions at Storage Dimensions, a fault tolerant storage subsystems company, including vice president of engineering, vice president of software engineering and director of software engineering.
Mr. Canter holds his B.S. in microbiology from Arizona State University and his M.B.A. from the University of Phoenix.



    BRUCE FLORY has served as our vice president, marketing since October 1999. From May 1998 to October 1999, Mr. Flory served as vice president, marketing for Sterling Software, an enterprise software company. From August 1993 to December 1998, Mr. Flory served as vice president of marketing for Liant Software, a software application development tool company. Mr. Flory holds his B.A. in marketing and his M.B.A. from St. Edward's University in Austin, Texas.



    ALAN FUDGE has served as our senior vice president, worldwide sales since April 2000. From April 1996 to April 2000, Mr. Fudge served in various capacities, including as the vice president and general manager of the Americas for Tivoli Systems, a subsidiary of IBM. From January 1984 to March 1996, Mr. Fudge served as in various sales and sales management capacities with IBM.
Mr. Fudge holds his B.A. in computer science/accounting from St. Edward's University in Austin, Texas.



    ALAN LARSON has served as our vice president, professional services since March 2000. From July 1999 to March 2000, Mr. Larson was vice president, professional services, western area for Interworld Corporation, a software company specializing in Internet commerce applications. From November 1998 to June 1999, Mr. Larson served as vice president, product management for EXE Technologies, a supplier of supply chain execution software. From February 1998 to November 1998, Mr. Larson was the director of professional services for the Central United States and Latin America for Siebel Systems, a developer of enterprise application software for sales, marketing and call center operations. From July 1997 to February 1998, Mr. Larson served as area manager for EMC Corporation, a manufacturer of enterprise class disk storage systems. From
March 1993 to July 1997, Mr. Larson held the positions of area director for powersoft educational services and district manager for worldwide professional services for Sybase, a software developer specializing in the computer client/ server marketplace. Mr. Larson holds his B.S. in industrial management from the University of Wyoming and his M.B.A. from the University of Wisconsin-Whitewater.



    JOHN MECKE has served as our vice president, business development since June 2000. From December 1994 to April 2000, Mr. Mecke served in various capacities with Sterling Software, including group vice president, business development. From November 1992 to December 1994, Mr. Mecke served in various sales positions with KnowledgeWare, which was acquired by Sterling Software. From September 1985 to November 1992, Mr. Mecke served as manager, strategic planning practice for Computer & Engineering Consultants, which was acquired by KnowledgeWare.


    DIRECTORS


    JOHN BENTLEY has served as a director since December 1998. Mr. Bentley co-founded Cornerstone Equity Partners, a private equity company, in 1995.
Mr. Bentley is also the manager of Ironwood Capital, LLC, the general partner of Ironwood Capital Fund I, L.P., a private venture fund. From February 1989 to February 1995, Mr. Bentley held several positions, including a partner, in the merchant banking group of Banc One Capital Corporation. From July 1985 to January 1989, Mr. Bentley served as chief financial officer of R. J. Moran, a diversified holding company. Mr. Bentley is also a director of New Century Financial Corporation and NetPro Computing. Mr. Bentley received his B.A. in business administration from Baylor University.



    GRANT DOVE has served as a director since December 1998. Mr. Dove has served as managing partner of Technology Strategies & Alliances, an investment banking firm specializing in the technology industry, since 1992. Mr. Dove is also a director of Microelectronics and Computer Technology Corporation, MediaOne Group, Cooper Cameron Corporation, Netpliance, Spotcast Communications, Inet Technologies, Control Systems International and InterVoice-Brite. From 1987 to 1991, Mr. Dove was chairman and chief executive officer of Microelectronics and Computer Technology. Before joining Microelectronics and Computer Technology, Mr. Dove spent 28 years with Texas Instruments, retiring as executive vice president. Mr. Dove received his B.S.E. in electrical engineering from Virginia Polytechnic Institute and State University.



    GRAHAM GLASS is a co-founder of ObjectSpace and has served as a director since August 1992. Mr. Glass also served as our chief technical officer from December 1997 to January 2000. From 1990 to

1992, he was the founder and president of ObjectLesson, an object oriented training company. From 1987 to 1989, Mr. Glass was a senior lecturer at the University of Texas at Dallas. Mr. Glass holds his B.S. in mathematics and computer science from the University of Southampton and a M.S. in computer science from the University of Texas at Dallas.



    EUGENE LOWENTHAL has served as a director since June 1998. Since
January 2000, Mr. Lowenthal has been a general partner with Sanchez Capital Partners, a venture capital firm which focuses on early-stage, high-technology companies. Mr. Lowenthal currently serves on the board of directors of several privately owned technology companies. From June 1994 to December 1999, Mr. Lowenthal was an employee of Growth Capital Partners, a regional investment banking firm. From October 1989 to May 1994, Mr. Lowenthal served in several positions with LIM International, including chairman of the board of directors and executive vice president, business development. From May 1989 to February 1993, Mr. Lowenthal served as vice president of cooperative computing. Mr. Lowenthal holds his B.A. in mathematics from the University of Chicago and a Ph.D. in computer science from the University of Texas.



    DAVID NEAR has served as a director since March 2000. Mr. Near has served as senior vice president, Internet and eCommerce of Galileo, a provider of global distribution services to the travel industry. Before assuming these responsibilities, Mr. Near served as senior vice president, subscriber marketing, senior vice president of intuitive products and interactive services and as director of car, hotel, leisure and advertising product management for Galileo. Before joining Galileo in 1987, Mr. Near held a number of management positions at United Airlines and B.F. Goodrich. Mr. Near is a director of several Galileo International subsidiaries, Uniglobe.com, QuixData Systems and IGT Travel Solutions. Mr. Near holds a B.A. from Cornell University and an M.B.A. from Purdue University.



    R. STEPHEN POLLEY has served as a director since June 1998. Since March 2000, Mr. Polley has served as president of Trinity eVentures, a wholly owned subsidiary of Trinity Industries specializing in Internet e-commerce ventures. From March 1999 to February 2000, Mr. Polley was chairman, chief executive officer and president of cozone.com, a wholly owned subsidiary of CompUSA specializing in the online retailing of computer and electronics products. From November 1993 to March 1999, Mr. Polley was chief executive officer and chairman of the board of Interphase Corporation, a computer networking company.
Mr. Polley remains chairman of the board for Interphase. Mr. Polley holds his B.A. in business from the University of Texas at Austin and an M.B.A. from George Washington University.


BOARD COMPOSITION


    Following this offering, our board of directors will consist of seven directors. Our certificate of incorporation provides that the members of our board of directors are divided into three staggered classes, members of which serve for a three-year term. Following this offering, our board of directors will consist of three class I directors, Messrs. Bentley, Lowenthal and Near, two class II directors, Messrs. Dove and Polley, and two class III directors, Messrs. Norris and Glass. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class III directors expire at the 2000 annual meeting, the terms of the class I directors expire at the 2001 annual meeting and the terms of the class II directors expire at the 2002 annual meeting.



    Each officer serves at the discretion of the board of directors and holds office until the officer's successor is elected or until the officer's earlier resignation or removal. There are no family relationships among any of our directors or executive officers.


BOARD COMMITTEES

    We have established an audit committee and a compensation committee.

    COMPENSATION COMMITTEE. The compensation committee of our board of directors is currently composed of Messrs. Bentley, Dove and Lowenthal. The compensation committee reviews and recommends to our board of directors the compensation and benefits of our executive officers and administers our stock option and compensation plans.



    AUDIT COMMITTEE. The audit committee of our board of directors is composed of Messrs. Dove, Lowenthal and Polley. The audit committee is governed by a charter that requires each member of the committee to be independent. The charter also identifies the roles and responsibilities of this committee, which include:


    - oversight of the audit process performed by our independent auditors;

    - review of the scope and the results of the audit process;

    - oversight of the integrity and accuracy of our internal and external financial reporting; and

    - review of our financial statements with our independent auditors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Since February 1999, our compensation committee has been composed of Messrs. Bentley, Dove and Lowenthal. Before February 1999, our board of directors and Mr. Norris, our chief executive officer, addressed compensation issues. None of our executive officers has served on the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is employed by ObjectSpace.



    During 1998, we paid $170,421 to GCP Securities, a regional investment banking firm, for investment banking services related to our sale of 571,429 shares of preferred stock and our obtaining $3.0 million of debt financing. During 1999, we paid GCP Securities $150,355 for investment banking services related to our sale of 2,702,703 shares of our preferred stock. In
December 1998, we issued Growth Capital Partners, an affiliate of GCP Securities, a warrant to purchase 234,595 shares of common stock, at an exercise price of $1.32 per share. Mr. Lowenthal, a director, was an employee of Growth Capital Partners from 1994 to 1999. In addition, entities affiliated with Mr. Bentley have purchased shares of our preferred stock and have registration rights related to their shares.


DIRECTOR COMPENSATION


    Directors who are not employees of ObjectSpace receive $1,000 for each board meeting they attend, and all board members are reimbursed for expenses incurred in attending board or committee meetings.



    We have occasionally granted non-employee directors options to purchase shares of our common stock. In June 1998, we granted both Messrs. Polley and Lowenthal an option to purchase 42,000 shares of our common stock at an exercise price of $1.43 per share. In December 1998, we granted Mr. Dove an option to purchase 42,000 shares of our common stock at an exercise price of $1.43 per share. In February 1999, we granted each of Messrs. Dove, Lowenthal and Polley an option to purchase 28,000 shares of our common stock at an exercise price of $1.43 per share. All of these options vest ratably over two years from the date of their grant. In March 2000, we established our non-employee director stock option plan, under which non-employee directors will receive automatic grants of stock options.


EXECUTIVE COMPENSATION


    EXECUTIVE OFFICER COMPENSATION. The following table summarizes the compensation we paid during 1999 to our chief executive officer and our three other most highly compensated executive officers whose salary and bonus for 1999 equaled or exceeded $100,000. The summary compensation table excludes compensation in the form of perquisites and other personal benefits earned by these officers in 1999 if these benefits are less than $50,000 and 10% of the total salary and bonus earned by these officers. We refer to these officers elsewhere in this prospectus as the named executive officers.


                           SUMMARY COMPENSATION TABLE


                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                            ANNUAL                ------------
                                                         COMPENSATION              SECURITIES
                                                -------------------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR     SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION($)
David Norris..................................    1999     $175,000         --           --               --
  Chairman of the board, president and chief
  executive officer
Stewart Bush(1)...............................    1999      111,442    $72,881(2)   420,000          $80,027(3)
  Vice president, sales
Graham Glass(4)...............................    1999      175,000         --           --               --
  Chief technology officer
Kenneth J. Overton(5).........................    1999      143,750     78,125           --               --
  Vice president, enterprise solutions


--------------------------


(1) Mr. Bush became our vice president, sales in April 1999. His current annual salary is $150,000.


(2) Includes $16,250 in bonus and $56,631 in commissions.

(3) Represents reimbursement for relocation expenses.

(4) Mr. Glass resigned from his position effective January 2000.

(5) Mr. Overton resigned from his position effective February 2000.


    EXECUTIVE OFFICER OPTION GRANTS. The following table presents information about stock options granted during 1999 to our named executive officers. The exercise price per share of each option granted was equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. All these options vest over a four-year period. The percentage of total options granted to employees in the last fiscal year is based on options granted during 1999 to purchase an aggregate of 3,610,958 shares.



    The following table shows amounts that may be realized upon exercise of these options immediately before the expiration of their term, assuming 5% and 10% compound rates of appreciation on the market value of the common stock on the date of option grant over the term of the options. These numbers are calculated based on rules of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings depend on the timing of exercise and the future performance of our common stock. We cannot assure you that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.



                       OPTION GRANTS IN LAST FISCAL YEAR



                                                       INDIVIDUAL GRANTS
                                       -------------------------------------------------    POTENTIAL REALIZABLE
                                                     % OF TOTAL                               VALUE AT ASSUMED
                                       NUMBER OF      OPTIONS                               ANNUAL RATES OF STOCK
                                       SECURITIES    GRANTED TO                            PRICE APPRECIATION FOR
                                       UNDERLYING   EMPLOYEES IN   EXERCISE                    OPTION TERM(1)
                                        OPTIONS        FISCAL       PRICE     EXPIRATION   -----------------------
                                       GRANTED(#)       YEAR        ($/SH)       DATE        5%($)        10%($)
David Norris.........................         --          --           --           --            --           --
Stewart Bush.........................    420,000        11.6%       $0.66      4/30/09      $518,140     $990,313
Graham Glass.........................         --          --           --           --            --           --
Ken Overton..........................         --          --           --           --            --           --

    UNEXERCISED OPTIONS HELD BY EXECUTIVE OFFICERS. The following table presents information about unexercised options held as of December 31, 1999 by our named executive officers. None of the named executive officers exercised stock options during 1999.



    There was no public trading market for our common stock as of December 31, 1999. As a result, these values have been calculated on the basis of the initial public offering price of $10.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.



                    AGGREGATE FISCAL YEAR-END OPTION VALUES



                                         NUMBER OF SECURITIES
                                              UNDERLYING               VALUE OF UNEXERCISED
                                              UNEXERCISED                  IN-THE-MONEY
                                         OPTIONS AT FY-END(#)          OPTIONS AT FY-END($)
                                      ---------------------------   ---------------------------
NAME                                  EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
David Norris........................         --             --              --              --
Stewart Bush........................         --        420,000              --      $3,922,800
Graham Glass........................         --             --              --              --
Ken Overton.........................     70,000        210,000        $599,900      $1,799,700


EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    None of the named executive officers has an employment agreement for any specified term. These officers may resign or we may terminate their employment at any time.


    AGREEMENT WITH MR. NORRIS. We entered into an employment agreement with Mr. Norris in December 1998 and an amendment to this agreement in March 2000. The agreement provides for an annual base salary of $175,000, subject to increase, and expires in December 2003. Under this agreement, Mr. Norris will continue to receive his base salary, bonuses and all benefits for one year if he resigns for specified reasons, including a reduction or change in his duties, or generally if he is terminated for reasons other than:



    - an act of dishonesty that results in substantial personal gain by Mr. Norris at our expense;



    - fraud, misappropriation or embezzlement or willful and material damage to our property or business;



    - a determination by a majority of our board of directors that Mr. Norris has exhibited a pattern of willful disregard of his duties as our employee;



    - a felony conviction; or



    - the disability of Mr. Norris.


    The agreement also provides that during Mr. Norris's employment and for one year after his employment terminates, he may not:

    - own, have an interest in or be an executive, agent or consultant for, any company that manufactures, distributes or sells products in North America that compete with the products that we provided during his employment; or


    - solicit business in competition with us from our customers or potential customers with whom he had contact during the year before the termination of his employment.



    For two years following the termination of Mr. Norris' employment, the agreement generally prohibits him from soliciting for employment our employees and our customers' employees with whom he had contact during his employment.



    AGREEMENT WITH MR. GLASS. In December 1998, we entered into an employment agreement with Mr. Glass that was scheduled to expire in December 2003.
Mr. Glass voluntarily terminated his employment with us effective in January 2000. In February 2000, we entered into a consulting agreement with Mr. Glass.

    AGREEMENT WITH MR. LIPARI. In August 1999, we entered into a letter agreement with Mr. Lipari. The agreement provides Mr. Lipari will continue to receive his base salary, bonuses and all benefits for six months if we terminate his employment for any reason other than:



    - performance;



    - an act of dishonesty that results in substantial personal gain by Mr. Lipari at our expense;



    - fraud, misappropriation, embezzlement or willful and material damage to our property or business;



    - a good faith determination by a majority of our board of directors that Mr. Lipari has exhibited a pattern of willful disregard of his duties as our employee;



    - a felony conviction; or



    - a material violation of the agreement.



    If Mr. Lipari's employment is terminated because of a change of control of ObjectSpace, he will continue to receive his base salary, bonuses and all benefits for one year.



    OPTION PLANS. Our 1998 stock option plan and non-employee director stock option plan provide that outstanding options will become fully vested upon a change in control of ObjectSpace.


STOCK OPTION PLANS

    1994 STOCK OPTION PLAN


    GENERAL. Our board of directors adopted the 1994 restricted stock and stock option plan in September 1994 and amended and restated it in March 1997. This plan provided for the grant of non-qualified stock options or restricted stock to our employees. As of August 8, 2000, 109,469 shares were issued upon the exercise of stock options granted under the plan and 938,991 shares were subject to outstanding options. We made no grants of restricted stock under this plan. We no longer grant stock or options to purchase stock under this plan.



    ADMINISTRATION. The compensation committee of our board of directors administers this plan and determines who is granted options and the terms of options granted, including the number of shares subject to individual option awards, the option exercise price and vesting period.



    MERGER, CONSOLIDATION OR SALE. If we are not the surviving corporation in a merger or consolidation, then the company that does survive may substitute new option rights on terms substantially similar to the options granted under this plan. If the surviving corporation in a merger or consolidation does not assume the obligations under this plan or we sell all or substantially all of our assets, then we may set a date at least 20 days before the merger, consolidation or sale on which all of the options outstanding under this plan will vest. If this occurs, all of the options granted under this plan will terminate and be void after the merger, consolidation or sale.



    TRANSFER. A holder of options granted under this plan may not transfer his options other than by will or the laws of descent and distribution, and only the holder or the holder's attorney in fact may exercise the options during the lifetime of the holder.



    TERM. The term of all options granted under this plan may not exceed ten years. This plan terminates in September 2004, unless the board of directors terminates the plan earlier.


    1998 STOCK OPTION PLAN


    GENERAL. Our board of directors adopted our 1998 stock option plan in June 1998 as the successor to our 1994 stock option plan. This plan provides for the grant of incentive or non-qualified stock options or direct stock grants to our employees. We have reserved 8,400,000 shares of common stock for issuance under this plan. As of August 8, 2000, 347,645 shares were issued upon the exercise of stock options, 4,588,692 shares were subject to outstanding options and 3,463,663 shares were available for future grant.


    The exercise price for incentive stock options granted under this plan may not be less than 100% of the fair market value of our common stock on the option grant date. However, if we grant an option to an employee who owns greater than 10% of the combined voting power of all of our common stock, the exercise price of the options may not be less than 110% of the fair market value of our common stock on the option grant date and the maximum term of the option may not exceed five years. The term of all other options granted under this plan may not exceed ten years.


    ADMINISTRATION. The compensation committee of our board of directors administers this plan and determines who is granted options and the terms of options granted, including the number of shares subject to individual option awards, the option exercise price and the vesting period of options.



    CONSOLIDATION, LIQUIDATION OR SALE. If we are the surviving corporation in any merger, consolidation or share exchange, any outstanding stock options granted under this plan will apply to the securities, cash, property or assets that our holders of common stock receive. If we undergo a merger, consolidation or share exchange in which we are not the surviving corporation or we dissolve, liquidate or sell all or substantially all of our assets, the holder of an option under this plan will be entitled to receive, upon the exercise of his options, the securities or other assets that are distributed to the holders of our common stock. However, we may cancel all options granted under this plan upon a reorganization, merger, consolidation or share exchange in which we are not the surviving corporation or upon a dissolution or liquidation of ObjectSpace, subject to each option holder's right to purchase the common stock underlying his options for a period of 30 days immediately preceding the effective date of the event.



    CHANGE OF CONTROL. An option under this plan will generally become fully vested upon a change of control of ObjectSpace. A change in control generally includes:



    - a consolidation, merger or share exchange in which we are not the surviving corporation, unless the holders of our common stock will hold the same proportion of common stock of the surviving corporation as they held in ObjectSpace before the transaction;


    - a sale, lease or other transfer of all or substantially all of our assets;


    - approval by our stockholders of a plan to liquidate or dissolve
      ObjectSpace;


    - the cessation of control of directors who were either directors at the time of the adoption of this plan or were nominated by at least two-thirds of the directors then in office who were directors at the date of the adoption of this plan or whose election or nomination for election was previously so approved;


    - an acquisition of 20% of the voting power of our outstanding voting securities by a person or group who owned less than 15% of our voting securities on the date this plan was adopted;



    - an acquisition of an additional 5% of the voting power of our outstanding voting securities by a person or group who owned at least 15% of our voting securities on the date this plan was adopted; or


    - a bankruptcy proceeding.


    TRANSFER. A holder of an option under this plan may not transfer the option other than by will or the laws of descent and distribution, and only the holder or the holder's attorney in fact may exercise the option during the lifetime of the holder. Under this plan, a holder may transfer non-qualified stock options to immediate family members, to a trust or family partnership for the sole benefit of immediate family members, to a tax exempt entity under section 501(c)(3) of the federal tax code or to a split interest trust or pooled income fund as described in section 2522(c)(2) of the federal tax code. The recipient of any transfer is bound to the terms of the stock option agreement being transferred and to the terms of this plan.



    AMENDMENT AND TERM. Our board of directors may discontinue or amend this plan at any time, subject to any required stockholder approval. This plan will terminate in April 2008, unless the board of directors terminates the plan earlier.



    NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN



    GENERAL. We adopted our 2000 non-employee director stock option plan in March 2000 and have reserved a total of 700,000 shares of common stock for issuance under this plan. This plan provides for the grant of non-qualified stock options to our directors who:



    - are not employed by us and have not been employed by us for three years before their election or appointment; and



    - are not, and have not been for three years before their election or appointment, a director, officer or employee of an entity that owns more than 5% of any class of our common stock when considered with that entity's affiliates.



    Under this plan, we automatically grant these directors an option to purchase 42,000 shares of our common stock on the date on which the person first becomes a director and an option to purchase 28,000 shares of our common stock on the date on which the person is re-elected to the board of directors. The exercise price of options under this plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under this plan is ten years. The options become exercisable in two equal installments on the first and second anniversary of the date of grant. As of July 31, 2000, we had not granted any stock options under this plan. The compensation committee of the board of directors administers this plan.



    CONSOLIDATION, LIQUIDATION OR SALE. If we are the surviving corporation in any merger, consolidation or share exchange, any outstanding stock options granted under this plan will apply to the securities, cash, property or assets that our holders of common stock receive. In the event we undergo a merger, consolidation or share exchange in which we are not the surviving corporation or we dissolve, liquidate or sell all or substantially all of our assets, the holder of an option under this plan will be entitled to receive, upon the exercise of his options, the securities or other assets that are distributed to the holders of our common stock. However, we may cancel all options granted under this plan upon a reorganization, merger, consolidation or share exchange in which we are not the surviving corporation or upon a dissolution or liquidation of our company, subject to each option holder's right to purchase the common stock underlying his options for a period of 30 days immediately preceding the effective date of the event.



    CHANGE OF CONTROL. An option under this plan will generally become fully vested upon a change of control of our company. A change in control generally includes:


    - a consolidation, merger or share exchange in which we are not the surviving corporation, unless the holders of our common stock will hold the same proportion of common stock of the surviving corporation as they held in our company before the transaction;

    - a sale, lease or other transfer of all or substantially all of our assets;

    - approval by our stockholders of a plan to liquidate or dissolve our company;

    - the cessation of control of our board of directors by directors who were either in office at the time of the adoption of this plan or were nominated by at least two-thirds of the directors then in office who were directors at the date of the adoption of this plan or whose election or nomination for election was previously so approved;


    - an acquisition of 20% of the voting power of our outstanding voting securities by a person or group who owned less than 15% of our voting securities on the date this plan was adopted;



    - an acquisition of an additional 5% of the voting power of our outstanding voting securities by a person or group who owned at least 15% of our voting securities on the date this plan was adopted; or


    - a bankruptcy proceeding.


    TRANSFER. A holder of an option under this plan may not transfer the option other than by will or the laws of descent and distribution, and only the holder or the holder's attorney in fact may exercise the option during the lifetime of the holder. Under this plan, a holder may transfer non-qualified stock options to immediate family members, to a trust or family partnership for the sole benefit of immediate family members, to a tax exempt entity under section 501(c)(3) of the federal tax code or to a split interest trust or pooled income fund as described in section 2522(c)(2) of the federal tax code. The recipient of any transfer is bound to the terms of the stock option agreement being transferred and to the terms of this plan.



    AMENDMENT AND TERM. Our board of directors may discontinue or amend the director plan at any time, subject to any required stockholder approval. This plan will terminate in March 2010 unless the board of directors terminates the plan earlier.


LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS


    Our certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists and may in the future be amended. Our certificate of incorporation also limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:


    - any breach of their duty of loyalty to ObjectSpace or its stockholders;

    - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.

    This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, including injunctive relief or rescission.

                           RELATED PARTY TRANSACTIONS


    Since December 31, 1996, we have not been a party to any transaction or series of transactions involving $60,000 or more and in which any director, executive officer or holder of more than 5% of our capital stock had a material interest, other than the transactions described below.

CONSULTING AGREEMENT


    In February 2000, we entered into a consulting agreement with Mr. Glass, a director and our former chief technology officer. Under this agreement, Mr. Glass receives $14,583 per month for providing us consulting and advisory services on technology issues. The agreement terminates on January 31, 2001.


    The agreement also provides that until January 2001, Mr. Glass may not:

    - own, have an interest in or be an executive, agent or consultant for, any company that manufactures, distributes or sells products in North America that compete with the products that we provided at the time that the consulting agreement was entered into; or


    - solicit business in competition with us from our customers or potential customers with whom he had contact during the year before the date that he entered into the consulting agreement.



    The agreement also generally prohibits Mr. Glass from soliciting for employment our employees and our customers' employees with whom he had contact during his employment with us until January 31, 2002.


PROMISSORY NOTES


    LOANS TO MR. LIPARI. In December 1999 and January 2000, our board of directors approved two $50,000 loans to Mr. Lipari, our chief financial officer. Both loans bear interest at the rate of 6% per year. Accrued interest on the loans is due quarterly beginning March 2000, and the principal is due on the third anniversary of the loan. Mr. Lipari used the proceeds of the loans to purchase 63,000 shares of our common stock from third parties. As of July 31, 2000, the principal amount outstanding on these loans was $100,000.



    LOANS TO MR. GLASS AND MR. NORRIS. In December 1998, our board of directors approved a $150,000 loan to Mr. Norris, our chairman of the board, president and chief executive officer, and a $150,000 loan to Mr. Glass, a director and our former chief technology officer. The principal and accrued interest on each loan are due in three annual installments, beginning 270 days after the effective date of the registration statement containing this prospectus. As of July 31, 2000, the entire principal amount of each loan was outstanding and the effective interest rate for each loan was 6.11%.


PUT RIGHTS


    We entered into an agreement in August 1996 with David Cook, who was then an owner of more than 5% of our stock, under which Mr. Cook has the right to require us to repurchase shares of his common stock at $3.57 per share. As of July 31, 2000, Mr. Cook had the right to require us to repurchase up to 1,144,433 shares of common stock. However, under the Agreement, Mr. Cook can only cause us to repurchase each quarter a number of shares equal to 2.5% of our total net revenue in the prior quarter divided by $3.57 per share. Mr. Cook has required us to repurchase the following shares under this agreement:



YEAR                                  NUMBER OF SHARES   AGGREGATE PURCHASE PRICE PAID
1998................................       82,471                  $294,536
1999................................      122,293                   436,765
2000................................       50,803                   181,440



    Mr. Cook's right to require us to repurchase shares expires upon the completion of this offering.

RELATIONSHIP WITH GALILEO INTERNATIONAL


    In December 1998, we sold 1,351,352 shares of Series B preferred stock to Magellen Technologies, which will automatically convert into approximately 10.0% of our common stock upon the closing of this offering. In 1999, we provided professional services and licensed our OpenBusiness products to Galileo International, which is affiliated with Magellen Technologies. We received
$1.6 million from Galileo International in 1999 and $3.6 million in the period from January 1, 2000 through August 8, 2000. Paul Bristow, a director until March 2000, was senior vice president of Magellen Technologies. Mr. Near, a director, is the senior vice president, Internet and eCommerce of Galileo, the parent company of Galileo International.


PREFERRED STOCK ISSUANCES AND REGISTRATION RIGHTS


    The following table summarizes the sales of preferred stock to our executive officers, directors and principle stockholders, and persons affiliated with them, since our founding.


INVESTOR                                                      SERIES A   SERIES B
Novell......................................................  571,429           --
Magellen Technologies.......................................       --    1,351,352
Cornerstone Equity Partners.................................       --       27,027
Cornerstone Fund I..........................................       --      658,784
Venture Fund I..............................................       --      152,027


    In September 1998, we sold shares of Series A preferred stock to Novell for a purchase price of $3.50 per share. In December 1998, we sold shares of Series B preferred stock to Magellen Technologies, whose senior vice president at the time was Paul Bristow. Mr. Bristow was a member of our board of directors before his resignation in March 2000. Also, Mr. Near, a director since
March 2000, is the senior vice president, Internet and eCommerce of Galileo, an affiliate of Magellen Technologies. In December 1998, we also sold shares of Series B preferred stock to Cornerstone Equity Partners, Cornerstone Fund I and Venture Fund I, of which Mr. Bentley, a director, is the managing director. The purchase price for the Series B preferred stock was $3.70 per share.



    The preferred stockholders listed above have entered into agreements entitling them to registration rights on the shares of our common stock issuable upon the conversion of their preferred stock after this offering.


WARRANT ISSUANCE


    In December 1998, we issued a warrant to Growth Capital Partners to purchase 234,595 shares of our common stock at an exercise price of $1.32 per share. The warrant is fully vested and immediately exercisable and will expire in December 2003. Mr. Lowenthal, a director, has a 10% beneficial interest in the warrant and was an employee of Growth Capital Partners until December 1999.


OPTION GRANTS


    We have granted options to some of our directors and executive officers, and we intend to grant additional options to them in the future.



    Also, in October 1999, our board of directors approved the grant of a stock option for 448,000 shares of our common stock to Paul Lipari, our chief financial officer. Half of this option vests upon the effectiveness of the registration statement containing this prospectus. The remainder of the option vests over a four year period, with 25% vesting on each anniversary of the award date.



INDEMNIFICATION AGREEMENT



    In August 2000, we entered into an indemnification agreement with Mr. Fudge, our senior vice president of sales. Under this agreement, we have agreed to indemnify Mr. Fudge in the event he is required to repay any of the $564,551 in gain he received from exercising IBM stock options. IBM, the parent company of Tivoli, Mr. Fudge's former employer, has claimed that we are a competitor and that Mr. Fudge has performed actions that have harmed IBM's business and, as a result, that Mr. Fudge is required to repay these gains under the terms of Mr. Fudge's IBM stock option agreements.


CONFLICT OF INTEREST POLICY


    All future transactions between us and our officers, directors and 10% stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties. These transactions must be approved by a majority of our independent and disinterested directors if the amount involved in the transaction exceeds $50,000 or the aggregate amount per director, officer or 10% stockholder exceeds $100,000.

                             PRINCIPAL STOCKHOLDERS


    The following table presents information known to us about the beneficial ownership of our common stock as of June 30, 2000, by:


    - each person or entity whom we know to own beneficially more than 5% of our common stock;

    - each of the named executive officers;

    - each of our directors; and


    - all of our directors and executive officers as of June 30, 2000 as a group.



    The number and percentage of shares beneficially owned is determined under the rules of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares for which a person has sole or shared voting power or investment power and also any shares of common stock underlying options or warrants that are exercisable by that person within 60 days of June 30, 2000. However, shares underlying options or warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.



    Unless otherwise indicated in the footnotes, each person listed in the following table has sole voting and investment power over the shares shown as beneficially owned by that person. Percentage of beneficial ownership before the offering is based on 30,364,726 shares of common stock outstanding as of June 30, 2000, assuming the conversion of all outstanding shares of our preferred stock into shares of common stock. Percentage of beneficial ownership after the offering also assumes 7,500,000 shares of common stock are issued in this offering and no exercise of the underwriters' over-allotment option to purchase up to an aggregate of 1,125,000 additional shares.


    Unless otherwise indicated, the address for each listed person or entity is c/o ObjectSpace, Inc., 14850 Quorum Drive, Suite 500, Dallas, Texas 75240.


                                                SHARES             SHARES BENEFICIALLY
                                          BENEFICIALLY OWNED         OWNED AFTER THE
                                          BEFORE THE OFFERING            OFFERING
                                         ---------------------    ----------------------
                                           NUMBER     PERCENT       NUMBER      PERCENT
5% STOCKHOLDERS:
Antonio R. Sanchez(1)................     1,750,000      5.8%      1,750,000       4.6%
Novell(2)............................     1,600,001      5.3       1,600,001       4.2
Magellen Technologies(3).............     3,783,785     12.5       3,783,785      10.0
Cornerstone Equity Partners(4).......     2,345,945      7.8       2,345,945       6.2

DIRECTORS AND NAMED EXECUTIVE
  OFFICERS:
David Norris.........................     8,226,400     27.1       8,226,400      21.7
Stewart Bush (5).....................       166,250        *         166,250         *
Ken Overton(6).......................        14,000        *          14,000         *
John C. Bentley(4)...................     2,345,945      7.8       2,345,945       6.2
Grant A. Dove(6).....................        35,000        *          35,000         *
Graham Glass.........................     8,314,600     27.4       8,314,600      22.0
Eugene Lowenthal(7)..................        79,460        *          79,460         *
David Near(8)........................            --       --              --        --
R. Stephen Polley(6).................        56,000        *          56,000         *
All directors and executive officers
  as a group (13 persons)(9).........    19,120,405     63.0%     19,344,405      51.1%


------------------------

*   Represents less than one percent of the total.

(1) The address for Mr. Sanchez is 1920 Sandman, Laredo, Texas 78041.


(2) Consists of 571,429 shares of Series A preferred stock and assumes the conversion of each share of Series A preferred stock into 2.8 shares of common stock. The address for Novell is 1555 N. Technology Way, Orem, Utah 84097.



(3) Consists of 1,351,352 shares of Series B preferred stock and assumes the conversion of each share of Series B preferred stock into 2.8 shares of common stock. The address for Magellen Technologies is 9700 West Higgins Road, Rosemont, Illinois 60018.



(4) Consists of 27,027 shares of Series B preferred stock held of record by Cornerstone Equity Partners, 658,784 shares of Series B preferred stock held of record by Cornerstone Fund I and 152,027 shares of Series B preferred stock held of record by Venture Fund I and assumes the conversion of each share of Series B preferred stock into 2.8 shares of common stock. The address for Cornerstone Equity Partners, Cornerstone Fund I and Venture Fund I is 5050 North 40th Street, Suite 310, Phoenix, Arizona 85018.


    Mr. Bentley is the manager of Cornerstone Equity Partners. Mr. Bentley shares the power to vote and to dispose of the shares held by Cornerstone Equity Partners with Sherman I. Chu.


    Cornerstone Equity Partners is the manager of Cornerstone Fund I and Venture Fund I. Cornerstone Equity Partners has the power to vote the shares held of record by Cornerstone Fund I and Venture Fund I and shares the power to dispose of these shares with the Foundation Companies and New Church Ventures.



(5) Includes 61,250 shares underlying options.



(6) Consists of shares underlying options.



(7) Consists of 56,000 shares underlying options held by Mr. Lowenthal and 23,460 shares underlying a warrant held by Growth Capital Partners.



(8) Does not include shares held by Magellen. Mr. Near disclaims beneficial ownership of shares held by Magellen.



(9) Only includes shares beneficially owned by directors and executive officers as of June 30, 2000 as a group. Includes 371,000 shares underlying options, 224,000 shares of which underlie options held by Mr. Lipari that vest upon the effectiveness of the registration statement containing this prospectus. Also includes Mr. Lowenthal's interest in 23,460 shares underlying a warrant held by Growth Capital Partners.


                          DESCRIPTION OF CAPITAL STOCK


    Following this offering, our authorized capital stock will consist of 95,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. The following summary of material provisions of the common stock and the preferred stock is not complete and is qualified by our certificate of incorporation and bylaws and by the provisions of applicable law.


COMMON STOCK


    As of June 30, 2000, assuming conversion of all shares of convertible preferred stock into common stock, there would have been 30,364,726 shares of common stock outstanding held by 112 stockholders of record. There will be 37,864,726 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants, after giving effect to the sale of common stock in this offering and the automatic conversion of all of our outstanding preferred stock into shares of common stock.

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board may determine. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any preferred stock then outstanding. Upon the completion of this offering, the common stock will have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.


PREFERRED STOCK


    Upon the closing of this offering, each share of our outstanding Series A preferred stock and Series B preferred stock will automatically convert into 2.8 shares of common stock. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to legal limitations, without stockholder approval, to issue shares of preferred stock in one or more series. The board of directors would have the power to determine the rights and privileges of each series, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility with possible acquisitions and for other corporate purposes, could have the effect of making it more difficult for a party to acquire, or of discouraging a party from attempting to acquire, a majority of our outstanding voting stock.


WARRANTS


    As of August 8, 2000, three warrants were outstanding to purchase an aggregate of 434,795 shares of our common stock. We also had an outstanding warrant to purchase a number of shares of common stock equal to $2.5 million divided by the offering price of the common stock in this offering.



    In June 1998, as part of our securing a revolving credit facility, we issued a warrant to Silicon Valley Bank to purchase up to 196,000 shares of common stock at a purchase price of $.01 per share. The warrant vested and became exercisable immediately. This warrant expires on June 16, 2005.



    In December 1998, as part of financing transactions, we issued a warrant to Growth Capital Partners to purchase 234,595 shares of common stock at an exercise price of $1.32 per share. The warrant is fully vested, immediately exercisable and will expire in December 2003.



    In December 1999, as part of one of our licensing and professional services transactions, we issued a warrant to General Motors to purchase that number of shares of common stock equal to $2.5 million divided by the offering price of the common stock in this offering. The warrant is fully vested and immediately exercisable, expires one year after the date of this prospectus and has an exercise price per share equal to the initial public offering price.



    In January 2000, as part of our obtaining services from a consultant, we issued a warrant to Avision to purchase up to 4,200 shares of common stock at a purchase price of $8.57 per share. The warrant is fully vested, exercisable and expires in January 2002.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION


    Our certificate of incorporation provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Our certificate of incorporation provides that a director may be removed only by the affirmative vote of the holders of a majority of the shares of our capital stock entitled to vote if:



    - a court has convicted the director of a felony and the conviction is not subject to direct appeal;



    - a court has found the director liable for gross negligence or misconduct in the performance of his duties to ObjectSpace or in a matter of substantial importance to ObjectSpace; or



    - the director has missed twelve consecutive meetings of the Board of Directors.


    The likely effect of the classification of the board of directors and the limitations on the removal of directors is an increase in the time required for the stockholders to change the composition of the board of directors.


    Upon the effectiveness of this offering, our certificate of incorporation will provide that all stockholder actions must be taken at a duly called meeting and will prohibit stockholder action by written consent. Our bylaws provide that special meetings of the stockholders may only be called by a resolution approved by at least a majority of the board of directors or by holders of record of at least 25% of the outstanding shares of capital stock that are entitled to vote at the meeting. Our bylaws further provide that for a stockholder to bring business to be voted upon at an annual or special meeting or to nominate a director, the stockholder must provide advance notice to us.



    These provisions could delay until the next stockholders' meeting actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a tender offer for our common stock, because anyone acquiring our voting securities would only be able to take stockholder action at a duly called stockholders' meeting and not by written consent.



    The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the shares of our capital stock that are issued and outstanding and entitled to vote to amend or repeal various provisions of our certificate of incorporation. Our bylaws may generally be amended or repealed by a vote of two-thirds of the board of directors and may also be amended or repealed by the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class of stock that is entitled to vote. Also, a separate class vote might be required under the terms of preferred stock that might be issued in the future.


DELAWARE TAKEOVER STATUTE


    We are subject to section 203 of the General Corporation Law of the State of Delaware, which, in general, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date of the transaction in which the person or entity became an interested stockholder. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is any entity or person, alone or with affiliates and associates, who owns, or within the last three years has owned, 15% or more of the outstanding voting stock. This provision could discourage anti-takeover attempts not approved by our board of directors, including attempts that might result in a premium over the market price for shares of common stock by our stockholders.


TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for the common stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, assuming no exercise of the underwriters' over-allotment option or of outstanding options or warrants, we will have an aggregate of 37,876,530 shares of common stock outstanding. Of these shares, the 7,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our affiliates under Rule 144 of the Securities Act.


SALES OF RESTRICTED SHARES


    The remaining 30,364,726 shares of common stock, which includes the shares of common stock issuable upon conversion of outstanding shares of preferred stock, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. As a result, these shares are restricted shares and may only be sold in the public market if registered under the Securities Act or if they can be sold under Rule 144.



LOCK-UP AGREEMENTS



    Of the restricted shares,             will be subject to lock-up agreements
providing that the stockholder will not offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the date of this offering.



    However, holders of restricted shares who have not been officers, directors or affiliates on or since the date of this prospectus may offer, sell or otherwise dispose of up to 25% of their shares on the earlier of:



    - 90 days after the date of this offering; or



    - on the second trading day after the first public release of our quarterly results, if the last recorded sale price on the Nasdaq National Market for 20 of the 30 trading days ending on that date is at least twice the price per share in this offering.



These stockholders may also offer, sell or otherwise dispose up to an additional 25% of their shares 135 days after the date of this offering if the price per share of common stock has achieved the same target level.



    Donaldson, Lufkin & Jenrette may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Donaldson, Lufkin & Jenrette has approved pledges of up to 3,609,446 shares of common stock to secure loans. If a default occurs under a loan, the lender may foreclose upon and sell the pledged shares.



    Upon expiration of the lock-up agreements, approximately       shares will
become eligible for sale under Rule 144(k), approximately   shares will become
eligible for sale under Rule 144 and approximately       shares will become
eligible for sale under Rule 701.


RULE 144


    In general, under Rule 144, a person, including an affiliate, who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:



    - 1% of the number of shares of common stock then outstanding, which will equal approximately 378,765 shares immediately after this offering; or



    - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Sales under Rule 144 are generally subject to manner of sale provisions, notice requirements and the availability of current public information about us.


RULE 144(K)


    Under Rule 144(k), a person who:



    - was not our affiliate at any time during the three months preceding a sale; and



    - has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate,



is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.


RULE 701


    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us under a compensatory stock or option plan or other written agreement before the effective date of this offering may resell these shares 90 days after the effective date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to lock-up agreements, may be sold:



    - by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and



    - by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.



REGISTERED SALES



    After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans. Based upon the number of shares subject to outstanding options as of July 31, 2000 and currently reserved for issuance under these plans, this registration statement would cover approximately 9,954,328 shares. Shares registered under the registration statement will generally be available for sale in the open market immediately after the lock-up agreements expire.


WARRANTS


    As of July 31, 2000, we had outstanding warrants currently exercisable for a total of 434,795 shares of common stock. We also had an outstanding warrant to purchase a number of shares of common stock equal to $2.5 million divided by the offering price of the common stock in this offering. All of these shares are restricted by the terms of the lock-up agreements.


REGISTRATION RIGHTS


    After this offering, the holders of 12,957,999 shares of common stock and warrants to purchase common stock will be entitled to registration rights. Also, the holders of a warrant to purchase that number of shares of common stock equal to $2.5 million divided by the offering price of the common stock on the effective date of this prospectus will be entitled to registration rights. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, we must notify these security holders and these security holders may be entitled to include all or part of their shares in the registration. Further, the holders of these registration rights may require us to file additional registration statements on Form S-3. The holders of 9,363,567 shares of common stock and warrants to purchase common stock have demand registration rights under which they may require us to use our best efforts or commercially reasonable efforts to register shares of their common stock. All of these registration rights are subject to various conditions and limitations, including:


    - the right of underwriters to limit the number of shares included in a registration;


    - our right to refuse to start a requested registration following an offering of our securities, including this offering, for a period of time that ranges from 120 days to 180 days depending on the registration rights agreement;


    - in some circumstances, a minimum number of shares that must be included in a request for registration; and

    - in some circumstances, the requirement that a demand registration be underwritten.

                                  UNDERWRITING



    Subject to the terms and conditions of an underwriting agreement, dated
         , 2000, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Bear, Stearns & Co. Inc., Dain Rauscher Incorporated, UBS Warburg LLC and DLJDIRECT Inc. have severally agreed to purchase from ObjectSpace the number of shares of common stock shown opposite their names below.



                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Bear, Stearns & Co. Inc.....................................
Dain Rauscher Incorporated..................................
UBS Warburg LLC.............................................
DLJDIRECT Inc.
                                                              ---------
  Total.....................................................  7,500,000
                                                              =========



    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to the approval by their counsel of legal matters and other conditions. The underwriters must purchase and accept delivery of all of the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.



    The underwriters propose initially to offer some of the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and some of these shares of common stock to dealers, including the underwriters, at the public offering price less a concession not in excess
of $    per share. The underwriters may allow, and these dealers may re-allow, a
concession not in excess of $    per share on sales to other dealers. After the
initial offering of the common stock to the public, the representatives of the underwriters may change the public offering price and other selling terms.



    We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 1,125,000 additional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, under conditions specified in the underwriting agreement, to purchase its pro rata portion of the additional shares based on that underwriter's percentage underwriting commitment as indicated in the preceding table.



    The following table shows the underwriting fees to be paid by us in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.



                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share ..................................................   $              $
Total.......................................................



    We will pay the offering expenses, estimated to be $    .

    We, our officers and directors and substantially all of our stockholders have agreed, for a period of 180 days after the date of this prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, not to:



    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer directly or indirectly any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or



    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.



    The underwriting agreement contains limited exceptions to these lock-up agreements.



    However, holders of shares who have not been employees since the date of this prospectus may offer, sell or otherwise dispose of:



    - 25% of the shares they own on the date of this prospectus if at end of the 90-day period after the date of this prospectus or the second trading day following the first public release of our quarterly results after the date of this prospectus, whichever is later, the reported last sale price of the common stock on the Nasdaq National Market has been at least twice the price per share in this offering for 20 of the 30 trading days ending on the last trading day of such applicable period; and



    - an additional 25% of those shares if at the end of the 135-day period after the date of this prospectus the reported last sale price of the common stock on the Nasdaq National Market is at least twice the price per share in this offering for 20 of the 30 trading days ending on the last trading day of this 135-day period.



    In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our executive officers, directors and stockholders have agreed not to make any demand for, or exercise any right for, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities.



    An electronic prospectus is available on the Web site maintained by DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation.



    We have agreed to indemnify the underwriters against specified civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of these liabilities.



    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol OBSP upon official notification of issuance.



    At our request, certain of the underwriters have reserved for sale at the initial public offering price up to 500,000 shares of common stock offered by this prospectus for sale to our employees, directors and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered through this prospectus.



    In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering by making short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase. There are two types of short sales. Covered short sales are sales made in an amount not greater than the amount of shares the underwriters can purchase pursuant to their over-allotment option. Naked short sales are sales in excess of their over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of shares in the open market that could affect investors who purchase shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider, among other things, the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares by exercising their over-allotment option. Any naked short position, however, will be closed out by purchasing shares in the open market. Purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of the stock following this offering. As a result, the price of the stock may be higher than the price that might otherwise exist in the open market. The underwriters may also bid for and purchase shares of common stock in the open market to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicated clients of such syndicate members have flipped the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.



    Other than in the United States, no action has been taken by us, the selling shareholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements associated with the offer and sale of any the shares of common stock offered through this prospectus be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. You should inform yourself and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered in this prospectus in any jurisdiction in which an offer or a solicitation is unlawful.


                                 LEGAL MATTERS


    The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas. Legal matters affecting the offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.


                                    EXPERTS




    Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


    This prospectus constitutes a part of a registration statement on Form S-1, which we have filed with the Securities and Exchange Commission with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement. For further information about us and our securities, see the registration statement and its amendments, supplements, schedules and exhibits. This prospectus contains a description of the material terms and features of some material contracts, reports or exhibits to the registration statement. However, as the descriptions are summaries of the contracts, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement. Copies of the registration statement and the exhibits to the registration statement, as well as the periodic reports, proxy statements and other information we will file with the Securities and Exchange Commission, may be examined without charge in the public reference section of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549, and the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. You can get information about the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference section of the Securities and Exchange Commission upon payment of their fees.


    As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We will send an annual report to stockholders and any additional reports or statements required by the Securities and Exchange Commission. The annual report to stockholders will contain financial information that has been examined and reported on, with an opinion expressed by an independent public accountant. The Securities and Exchange Commission maintains a website which provides online access to periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
Report of Ernst & Young LLP, Independent Auditors...........    F-2

Balance Sheets as of December 31, 1998 and 1999 and
  June 30, 2000 (unaudited).................................    F-3

Statements of Operations for the years ended December 31,
  1997, 1998 and 1999 and for the six months ended June 30,
  1999 and 2000 (unaudited).................................    F-4

Statements of Stockholders' Equity (Deficit) for the years
  ended December 31, 1997, 1998 and 1999 and for the six
  months ended June 30, 2000 (unaudited)....................    F-5

Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999 and for the six months ended June 30,
  1999 and 2000 (unaudited).................................    F-6

Notes to Financial Statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors

  ObjectSpace, Inc.

    We have audited the accompanying balance sheets of ObjectSpace, Inc. (the Company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ObjectSpace, Inc., at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Dallas, Texas
March 30, 2000

                               OBJECTSPACE, INC.

                                 BALANCE SHEETS


                                                                                                           PRO FORMA
                                                                  AS OF DECEMBER 31,         JUNE 30,       JUNE 30,
                                                              --------------------------   ------------   ------------
                                                                 1998           1999           2000           2000
                                                                                                   (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $11,326,740   $  1,669,745   $     69,724   $     69,724
  Marketable securities available for sale..................           --      3,001,082      8,270,333      8,270,333
  Accounts receivable, less allowance of $71,000, $238,000
    and $312,000, respectively..............................    2,193,218      9,046,487      7,043,046      7,043,046
  Prepaid expenses..........................................      122,084        272,069        717,134        717,134
  Net assets held for sale..................................           --      1,140,596             --             --
                                                              -----------   ------------   ------------   ------------
    Total current assets....................................   13,642,042     15,129,979     16,100,237     16,100,237
Property and equipment, net.................................    1,813,979      1,801,199      1,762,189      1,762,189
Notes receivable from officers and common stockholders......      150,000        350,000        400,000        400,000
Other assets................................................      198,667        261,778        600,248        600,248
                                                              -----------   ------------   ------------   ------------
    Total assets............................................  $15,804,688   $ 17,542,956   $ 18,862,674   $ 18,862,674
                                                              ===========   ============   ============   ============
                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..........................................  $    43,815   $    507,169   $  1,139,993   $  1,139,993
  Accrued liabilities.......................................    1,881,432      2,744,335      4,582,173      4,582,173
  Notes payable.............................................       20,680             --             --             --
  Unearned revenue and customer deposits....................      607,541      3,525,600      2,257,378      2,257,378
  Current portion of long-term debt and capital lease
    obligations.............................................      198,946      3,482,004      2,424,243      2,424,243
                                                              -----------   ------------   ------------   ------------
    Total current liabilities...............................    2,752,414     10,259,108     10,403,787     10,403,787
Long-term debt..............................................    2,813,925             --        892,438        892,438
Long-term unearned revenue..................................           --        916,000        447,415        447,415
Capital lease obligations...................................      288,318        176,738        111,770        111,770
                                                              -----------   ------------   ------------   ------------
    Total liabilities.......................................    5,854,657     11,351,846     11,855,410     11,855,410
Commitments and contingencies
REDEEMABLE STOCK AND PUT WARRANTS TO PURCHASE COMMON STOCK:
  Redeemable common stock (1,317,529 shares at December 31,
    1998, 1,195,236 shares at December 31, 1999 and
    1,144,433 shares at June 30, 2000 (unaudited)) and put
    warrants to purchase common stock.......................    1,440,942      1,901,155      4,342,389             --
  Redeemable convertible Series A preferred stock,
    $2,000,002 aggregate liquidation value, $1.00 par value:
    571,429 shares authorized, issued and outstanding.......    1,932,771      2,738,151      3,140,841             --
  Redeemable convertible Series B preferred stock,
    $10,000,001 aggregate liquidation value, $1.00 par
    value: 2,702,703 shares authorized, issued and
    outstanding.............................................    9,556,842     13,329,794     15,216,272             --
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $1.00 par value: shares
    authorized--1,725,868; shares issued and
    outstanding--none.
  Common stock, $0.01 par value: shares
    authorized--95,000,000; shares issued and
    outstanding--19,633,656 at December 31, 1998, 19,685,032
    at December 31, 1999 and 20,052,726 shares at June 30,
    2000 (unaudited) and 30,364,726 shares pro forma at
    June 30, 2000 (unaudited)...............................      196,337        196,850        200,527        303,647
  Additional paid-in capital................................    3,230,294        291,707             --     22,596,382
  Deferred stock compensation...............................           --     (1,699,566)    (1,922,908)    (1,922,908)
  Accumulated deficit.......................................   (6,407,155)   (10,560,185)   (13,985,921)   (13,985,921)
  Accumulated other comprehensive income (loss).............           --         (6,796)        16,064         16,064
                                                              -----------   ------------   ------------   ------------
    Total stockholders' equity (deficit)....................   (2,980,524)   (11,777,990)   (15,692,238)     7,007,264
                                                              -----------   ------------   ------------   ------------
    Total liabilities and stockholders' equity (deficit)....  $15,804,688   $ 17,542,956   $ 18,862,674   $ 18,862,674
                                                              ===========   ============   ============   ============


             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                               OBJECTSPACE, INC.

                            STATEMENTS OF OPERATIONS


                                                                                                         SIX MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                           ---------------------------------------   -------------------------
                                                              1997          1998          1999          1999          2000
                                                                                                            (UNAUDITED)
NET REVENUE:
  License (Note 16)......................................  $ 1,547,312   $   908,196   $ 5,250,425   $ 1,230,938   $ 5,548,231
  Service................................................   10,069,779    10,897,098    14,895,536     6,437,766    10,532,822
                                                           -----------   -----------   -----------   -----------   -----------
    Total net revenue....................................   11,617,091    11,805,294    20,145,961     7,668,704    16,081,053

COST OF REVENUE:
  License................................................      967,659       713,629       924,179       467,431       382,514
  Service................................................    6,808,356     7,421,755    10,447,514     4,451,432     7,184,968
                                                           -----------   -----------   -----------   -----------   -----------
    Total cost of revenue................................    7,776,015     8,135,384    11,371,693     4,918,863     7,567,482
                                                           -----------   -----------   -----------   -----------   -----------
Gross profit.............................................    3,841,076     3,669,910     8,774,268     2,749,841     8,513,571

OPERATING EXPENSE:
  Sales and marketing....................................    2,863,025     3,711,615     6,773,116     3,119,636     7,190,587
  Research and development...............................    1,801,774     1,811,149     4,074,915     1,610,230     2,755,188
  General and administrative.............................    2,964,973     2,808,197     3,955,983     1,821,535     2,251,439
  Noncash stock compensation expense.....................           --            --       232,051        55,973       342,176
                                                           -----------   -----------   -----------   -----------   -----------
    Total operating expense..............................    7,629,772     8,330,961    15,036,065     6,607,374    12,539,390
                                                           -----------   -----------   -----------   -----------   -----------
Operating loss from continuing operations................   (3,788,696)   (4,661,051)   (6,261,797)   (3,857,533)   (4,025,819)
Interest expense.........................................       55,749       249,056       641,609       299,438     2,446,417
Interest income and other, net...........................      (21,162)      (56,463)     (256,102)     (180,662)     (147,637)
                                                           -----------   -----------   -----------   -----------   -----------
Loss from continuing operations before income taxes......   (3,823,283)   (4,853,644)   (6,647,304)   (3,976,309)   (6,324,599)
Income tax expense (benefit).............................     (214,041)           --            --            --        66,667
                                                           -----------   -----------   -----------   -----------   -----------
Loss from continuing operations..........................   (3,609,242)   (4,853,644)   (6,647,304)   (3,976,309)   (6,391,266)

DISCONTINUED OPERATIONS:
  Income (loss) from discontinued operations, net of
    income taxes of $0 for 1997, 1998 and 1999...........    1,317,238       491,896       (73,210)      (21,073)           --
  Gain on sale of discontinued operations, net income
    taxes of $0 for 1997, 1998 and 1999..................           --            --     2,567,484            --     4,442,878
                                                           -----------   -----------   -----------   -----------   -----------
    Income (loss) from discontinued operations...........    1,317,238       491,896     2,494,274       (21,073)    4,442,878
                                                           -----------   -----------   -----------   -----------   -----------
Net loss.................................................   (2,292,004)   (4,361,748)   (4,153,030)   (3,997,382)   (1,948,388)
Accretion of redeemable preferred stock and common
  stock..................................................           --       210,303     5,424,584     2,709,306     2,727,718
                                                           -----------   -----------   -----------   -----------   -----------
Net loss attributable to common stockholders.............  $(2,292,004)  $(4,572,051)  $(9,577,614)  $(6,706,688)  $(4,676,106)
                                                           ===========   ===========   ===========   ===========   ===========
Basic and diluted loss per common share:
  Loss from continuing operations........................  $     (0.18)  $     (0.26)  $     (0.61)  $     (0.34)  $     (0.46)
  Income (loss) from discontinued operations.............         0.06          0.03          0.12            --          0.23
                                                           -----------   -----------   -----------   -----------   -----------
  Net loss...............................................  $     (0.12)  $     (0.23)  $     (0.49)  $     (0.34)  $     (0.23)
                                                           ===========   ===========   ===========   ===========   ===========
Weighted average number of common shares outstanding.....   19,624,401    19,632,121    19,640,120    19,635,073    19,912,369
                                                           ===========   ===========   ===========   ===========   ===========
Pro forma basic and diluted net loss per common share:
  Loss from continuing operations........................                              $     (0.22)                $     (0.21)
  Income from discontinued operations....................                                     0.08                        0.15
                                                                                       -----------                 -----------
  Net loss...............................................                              $     (0.14)                $     (0.06)
                                                                                       ===========                 ===========
Shares used in computing pro forma basic and diluted net
  loss per common share..................................                               30,075,998                  30,224,369
                                                                                       ===========                 ===========


             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                               OBJECTSPACE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                               RETAINED      ACCUMULATED
                                           COMMON STOCK         ADDITIONAL     DEFERRED        EARNINGS         OTHER
                                     ------------------------    PAID-IN         STOCK       (ACCUMULATED   COMPREHENSIVE
                                       SHARES       AMOUNT       CAPITAL     COMPENSATION      DEFICIT)     INCOME (LOSS)

Balance as of December 31, 1996....  19,606,300   $ 3,619,012   $      --     $        --    $   246,597       $     --
  Reincorporation of Company in
    Delaware.......................          --    (3,422,949)  3,422,949              --             --             --
  Exercise of employee stock
    options........................      20,328           203       7,057              --             --             --
  Tax benefit of employee stock
    option exercise................          --            --       7,623              --             --             --
  Net loss.........................          --            --          --              --     (2,292,004)            --
                                     ----------   -----------   ----------    -----------    ------------      --------
Balance as of December 31, 1997....  19,626,628       196,266   3,437,629              --     (2,045,407)            --

  Exercise of employee stock
    options........................       7,028            71       2,968              --             --             --
  Accretion of redeemable common
    stock..........................          --            --    (210,303)             --             --             --
  Net loss.........................          --            --          --              --     (4,361,748)            --
                                     ----------   -----------   ----------    -----------    ------------      --------
Balance as of December 31, 1998....  19,633,656       196,337   3,230,294              --     (6,407,155)            --

  Exercise of employee stock
    options........................      51,376           513      59,659              --             --             --
  Deferred compensation--employee
    stock options..................          --            --   2,036,338      (2,036,338)            --             --
  Amortization of deferred
    compensation...................          --            --          --         336,772             --             --
  Issuance of warrants.............          --            --     390,000              --             --             --
  Accretion of redeemable common
    stock..........................          --            --    (840,278)             --             --             --
  Accretion of redeemable preferred
    stock..........................          --            --   (4,584,306)            --             --             --
  Net unrealized losses on
    marketable securities..........          --            --          --              --             --         (6,796)
  Net loss.........................          --            --          --              --     (4,153,030)            --
                                     ----------   -----------   ----------    -----------    ------------      --------
Balance as of December 31, 1999....  19,685,032       196,850     291,707      (1,699,566)   (10,560,185)        (6,796)
  Exercise of employee stock
    options (unaudited)............     360,274         3,603     376,069              --             --             --
  Deferred compensation--employee
    stock options (unaudited)......          --            --     688,212        (565,518)      (122,694)            --
  Amortization of deferred
    compensation (unaudited).......          --            --          --         342,176             --             --
  Issuance of common stock and
    warrants in exchange for
    services (unaudited)...........       7,420            74      17,076              --             --             --
  Accretion of redeemable common
    stock (unaudited)..............          --            --    (228,480)             --       (210,070)            --
  Accretion of redeemable preferred
    stock (unaudited)..............          --            --   (1,144,584)            --     (1,144,584)            --
  Net unrealized gains on
    marketable securities
    (unaudited)....................          --            --          --              --             --         22,860
  Net loss (unaudited).............          --            --          --              --     (1,948,388)            --
                                     ----------   -----------   ----------    -----------    ------------      --------
Balance at June 30, 2000
  (unaudited)......................  20,052,726   $   200,527   $      --     ($1,922,908)   ($13,985,921)     $ 16,064
                                     ==========   ===========   ==========    ===========    ============      ========

                                         TOTAL
                                     STOCKHOLDERS'
                                        EQUITY       COMPREHENSIVE
                                       (DEFICIT)          LOSS
Balance as of December 31, 1996....  $  3,865,609
  Reincorporation of Company in
    Delaware.......................            --
  Exercise of employee stock
    options........................         7,260
  Tax benefit of employee stock
    option exercise................         7,623
  Net loss.........................    (2,292,004)    $(2,292,004)
                                     ------------     -----------
Balance as of December 31, 1997....     1,588,488     $(2,292,004)
                                                      ===========
  Exercise of employee stock
    options........................         3,039
  Accretion of redeemable common
    stock..........................      (210,303)
  Net loss.........................    (4,361,748)    $(4,361,748)
                                     ------------     -----------
Balance as of December 31, 1998....    (2,980,524)    $(4,361,748)
                                                      ===========
  Exercise of employee stock
    options........................        60,172
  Deferred compensation--employee
    stock options..................            --
  Amortization of deferred
    compensation...................       336,772
  Issuance of warrants.............       390,000
  Accretion of redeemable common
    stock..........................      (840,278)
  Accretion of redeemable preferred
    stock..........................    (4,584,306)
  Net unrealized losses on
    marketable securities..........        (6,796)    $    (6,796)
  Net loss.........................    (4,153,030)     (4,153,030)
                                     ------------     -----------
Balance as of December 31, 1999....   (11,777,990)    $(4,159,826)
                                                      ===========
  Exercise of employee stock
    options (unaudited)............       379,672
  Deferred compensation--employee
    stock options (unaudited)......            --
  Amortization of deferred
    compensation (unaudited).......       342,176
  Issuance of common stock and
    warrants in exchange for
    services (unaudited)...........        17,150
  Accretion of redeemable common
    stock (unaudited)..............      (438,550)
  Accretion of redeemable preferred
    stock (unaudited)..............    (2,289,168)
  Net unrealized gains on
    marketable securities
    (unaudited)....................        22,860     $    22,860
  Net loss (unaudited).............    (1,948,388)     (1,948,388)
                                     ------------     -----------
Balance at June 30, 2000
  (unaudited)......................  ($15,692,238)    ($1,925,528)
                                     ============     ===========


             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                               OBJECTSPACE, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                                            SIX MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                             ---------------------------------------   --------------------------
                                                                1997          1998          1999           1999          2000
CASH FLOW FROM OPERATING ACTIVITIES:
  Net loss.................................................  $(2,292,004)  $(4,361,748)  $(4,153,030)  $ (3,997,382)  $(1,948,388)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization..........................      642,009       690,534       817,734        359,665       458,404
    Amortization of debt discount and put warrant
     adjustments...........................................           --       (89,471)      132,392         72,144     2,196,739
    Noncash stock compensation expense & other noncash
     charges...............................................           --            --       232,051         55,973       359,326
    Provision for bad debts................................       41,375        63,421       166,851             --        80,000
    Tax benefit of employee stock option exercise..........        7,623            --            --             --            --
    (Income) loss from discontinued operations.............   (1,317,238)     (491,896)       73,210         21,073            --
    Gain on sale of discontinued operation.................           --            --    (2,567,484)            --    (4,442,878)
    Deferred income taxes..................................     (215,601)           --            --             --            --
    Changes in operating assets and liabilities:
      Accounts receivable..................................      253,933       738,823    (6,582,154)    (2,119,938)    1,923,441
      Prepaid expenses.....................................     (127,539)      115,593      (129,132)       (79,111)     (445,064)
      Other assets.........................................      (30,811)      (24,033)     (119,778)         9,581      (338,471)
      Accounts payable.....................................       26,239       (46,356)      456,050         90,582       632,824
      Accrued liabilities..................................      403,690       915,961       454,931        189,424     1,516,180
      Unearned revenue and customer deposits...............    1,032,467      (782,039)    2,021,707        257,048    (1,268,222)
      Long-term unearned revenue...........................           --            --       916,000             --      (468,585)
                                                             -----------   -----------   -----------   ------------   -----------
Net cash used in operating activities......................   (1,575,857)   (3,271,211)   (8,280,652)    (5,140,941)   (1,744,694)

Net cash provided by (used in) discontinued operations.....      907,313     1,033,693       494,106       (795,728)       21,571

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment.........................   (1,000,215)     (495,069)   (1,304,304)      (657,660)     (419,395)
Notes receivable from officers and common stockholders.....           --      (150,000)     (200,000)      (200,000)      (50,000)
Proceeds from sale of discontinued operations..............           --            --     2,931,000             --     5,883,562
Purchase of marketable securities..........................           --            --    (3,007,878)    (3,786,779)   (5,246,391)
                                                             -----------   -----------   -----------   ------------   -----------
Net cash provided by (used in) investing activities........   (1,000,215)     (645,069)   (1,581,182)    (4,644,439)      167,776

CASH FLOW FROM FINANCING ACTIVITIES:
Payments on capital leases.................................     (205,487)     (175,670)     (243,414)       (81,232)     (191,167)
Proceeds from issuance of notes payable and long-term
  debt.....................................................      225,318     3,000,000       437,753        437,753     1,500,000
Payments on notes payable and long-term debt...............      (30,063)     (189,149)     (101,039)       (15,149)   (1,551,739)
Payments for redemption of redeemable stock................           --      (294,536)     (436,765)      (105,445)     (181,440)
Proceeds from issuance of preferred stock..................           --    11,489,613            --             --            --
Issuance costs related to preferred stock and debt
  offerings................................................           --      (170,000)       (5,974)        (5,974)           --
Proceeds from exercise of stock options....................        7,260         3,039        60,172          1,790       379,672
                                                             -----------   -----------   -----------   ------------   -----------
Net cash provided by (used in) financing activities........       (2,972)   13,663,297      (289,267)       231,743       (44,674)
                                                             -----------   -----------   -----------   ------------   -----------

Net increase (decrease) in cash and cash equivalents.......   (1,671,731)   10,780,710    (9,656,995)   (10,349,365)   (1,600,021)
Cash and cash equivalents at beginning of period...........    2,217,761       546,030    11,326,740     11,326,740     1,669,745
                                                             -----------   -----------   -----------   ------------   -----------
Cash and cash equivalents at end of period.................  $   546,030   $11,326,740   $ 1,669,745   $    977,375   $    69,724
                                                             ===========   ===========   ===========   ============   ===========
Cash paid during the period for interest...................  $    55,749   $   338,532   $   452,551   $    211,234   $   221,064
                                                             ===========   ===========   ===========   ============   ===========
NON CASH INVESTING AND FINANCING ACTIVITIES
Assets acquired under capital lease........................  $   658,128   $        --   $   167,881   $         --   $        --
                                                             ===========   ===========   ===========   ============   ===========


             The accompanying notes to the financial statements are
                an integral part of these financial statements.

                               OBJECTSPACE, INC.

                         NOTES TO FINANCIAL STATEMENTS


            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)


1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION


    DESCRIPTION OF BUSINESS


    ObjectSpace, Inc. (the Company), was incorporated under the laws of the State of Texas on August 17, 1992. The Company was reincorporated under the laws of the State of Delaware on November 24, 1997. As part of this reincorporation, the Company recapitalized its common stock to a $0.01 par value and authorized the issuance of one million shares of preferred stock.

    The Company provides business-to-business, or B2Bi, software products that enable organizations to easily and rapidly integrate business applications within and across organizations over the Internet. The Company's OpenBusiness software allows organizations to link their business processes, sharing services, conducting transactions and exchanging information in real-time, with customers, suppliers and other trading partners. The Company expects a substantial portion of its license and service revenue to be generated from its OpenBusiness products for the year 2000 and beyond.


    STOCK DIVIDEND


    On January 14, 2000, the Company's Board of Directors authorized a 100% stock dividend for stockholders of record at the close of business on January 14, 2000. On March 11, 2000, the Company's Board of Directors authorized a 40% stock dividend for stockholders of record at the close of business on March 30, 2000. All share and per-share amounts in the accompanying financial statements have been restated to give effect to these stock dividends. Additionally, the Company increased the common shares authorized to 95,000,000 effective March 30, 2000.


    INTERIM FINANCIAL INFORMATION



    The interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited but, in the opinion of management, includes all adjustments which are of a normal recurring nature and are necessary for a fair presentation of the financial position and results of operations for the periods presented. Results of operations for the six months ended June 30, 2000 are not necessarily indicative of results of operations to be expected for the entire fiscal year.



    PRO FORMA BALANCE SHEET AND EARNINGS (LOSS) PER SHARE INFORMATION



    The pro forma balance sheet information as of June 30, 2000 reflects:
1) the automatic conversion of each share of Series A and Series B redeemable convertible preferred stock outstanding as of June 30, 2000 into 2.8 shares of the Company's common stock (See Note 12), and 2) the elimination of rights one of the Company's common stockholders has to require the Company to repurchase certain shares of the Company's common stock (See Note 12) both of which will occur upon the closing of an initial public offering. The pro forma loss per share information for the year ended December 31, 1999 and six months ended
June 30, 2000 reflect the conversion of the Series A and Series B redeemable preferred stock (the Conversion) and the elimination of the right one of the common shareholders has to require the Company to repurchase certain shares (the Termination) as if the Conversion and Termination occurred at the beginning of each period for which pro forma loss per share has been presented.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    REVENUE RECOGNITION


    Software license revenue is recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable; no significant production, modification, or customization of the software is required; collection is considered probable by management; and vendor-specific objective evidence exists to allow the allocation of the total fee to elements of the arrangement. In December 1998, the AICPA issued SOP 98-9, "Software Revenue Recognition with Respect to Certain Arrangements." This SOP requires recognition of revenue using the "residual method" in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. The Company adopted the provisions of this SOP effective January 1, 1999. The Company did not have a material change to its accounting for revenue as a result of the provisions of SOP 98-9. License revenue from resale of our products by third parties is recognized at the time the third party delivers the product to their customer. We do not provide customer acceptance rights or rights of return to these third parties. For arrangements with multiple elements, the Company allocated revenue to each element of the arrangement based on objective evidence of its fair value, which is specific to the Company, or for products not being sold separately, the price established by management.


    Revenue for consulting services performed under fixed-price contracts, which are in excess of six months in duration, is recognized on a percentage-of-completion method. Revenue from these contracts is recognized in the proportion that labor hours incurred to date bear to total estimated labor hours at completion. Anticipated losses on fixed-price contracts are recognized when estimable. Revenue generated from consulting services performed under time and materials agreements is recognized as services are performed and includes reimbursement of expenses incurred in connection with the performance of service. Maintenance contract revenue is recognized ratably over the term of the related contract.

    ADVERTISING COSTS

    Advertising costs are expensed upon first showing. Amounts expensed were approximately $552,000, $743,000 and $1.0 million in 1997, 1998 and 1999, respectively.

    CASH AND CASH EQUIVALENTS

    Cash equivalents include highly liquid investments with a maturity period of three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

    MARKETABLE SECURITIES


    As of December 31, 1999, marketable securities consisted of investments in corporate and government bond mutual funds. These securities are classified as "available for sale" since management intends to hold the securities for an indefinite period of time and may sell the securities prior to their maturity. The marketable securities are carried at aggregate fair value based on the specific

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) identification method. Available for sale securities that are reasonably expected by management to be sold within one year from the balance sheet date are classified as current assets.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Equipment acquired under capital leases is stated at the lower of the present value of minimum future lease payments or fair value of the equipment at the inception of the lease. Amortization of equipment acquired under capital lease is included in depreciation expense. Depreciation of property and equipment, other than leasehold improvements, is provided over the estimated useful lives of the respective assets (ranging from three to seven years) using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the respective lease term or estimated useful life of the asset.

    OTHER ASSETS

    Other assets consist primarily of costs to obtain patents and trademarks. The Company amortizes these costs over a period of 5 years using the straight-line method beginning when the patent or trademark is issued. Previously capitalized costs related to abandoned or denied patent applications are expensed in the period when the application is abandoned or denied.

    IMPAIRMENT OF LONG-LIVED ASSETS

    The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. If undiscounted cash flows are not sufficient to support the recorded assets, an impairment is recognized to reduce the carrying value of the long-lived assets to the estimated fair value. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company's long-lived assets are assessed.

    SOFTWARE DEVELOPMENT COSTS


    Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86 (SFAS 86), "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Under SFAS 86, capitalization of software development costs begins upon the establishment of technological feasibility and is subject to net realizable value considerations. To date, such capitalizable costs have not been material as the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. Accordingly, the Company has charged all such costs to research and development expense. Future capitalized costs, if any, will be amortized on a straight-line basis over the estimated lives of the

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) products or by the ratio of current revenue to the total of current and anticipated future revenue, whichever expense is greater.

    STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options and to follow the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of the Company's shares and the exercise price of options to purchase that stock.

    INCOME TAXES

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of the differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 1998 and 1999.


    NET LOSS PER SHARE



    Basic net loss per share is computed based on the weighted average number of outstanding shares of common stock during each period. The diluted per share amount is computed using the weighted average number of common stock shares outstanding and the common equivalent shares consisting of convertible preferred stock, stock options, warrants and redeemable common stock using the treasury stock and reverse treasury stock methods, if dilutive. Diluted net loss per share is the same as basic net loss per share for all periods presented because the effects of such items were anti-dilutive as the Company had a loss from continuing operations for all periods presented. Options outstanding to purchase 1,762,180; 3,394,634; 4,860,928 and 5,549,457 shares of the Company's common stock as of December 31, 1997, 1998, 1999 and June 30, 2000, respectively, were not included in the computation of diluted net loss per share as the effect would be antidilutive. Series A and Series B redeemable convertible preferred stock and redeemable common stock were not included in the computation of diluted net loss per share as the effect would be antidilutive.


    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    SEGMENT REPORTING

    The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

    COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted the provisions of SFAS
No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. The Company's comprehensive loss is comprised of the net loss and elements of other comprehensive income such as unrealized gains or losses on available-for-sale securities.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133).
SFAS 133, as amended, is effective for quarters beginning after June 15, 2000. We do not currently utilize derivative financial instruments. Therefore, we do not expect that the adoption of SFAS 133 will have a material impact on our results of operations or financial position.


    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101) which summarizes certain of the staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. The effective date of SAB 101 for the Company is the quarter ended December 31, 2000. The Company continues to evaluate the impact that SAB 101 will have on the timing of revenue recognition in future periods. Based on its initial evaluation, the Company believes SAB 101 will not have a material impact on its future results of operations.



    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" (the Interpretation). The Interpretation was effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. The Company does not expect the Interpretation to have a material impact on its results of operations or financial position.


3. MARKETABLE SECURITIES


    As of December 31, 1999, the Company's marketable securities available for sale consisted of investments in mutual funds which invest in corporate and government bonds. The securities had a cost basis of $3,007,878 and a market value, as of December 31, 1999 of $3,001,082 resulting in an unrealized loss of $6,796. The securities are reflected in the balance sheet at their fair market value.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)


3. MARKETABLE SECURITIES (CONTINUED)

The gross unrealized losses for the year ended December 31, 1999 have been recorded as a separate component of stockholders' equity (deficit). There were no marketable securities during 1997 or 1998.


4. PROPERTY AND EQUIPMENT

    Property and equipment are comprised of the following:


                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
Computer equipment and accessories..........................  $ 1,693,713   $ 1,935,547
Equipment acquired under capital leases.....................      893,216       998,709
Purchased software..........................................      266,993       407,505
Office equipment............................................       81,954        67,841
Office furniture............................................      262,528       261,315
Leasehold improvements......................................      342,656       241,278
                                                              -----------   -----------
                                                                3,541,060     3,912,195
Less -- Accumulated depreciation and amortization...........   (1,727,081)   (2,110,996)
                                                              -----------   -----------
                                                              $ 1,813,979   $ 1,801,199
                                                              ===========   ===========



    Accumulated amortization of assets under capital leases amounted to $353,887 and $454,191 at December 31, 1998 and 1999, respectively.



5. RELATED PARTY TRANSACTIONS



    In December 1998 our board of directors approved $150,000 in loans to two of our officers and directors. The principal and accrued interest on these loans are due in three equal annual installments beginning 270 days after a qualifying initial public offering of our common stock and bear interest at the rate of 6.11% per year.



    In each of December 1999 and January 2000 our board of directors approved a $50,000 loan to an officer of the Company. These loans mature in December 2002 and January 2003 and bear interest at the rate of 6% per year. The interest on these loans is due quarterly.



    As of December 31, 1999 and June 30, 2000 the entire principal amount of each note was outstanding. None of these loans were originated in connection with the issuance of the Company's common stock.



    In February 2000, the Company entered into a consulting agreement with Graham Glass, our former Chief Technology Officer and a holder of more than 10% of its common stock. Under this agreement, Mr. Glass receives $14,583 per month for providing consulting and advisory services on technology issues. The agreement terminates on January 31, 2001.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



6. INCOME TAXES


    The tax effected temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:


                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
Deferred tax assets:
  Net operating loss carryforward...........................  $ 2,431,984   $ 3,841,931
  Depreciation of fixed assets..............................       66,223        30,226
  Reserve for assets held for sale..........................           --         6,919
  Allowance for doubtful accounts...........................       26,249        87,834
  Stock options and warrants................................           --       229,972
  Accrued expenses..........................................      176,146       127,072
  Timing of revenue recognition.............................       96,193            --
  Research and development credit...........................      134,622       327,415
  Other, net................................................           --           462
                                                              -----------   -----------
Total deferred tax assets...................................    2,931,417     4,651,831
Valuation allowance for deferred tax assets.................   (2,427,954)   (4,009,154)
                                                              -----------   -----------
Deferred tax assets, net of valuation allowance.............      503,463       642,677

Deferred tax liabilities:
  Cash to accrual adjustment................................     (470,543)     (221,049)
  Capitalization of patent costs............................      (21,095)      (56,864)
  Deferred losses from discontinued operations..............           --      (362,455)
  Prepaid expenses..........................................      (11,825)       (2,309)
                                                              -----------   -----------
Total deferred tax liabilities..............................     (503,463)     (642,677)
                                                              -----------   -----------
Deferred income tax assets, net of deferred tax
  liabilities...............................................  $        --   $        --
                                                              ===========   ===========

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



6. INCOME TAXES (CONTINUED)


    The Company has federal net operating loss carryforwards of approximately $10.4 million at December 31, 1999, which, if not utilized, will begin to expire in 2009. Of this amount approximately $6.3 million is subject to limitation under Internal Revenue Code Section 382. In addition, the Company has approximately $10.5 million of state net operating loss carryforwards as of December 31, 1999. Also, the Company has approximately $327,000 of research and development credit carryforwards at December 31, 1999. Approximately $229,000 of the research and development credits are subject to limitation under Internal Revenue Code Section 383.


    At December 31, 1997, 1998 and 1999, and at June 30, 2000 the Company has recorded a valuation allowance against its net deferred tax assets because management believes that, after considering all the available objective evidence, the realization of the assets are not reasonably assured.


    The differences between the actual income tax benefit and the amount computed by applying the statutory federal tax rate to the loss from continuing operations before income taxes are as follows:


                                                           YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                      1997          1998          1999
Provision (benefit) computed at federal statutory
  rate...........................................  $(1,299,916)  $(1,650,239)  $(2,260,083)
State income tax benefit, net of federal tax
  effect at state statutory rate.................      (67,313)     (127,185)     (127,529)
Research and development credit..................      (37,084)      (55,666)      (98,743)
Change in valuation allowance....................    1,187,993     1,809,677     2,437,244
Other............................................        2,279        23,413        49,111
                                                   -----------   -----------   -----------
  Total..........................................  $  (214,041)  $        --   $        --
                                                   ===========   ===========   ===========


    Significant components of the provision (benefit) for income taxes on loss from continuing operations are as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  1997           1998          1999
Current:
  Federal.................................................      $      --        $ --          $ --
  State...................................................          1,560          --            --
                                                                ---------        ----          ----
Total current.............................................          1,560          --            --

Deferred:
  Federal.................................................       (180,425)         --            --
  State...................................................        (35,176)         --            --
                                                                ---------        ----          ----
Total deferred............................................       (215,601)         --            --
                                                                ---------        ----          ----
Total.....................................................      $(214,041)       $ --          $ --
                                                                =========        ====          ====


    Income tax expense during the six month period ended June 30, 2000 represents taxes withheld by a foreign government on a sale to a foreign customer.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



7.  LEASES


    The Company is obligated under various capital leases and noncancelable operating lease agreements for facilities and equipment. The significant capital leases contain bargain purchase options. During 1997, the Company entered into four leases for office space in Dallas and Austin, all of which include rent escalation clauses. A summary of future minimum lease payments as of December 31, 1999, is as follows:


                                                                  CAPITAL       OPERATING
                                                                   LEASES         LEASES
2000........................................................      $262,173      $1,630,278
2001........................................................       127,657       1,607,064
2002........................................................        72,327       1,623,862
2003........................................................            --         500,838
                                                                  --------      ----------
Total payments due..........................................       462,157      $5,362,042
                                                                                ==========
Less amounts representing interest..........................        50,426
                                                                  --------
Present value of minimum lease payments.....................       411,731
Less current portion........................................       234,993
                                                                  --------
Noncurrent portion..........................................      $176,738
                                                                  ========


    Rental expense under noncancelable operating leases for facilities and equipment approximated $1.1 million, $1.5 million and $1.4 million for the years ended December 31, 1997, 1998 and 1999, respectively.


8.  ACCRUED LIABILITIES



    Accrued liabilities consisted of:



                                                                AS OF DECEMBER 31,
                                                              -----------------------
                                                                 1998         1999
Accrued payroll-related expenses............................  $  825,068   $1,657,561
Accrued property-related expenses...........................     104,837      297,525
Other accruals..............................................     951,527      789,249
                                                              ----------   ----------
                                                              $1,881,432   $2,744,335
                                                              ==========   ==========



9.  DEBT AND PUT WARRANTS TO PURCHASE COMMON STOCK



   As of December 31, 1999 and June 30, 2000, the Company had an outstanding balance of $357,394 and $288,136, respectively, under a 36-month note (the Term
Loan) in the original amount of $437,753 entered into in June 1999. This fixed-term borrowing, which has an interest rate of approximately 11.0%, is being repaid in monthly installments over the term of the loan.



    On June 16, 1998, the Company issued a $3.0 million Senior Subordinated Note (the Note) to a bank which matures on June 16, 2001, along with 196,000 seven-year detachable warrants to purchase common stock at $.01 per share. The proceeds from the Note were allocated between the Note and the warrants based on their relative fair market values at the time of issuance. A discount of $227,075 was

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



9.  DEBT AND PUT WARRANTS TO PURCHASE COMMON STOCK (CONTINUED)


recorded against the face value of the Note which represented the estimated fair value of the warrants on the date of issuance. The carrying value of the Note at December 31, 1998 and 1999, was $2,813,925 and $2,889,617, respectively, which is net of the unamortized discount of $186,075 and $110,383, respectively. The discount is being amortized until the maturity of the Note, resulting in an effective interest rate of 15.2%. The principal of the Note is payable at maturity and interest is payable monthly based on a 12% interest rate. The Note is secured by all the assets of the Company, but is subordinate to the Revolver and contains the same nonfinancial covenants as the Revolver. As of June 30, 2000 the outstanding balance of the Note was $2,250,000. The Company intends to use a portion of the proceeds of this offering to repay the Note and therefore considers the carrying value to approximate fair value.



    The noteholder has the option to sell the warrants back to the Company (Put Warrants to Purchase Common Stock) on either August 16, 2001, or on the occurrence of other specified events at an amount per warrant equal to the Company's fair value per share at the put date less the exercise price. The option to sell the warrants back to the Company terminates upon specified events which include the first sale of the Company's common stock pursuant to a registration statement with and declared effective by the Securities and Exchange Commission which results in gross proceeds of at least $10,000,000. The Company expects the put feature of the warrants to expire as a result of this offering. The fair value of the warrants is included in redeemable common stock and put warrants to purchase common stock in the accompanying balance sheets. Changes in the fair value of the warrants are reflected as adjustments to interest expense in the accompanying statement of operations. The value of the warrants is reflected at the estimated fair value of the warrants, based on an independent appraisal commissioned by the Company.



    The Company has a Loan and Security Agreement with a bank that provides the Company with a $5 million revolving line of credit (the Revolver). As of June 30, 2000 the outstanding balance of the Revolver was $750,000. The Company may elect to borrow under the Revolver on a revolving or fixed-term basis. Borrowings under the Revolver bear interest at the bank's prime rate plus .75%, are secured by all the assets of the Company and are due on the maturity date of the Revolver (November 7, 2001). Borrowings under the Revolver are limited to a borrowing base equal to 80% of eligible trade receivables less any letters of credit outstanding. As of December 31, 1999, there were $446,622 in letters of credit outstanding which expire at various times during the year 2000. These letters of credit were primarily used in lieu of security deposits on certain operating and capital leases. The Company must also comply with certain financial ratio and other nonfinancial covenants, including a prohibition on the payment of dividends. As of December 31, 1999 the Company was not in compliance with one of the covenants. The Note and the Term Loan contain cross-default provisions to the Revolver. As a result, all three were reclassified to current liabilities as of December 31, 1999. The Company has modified and amended the covenants of the Revolver as of June 30, 2000 and is in compliance with all covenants. As a result, the outstanding balance of the Revolver and the Term Loan are reflected as long-term debt at June 30, 2000. As the Note matures in June 2001, the entire outstanding balance is presented as current portion of long-term debt.



10.  EMPLOYEE RETIREMENT PLAN


    The Company's 401(k) plan (PIE Investment Plan) provides retirement benefits to eligible employees. Under the PIE Investment Plan, employees are eligible to participate after one year of service. Participants are permitted to make salary reduction contributions of up to 15% of their eligible compensation. While the plan provides for discretionary contributions by the Company, no such contributions have been made.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



11. RESTRICTED STOCK AND STOCK OPTION PLAN


    The Company has a 1994 Restricted Stock and Stock Option Plan (the 1994
Plan) and a 1998 Stock Option Plan (the 1998 Plan) under which shares are available for grant of restricted stock and stock options to employees. The 1994 Plan provides for the granting of a maximum of 2,800,000 shares of stock or stock options with no more than 560,000 to any one employee in a single year. At December 31, 1999, the 1998 Plan provides for the granting of a maximum of 5,180,000 shares of stock options with no limitations on grants to individual employees. Under each plan, the stock option exercise price per share is equal to the fair market value on the date of grant, as determined by the Board of Directors. Options vest pursuant to vesting schedules as determined by the Board of Directors (ranging from one to five years) and expire, if unexercised, ten years from the date of grant. In addition, the Company issued 126,000 and 84,000 options to its nonemployee directors during 1998 and 1999, respectively. These options have an exercise price of $1.43, vest over 2 years and have a 10 year life. These options were issued outside of the Company's option plans.

    Stock option transactions in the Company's plans are summarized as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                         1997                    1998                    1999
                                                 ---------------------   ---------------------   ---------------------
                                                              WEIGHTED                WEIGHTED                WEIGHTED
                                                              AVERAGE                 AVERAGE                 AVERAGE
                                                   NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                                                 OF OPTIONS    PRICE     OF OPTIONS    PRICE     OF OPTIONS    PRICE
Options outstanding-beginning of year..........  1,180,133     $0.36     1,762,180     $0.86      3,268,634    $1.20
Options granted................................    986,272      1.43     2,329,550      1.43      3,610,958     0.79
Options forfeited..............................   (383,897)     0.78      (816,068)     1.12     (2,177,288)    1.29
Options exercised..............................    (20,328)     0.36        (7,028)     0.36        (51,376)    1.17
                                                 ---------               ---------               ----------
Options outstanding--end of year...............  1,762,180      0.86     3,268,634      1.20      4,650,928     0.84
                                                 =========               =========               ==========
Options exercisable at end of year.............    298,900     $0.36       421,618     $0.47        846,888    $0.79
                                                 =========               =========               ==========
Weighted average grant date fair value of
  options granted during the year..............                $0.44                   $0.39                   $0.65

    The following summarizes information about the Company's stock options outstanding:

                                 AS OF DECEMBER 31, 1999
           --------------------------------------------------------------------
                      OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
           ------------------------------------------   -----------------------
                            WEIGHTED-       WEIGHTED-                 WEIGHTED-
                             AVERAGE         AVERAGE                   AVERAGE
EXERCISE     NUMBER         REMAINING       EXERCISE      NUMBER      EXERCISE
 PRICE     OUTSTANDING   CONTRACTUAL LIFE     PRICE     EXERCISABLE     PRICE
 $0.36        559,748      5.6 years          $0.36       503,418       $0.36
  0.66      2,800,750      9.6 years           0.66            --          --
  1.43      1,290,430      8.2 years           1.43       343,470        1.43
            ---------                                     -------
            4,650,928      8.7 years          $0.84       846,888       $0.79
            =========                                     =======

    At December 31, 1999, there were 3,244,040 options available for future issuance under the Company's plans.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



11. RESTRICTED STOCK AND STOCK OPTION PLAN (CONTINUED)


    The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. The Company had no deferred stock compensation during 1997 and 1998. During 1999, in connection with options granted to employees to purchase common stock, the Company recorded deferred stock compensation of $2,036,338 of which $336,772 was recognized as expense. Of the amount recognized $104,721 was charged to discontinued operations. This initial amount deferred represents the difference between the fair value of the options on the date of grant, based on an independent appraisal commissioned by the Company, and the exercise price of the options. Although the Company's Board of Directors believed that the exercise price per share assigned to stock options was equal to the fair value on the date of grant, the Company concluded an independent appraisal was necessary to validate the estimates of fair value due to the subjective nature of such estimates. Therefore, the Company commissioned an independent appraisal of its common stock as of October 31, 1999. The appraised value was used as a basis to estimate stock compensation on option grants during 1999 and was also used to determine the fair value of put warrants to purchase common stock
(Note 9). The deferred stock compensation is being amortized over the vesting period of the related options, which is generally four years.



    During the six months ended June 30, 2000 the Company granted 1,744,320 stock options to employees. Some of these options have exercise prices that are less than the deemed fair value of the options as of the date of grant. As a result, the Company recorded an additional deferred stock compensation charge of approximately $1.0 million which will be recognized over the four year vesting period of the options.


    Information regarding pro forma net loss is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with no volatility and the following assumptions: weighted average risk-free interest rate of 6.23% in 1997, 5.35% in 1998, and 5.86% in 1999, no dividends, and a weighted average expected life of the option of 6.0 years in 1997 and 1998, and
2.75 years in 1999.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



11. RESTRICTED STOCK AND STOCK OPTION PLAN (CONTINUED)

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1998          1999
Pro forma net loss attributable to common stockholders......  $(2,375,572)  $(4,801,815)  $(9,824,594)
                                                              ===========   ===========   ===========
Pro forma basic and diluted net loss per share..............  $     (0.12)  $     (0.24)  $     (0.50)
                                                              ===========   ===========   ===========

    The pro forma disclosures include only the effect of options granted subsequent to December 31, 1994. Accordingly, the pro forma information does not reflect the pro forma effect of all previous stock option grants of the Company, and thus is not necessarily indicative of future amounts until SFAS 123 is applied to all outstanding stock options.


12. REDEEMABLE STOCK


    REDEEMABLE COMMON STOCK


    Effective March 31, 1998, one of the Company's common stockholders received the right to require the Company to repurchase up to 1,400,000 (less 204,764 shares repurchased as of December 31, 1999) of his shares at $3.57 per share (Put Shares). The number of shares the Company could be required to repurchase each quarter multiplied by $3.57 per share cannot exceed 2.5% of the preceding quarter's revenue. The repurchase obligation of the Company terminates upon the successful completion of an initial public offering with a pre-offering Company valuation exceeding $100 million. The Company expects the redemption rights to terminate upon the successful completion of this offering. With the issuance of the Series B preferred stock, in order to conform the investor's put rights to those of the newly issued series B preferred stock, the investor's right was amended to, in addition to the rights described above, allow for all his Put Shares then outstanding to be subject to repurchase at any time after January 1, 2003, if a public offering has not occurred, or at any time that the Series A or Series B preferred stockholders can exercise their put rights due to the Company's breach of the preferred stockholder agreement. Additionally, the Put Shares must still be repurchased at $3.57 per share and, upon exercise of the amended right, the repurchase price payable shall be paid by the Company through the issuance of a three-year note with a quarterly payment schedule and at an interest rate of prime plus 1%. Since the repurchase of the shares is outside of the control of the Company, the shares subject to repurchase are treated as redeemable common stock and are presented outside of stockholders' equity (deficit). Periodic accretions based on the straight-line method are recorded such that the carrying value of the Put Shares will equal the $3.57 redemption value on January 1, 2003. Accretion to redemption value is recorded as a charge to paid-in capital or retained earnings (accumulated deficit) and credited to redeemable common stock.


    REDEEMABLE CONVERTIBLE PREFERRED STOCK

    The Company issued 571,429 shares of Series A redeemable convertible preferred stock for gross proceeds of $2.0 million on September 4, 1998, and 2,702,703 shares of Series B redeemable convertible preferred stock for gross proceeds of $10.0 million on December 30, 1998.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



12. REDEEMABLE STOCK (CONTINUED)

DIVIDEND PREFERENCE:

    The Series A and Series B preferred stockholders are entitled to receive noncumulative dividends in preference to the common stockholders at the rate of $0.28 and $0.30 per share (8% of the liquidation value), respectively, per annum provided such dividends are declared.

VOTING RIGHTS:

    Except as otherwise required by law, the Series A and Series B preferred stockholders vote together with the common stockholders on all matters upon which the common stockholders are entitled to vote. Each holder of preferred stock is entitled to one vote for each share of common stock into which each share of preferred stock could then be converted. In addition, the Series B preferred stockholders are entitled to elect two directors to the Company's Board of Directors.

CONVERSION RIGHTS:

    Each share of preferred stock is convertible, at the stockholder's option, at any time after issuance into 2.8 shares of common stock. The conversion prices at December 31, 1999 are $1.25 and $1.32 for the Series A and Series B, respectively.

    The Series A preferred stock is automatically converted into common at the then-applicable conversion rate (i) if the Series A stockholder holds at least 50% of the shares of Series A originally issued to it and it consents to such conversion; (ii) if the Series A stockholder converts at least 50% of the Series A shares originally issued to it into common stock; (iii) upon a consolidation, merger, or sale of the Company at a price per Series A preferred share of not less than $7.00; or (iv) upon the closing of an underwritten public offering of shares of the Company at a per share public offering price (prior to underwriter commission and expense) of not less than $7.00 per Series A preferred share and for a total offering of more than $20 million.

    The conversion price of the Series A preferred stock is subject to adjustment proportionately for stock splits, stock dividends, recapitalization, etc.

    The Series B preferred stock is automatically converted into common stock at the then-applicable conversion rate (i) upon a consolidation, merger, or sale of all the outstanding capital stock of the Company for cash consideration of at least two times the then-effective conversion rate or consideration payable in registered securities of an issuer that is publicly traded and has a market capitalization of at least $500 million post-acquisition or (ii) upon the closing of an underwritten public offering that results in aggregate gross proceeds of at least $20 million.

    The conversion price of the Series B preferred stock is subject to adjustment proportionately for stock splits, stock dividends, recapitalization, etc. It is also subject to adjustment on a weighted average basis for sales by the Company of its common stock at prices below the conversion price, and for grants of stock options in excess of a specified amount prior to December 31, 2000.

REDEMPTION RIGHTS:


    If at any time the Company materially breaches the respective stockholder agreements or if at any time after January 1, 2003, the Company has not consummated a qualifying public offering, the Series A and Series B preferred stockholders have the right to require the Company to repurchase the

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



12. REDEEMABLE STOCK (CONTINUED)


preferred or common stock then owned by them. The repurchase price is equal to the greater of the fair market value or a per share sale price defined as $7.40 per share plus a 10% annual return on the original purchase price (redemption value of $9.02 per share for the Series A preferred stockholders and $9.12 per share for the Series B preferred stockholders). The amount payable under the repurchase rights shall be paid by the Company issuing a three-year note with a quarterly payment schedule and at an interest rate of prime plus 1%. Accretion towards the maximum redemption amount using the straight-line method is charged against the Company's additional paid-in capital or retained earnings (accumulated deficit) and credited to the redeemable preferred stock.


LIQUIDATION PREFERENCE:

    In the event of the Company's dissolution, the preferred stockholders are entitled to receive, prior to and in preference to any distribution of any of the Company's assets and surplus funds to the common stockholders, liquidation proceeds on a pro rata basis that is determined based on $3.50 per share plus any declared but unpaid dividends for the Series A preferred stock and $3.70 per share plus any declared but unpaid dividends for the Series B preferred stock. In addition, having received their liquidation preference, the preferred stockholders will share ratably with the common stockholders in the remaining assets of the Company on a common share equivalent basis.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



12. REDEEMABLE STOCK (CONTINUED)


    The activity in the redeemable preferred stock and redeemable common stock and warrants is as follows:


                                                 REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                             -----------------------------------------------     REDEEMABLE COMMON
                                                   SERIES A                 SERIES B             STOCK AND WARRANTS
                                             ---------------------   -----------------------   ----------------------
                                              SHARES      AMOUNT      SHARES       AMOUNT       SHARES       AMOUNT
Balance at December 31, 1996...............       --    $       --          --   $        --   1,400,000   $1,428,571
                                             -------    ----------   ---------   -----------   ---------   ----------
Balance at December 31, 1997...............       --            --          --            --   1,400,000    1,428,571
  Issuance of Series A preferred stock.....  571,429     1,932,771          --            --          --           --
  Issuance of Series B preferred stock.....       --            --   2,702,703     9,556,842          --           --
  Issuance of put warrants.................       --            --          --            --          --      227,075
  Accretion of redeemable common stock.....       --            --          --            --          --      210,303
  Decretion of put warrants................       --            --          --            --          --     (130,471)
  Shares repurchased from investor upon
    exercise of put option.................       --            --          --            --     (82,471)    (294,536)
                                             -------    ----------   ---------   -----------   ---------   ----------
Balance at December 31, 1998...............  571,429     1,932,771   2,702,703     9,556,842   1,317,529    1,440,942
  Shares repurchased from investor upon
    exercise of put option.................       --            --          --            --    (122,293)    (436,765)
  Accretion of put warrants................       --            --          --            --          --       56,700
  Accretion of redeemable common stock.....       --            --          --            --          --      840,278
  Other....................................       --            --          --        (5,974)         --           --
  Accretion of preferred stock.............       --       805,380          --     3,778,926          --           --
                                             -------    ----------   ---------   -----------   ---------   ----------
Balance at December 31, 1999...............  571,429     2,738,151   2,702,703    13,329,794   1,195,236    1,901,155
  Shares repurchased from investor upon
    exercise of put option (unaudited).....       --            --          --            --     (50,803)    (181,440)
  Accretion of put warrants (unaudited)....       --            --          --            --          --    2,184,124
  Accretion of redeemable common stock
  (unaudited)..............................       --            --          --            --          --      438,550
  Accretion of preferred stock
  (unaudited)..............................       --       402,690          --     1,886,478          --           --
                                             -------    ----------   ---------   -----------   ---------   ----------
Balance at June 30, 2000 (unaudited).......  571,429    $3,140,841   2,702,703   $15,216,272   1,144,433   $4,342,389
                                             =======    ==========   =========   ===========   =========   ==========



13. COMMITMENTS AND CONTINGENCIES


   One of the Company's customers has the right of first refusal to purchase certain elements of the Company's OpenBusiness software should the Company contract for its sale.

    The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



13. COMMITMENTS AND CONTINGENCIES (CONTINUED)


    Two recently hired officers have received a letter from their former employer demanding the officers to repay $866,647 in gain realized by the officers from the exercise of stock options of the former employer. In August 2000, the Company agreed to indemnify the officers for amounts required to be repaid by the officers as a result of the former employer's claim. The ultimate outcome of this contingency is not known. The officers have denied any wrongdoing and intend to vigorously defend any action taken by the former employer. Were an unfavorable outcome to occur, the impact could be material.



14. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE


    During 1999, the Company sold its Educational Services division to a third party for approximately $2.9 million in cash. The sale produced a pretax gain of approximately $2.6 million.


    In July 1999, the board of directors authorized the Company to sell its FAB Solutions division. This date is considered the measurement date for the disposal of FAB Solutions. In March 2000, the Company completed the sale of FAB Solutions and received $5.8 million in proceeds, $800,000 of which is being held in escrow for one year to satisfy the representations and warranties made during the sale. As the Company realized a gain on the sale of FAB Solutions, the net assets of FAB Solutions are recorded as Net Assets Held for Sale in the December 31, 1999 balance sheet at their historical net book value plus post-measurement date losses. Net Assets Held for Sale as of December 31, 1999, is comprised of:


Accounts receivable.........................................  $   708,386
Prepaid expenses............................................       47,110
Property and equipment, net.................................      434,270
Accounts payable............................................       (7,304)
Accrued liabilities.........................................     (172,998)
Deferred Revenue............................................     (849,270)
Post-measurement date losses................................      980,402
                                                              -----------
Net assets held for sale....................................  $ 1,140,596
                                                              ===========

    Revenue from the Educational Services and FAB Solutions divisions represented approximately $5.4 million in 1997, $5.1 million in 1998 and $4.8 million in 1999. These revenue amounts have been eliminated from the respective revenue lines in the accompanying statements of operations.


15. CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS



    The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all trade accounts receivable. The losses incurred by the Company with respect to trade receivables have not exceeded management's expectations. Through December 31, 1999, the Company has not written off any receivables other than $63,421 of receivables written off during the year ended December 31, 1998.

                               OBJECTSPACE, INC.

            (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND



              JUNE 30, 2000 AND AS OF JUNE 30, 2000 IS UNAUDITED)



15. CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS (CONTINUED)

    Revenue from certain of the Company's largest customers individually exceeded 10% of the Company's revenue as follows:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
CUSTOMER                                                        1997       1998       1999
A...........................................................     15%        **         **
B...........................................................     19%        15%        **
C...........................................................     14%        **         **
D...........................................................     17%        **         **
E...........................................................     **         21%        26%
F...........................................................     **         **         20%

--------------------------

**  Less than 10%.


16. WARRANTS



   During December 1998, as partial payment of advisory serviced received in connection with certain financing transactions, the Company issued a warrant to purchase 234,595 shares of common stock at an exercise price of $1.32 per share. The warrant is fully vested, immediately exercisable, nonforfeitable and will expire in December 2003.



    During December 1999, as a sales-inducement to one of its largest customers, the Company agreed to issue warrants covering $2.5 million of common stock at the Company's initial public offering price. The warrants are fully vested, immediately exercisable upon completion of our initial public offering and expire one year after closing the initial public offering. The Company commissioned an independent appraisal of the warrants. Based on this appraisal, the fair value of these warrants at the date of the agreement of $390,000, was recorded in additional paid-in capital and as a reduction of license revenue in 1999.



17. SHARES RESERVED FOR FUTURE ISSUANCE


    The Company has reserved common shares for issuance at December 31, 1999, as follows:

Conversion of Series A preferred stock......................   1,600,001
Conversion of Series B preferred stock......................   7,567,566
Exercise of stock options...................................   8,104,968
Exercise of warrants........................................     430,595
                                                              ----------
Total reserved for issuance.................................  17,703,130
                                                              ==========


18. INITIAL PUBLIC OFFERING



   On March 11, 2000, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for the purpose of an initial public offering of the Company's common stock.

---------------------------------------------------------
---------------------------------------------------------
             , 2000

                                     [LOGO]


                        7,500,000 SHARES OF COMMON STOCK


                                ----------------

                              P R O S P E C T U S
                               -----------------

                          DONALDSON, LUFKIN & JENRETTE

                            BEAR, STEARNS & CO. INC.

                             DAIN RAUSCHER WESSELS


                                UBS WARBURG LLC


                                 DLJDIRECT Inc.

---------------------------------------------------------

We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of ObjectSpace have not changed since the date hereof.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Until      , 2000, 25 days after the date of this prospectus, all dealers that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter in this offering or when selling previously unsold allotments or subscriptions.


--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by ObjectSpace, Inc. ("ObjectSpace") in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.


SEC registration fee........................................  $   30,360
NASD filing fee.............................................      12,000
Nasdaq National Market listing fee..........................      90,000
Printing and engraving costs................................     200,000
Legal fees and expenses.....................................     300,000
Accounting fees and expenses................................     450,000
Blue Sky fees and expenses..................................       1,000
Transfer Agent and Registrar fees...........................      30,000
Miscellaneous expenses......................................      40,000
                                                              ----------
Total.......................................................  $1,153,360
                                                              ==========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    The Certificate of Incorporation of ObjectSpace provides that the liability of the directors of ObjectSpace to ObjectSpace or any of its stockholders for monetary damages arising from acts of omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the General Corporation Law of the State of Delaware nor does it apply with respect to any liability in which a director:

    - breached his duty of loyalty to ObjectSpace or its stockholders;

    - did not act in good faith or, in failing to act, did not act in good faith;

    - acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

    - derived an improper personal benefit.

    ObjectSpace's Certificate of Incorporation requires ObjectSpace to indemnify its directors, officers and employees and former directors, officers and employees to the fullest extent permitted by the General Corporation Law of the State of Delaware. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, ObjectSpace has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding (other than an action by or in the right of ObjectSpace) by reason of the fact that he is or was a director, officer, employee or agent of ObjectSpace, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of ObjectSpace, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    The power to indemnify applies to actions brought by or in the right of ObjectSpace as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

    The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

    Reference is made to the Form of Underwriting Agreement, to be filed as
Exhibit 1.1 to this registration statement, which provides for indemnification by the underwriters under certain circumstances of the directors and officers of ObjectSpace signing the registration statement and certain controlling persons of ObjectSpace against certain liabilities, including those arising under the Securities Act.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ObjectSpace pursuant to the foregoing provisions, ObjectSpace has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    During the past three years, the registrant has sold unregistered securities to a limited number of persons as described below:



1. On June 16, 1998, the registrant issued and sold a warrant to Silicon Valley Bank to purchase up to 196,000 shares of common stock at a purchase price of $0.01 per share in connection with a financing transaction.



2. On September 4, 1998, the registrant issued and sold 571,429 shares of Series A preferred stock to Novell for $3.50 per share, or an aggregate of approximately $2.0 million.



3. On December 30, 1998, the registrant issued and sold an aggregate of 2,702,703 shares of Series B preferred stock to a total of 6 investors for $3.70 per share, or an aggregate of approximately $10.0 million. The six investors were Magellen Technologies, Inc., Cornerstone Fund I LLC, Venture Fund I, LLC, Diamond Venture Capital I LLC, Cornerstone Equity Partners LLC and Berthel SBIC L.L.C.



4. On December 30, 1998, the registrant issued and sold a warrant to Growth Capital Partners to purchase 234,595 shares of common stock at a purchase price of $1.32 per share in connection with certain financing transactions.



5. On December 23, 1999, in connection with one of our licensing and professional services transactions, the registrant issued a warrant to General Motors to purchase that number of shares of common stock equal to $2.5 million divided by the offering price of the common stock in this offering.



6. As of January 17, 2000, the registrant issued and sold a warrant to Avision, Inc. to purchase up to 4,200 shares of common stock at a purchase price of $8.57 per share in connection with the registrant's obtaining services from a consultant.



7. On February 14, 2000, the registrant issued 7,420 shares of stock in exchange for consulting services.



8. As of August 8, 2000, an aggregate of 457,114 shares of common stock had been issued to employees and former employees of ObjectSpace upon exercise of options under the registrant's stock option plans.


    On January 14, 2000, the registrant effected a split of its common stock in the form of a stock dividend of one share of common stock for each share of common stock outstanding as of that date. On March 30, 2000, the registrant effected a split of its common stock in the form of a stock dividend of 0.4 shares of common stock for each share of common stock outstanding as of that date.

    None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) thereof, pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a)  EXHIBITS.


EXHIBIT NO.             DESCRIPTION
-----------             -----------
       1.1**            Form of Underwriting Agreement.
       2.1*             Asset Purchase Agreement dated as of March 8, 2000 by and
                          between ObjectSpace, Inc. and KLA-Tencor Corporation.
       2.2*             Stock Purchase Agreement dated as of September 23, 1999 by and between ObjectSpace, Inc. and Valtech, S.A.
       3.1*             Certificate of Incorporation.
       3.2**            Amended and Restated Bylaws.
       3.3*             Certificate of Amendment to Certificate of Incorporation
                          filed on August 20, 1998.
       3.4*             Certificate of Amendment to Certificate of Incorporation
                          filed on March 30, 2000.
       3.5*             Certificate of Amendment to Certificate of Incorporation
                          filed on March 30, 2000.
       4.1*             Specimen common stock certificate.
       5.1**            Opinion of Haynes and Boone, LLP, counsel to the registrant.
      10.1*             Master Services Agreement dated as of August 6, 1999 by and between ObjectSpace, Inc. and Galileo International,
                          L.L.C.
      10.2*             Master Escrow Agreement dated as of November 11, 1998 by and between ObjectSpace, Inc. and Data Securities
                          International, Inc.
      10.3*+            License Agreement dated as of October 28, 1997 by and
                          between ObjectSpace, Inc. and Tivoli Systems, Inc.
      10.4*             Lease Agreement dated as of April 29, 1997 by and between
                          ObjectSpace, Inc. and CarrAmerica Realty, L.P.
      10.5*             First Amendment to Lease Agreement dated as of September 23,
                          1999 by and between ObjectSpace, Inc. and CarrAmerica
                          Realty, L.P.
      10.6*             Office Lease Agreement dated as of May 30, 1997 by and
                          between ObjectSpace, Inc. and 14850 Quorum Associates,
                          Ltd.
      10.7*             Office Lease Agreement dated as of September 5, 1997 by and between ObjectSpace, Inc. and Brookdale Investors, L.P.
      10.8*             Amended and Restated 1994 Restricted Stock and Stock Option
                          Plan.
      10.9*             1998 Stock Option Plan.
      10.10*            Amendment No. 3 to 1998 Stock Option Plan dated as of
                          March 30, 2000.
      10.11*            Non-Employee Director Stock Option Plan.
      10.12**           First Amended and Restated Loan and Security Agreement dated as of May 17, 2000 by and between ObjectSpace, Inc. and
                          Silicon Valley Bank.

EXHIBIT NO.             DESCRIPTION
-----------             -----------
      10.13*            Senior Subordinated Loan and Security Agreement dated as of
                          June 16, 1998 by and between ObjectSpace, Inc. and Silicon
                          Valley Bank.
      10.14*            Employment Agreement dated as of December 30, 1998 by and
                          between ObjectSpace, Inc. and David Norris.
      10.15*            Amendment to Employment Agreement of David Norris, dated as of March 28, 2000.
      10.16*            Consulting Agreement dated as of February 1, 2000 by and
                          between ObjectSpace, Inc. and Graham Glass.
      10.17*+           Amendment No. 1 to License Agreement dated as of
                          September 30, 1999 by and between ObjectSpace, Inc. and
                          Tivoli Systems, Inc.
      10.18**           Intellectual Property Security Agreement dated as of
                          May 17, 2000 by and between ObjectSpace, Inc. and Silicon
                          Valley Bank.
      10.19**           Amendment to Senior Subordinated Loan and Security Agreement
                          by and between Objectspace, Inc. and Silicon Valley Bank.
      10.20**           Indemnification Agreement by and between ObjectSpace, Inc.
                          and Alan Fudge.
      23.1*             Consent of Ernst & Young LLP, Independent Auditors.
      23.2**            Consent of Haynes and Boone, LLP, counsel to the registrant.
      23.3*             Consent of Galileo International, L.L.C.
      23.4*             Consent of OnStar Corporation.
      24.1***           Power of Attorney.
      27.1*             Financial Data Schedule.


------------------------


*   Filed herewith.



**  To be supplied by amendment.



*** Previously filed.


+ Certain confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission.


b)  FINANCIAL STATEMENT SCHEDULES



    Financial Statement Schedules are not listed because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.


ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in
Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Second Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, State of Texas, on the 14th day of August, 2000.


                                                       OBJECTSPACE, INC.

                                                       By:               /s/ DAVID NORRIS
                                                            -----------------------------------------
                                                                           David Norris
                                                            CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF
                                                                        EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Second Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.



                                                                   TITLE                    DATE
                                                                   -----                    ----
                  /s/ DAVID NORRIS                     Chairman of the Board,
     -------------------------------------------         President and Chief           August 14, 2000
                    David Norris                         Executive Officer

                 /s/ PAUL A. LIPARI*                   Chief Financial Officer
     -------------------------------------------         (principal financial and      August 14, 2000
                   Paul A. Lipari                        accounting officer)

                /s/ JOHN C. BENTLEY*
     -------------------------------------------       Director                        August 14, 2000
                   John C. Bentley

                 /s/ GRANT A. DOVE*
     -------------------------------------------       Director                        August 14, 2000
                    Grant A. Dove

                  /s/ GRAHAM GLASS*
     -------------------------------------------       Director                        August 14, 2000
                    Graham Glass

                /s/ EUGENE LOWENTHAL*
     -------------------------------------------       Director                        August 14, 2000
                  Eugene Lowenthal

               /s/ R. STEPHEN POLLEY*
     -------------------------------------------       Director                        August 14, 2000
                  R. Stephen Polley

                   /s/ DAVID NEAR*
     -------------------------------------------       Director                        August 14, 2000
                     David Near



*By:                    /s/ DAVID NORRIS
             --------------------------------------
                          David Norris                                                       August 14, 2000
                      (AS ATTORNEY-IN-FACT
                   FOR EACH PERSON INDICATED)

                               INDEX TO EXHIBITS



EXHIBIT NO.             DESCRIPTION
-----------             -----------
       1.1**            Form of Underwriting Agreement.

       2.1*             Asset Purchase Agreement dated as of March 8, 2000 by and
                          between ObjectSpace, Inc. and KLA-Tencor Corporation.

       2.2*             Stock Purchase Agreement dated as of September 23, 1999 by and between ObjectSpace, Inc. and Valtech, S.A.

       3.1*             Certificate of Incorporation.

       3.2**            Amended and Restated Bylaws.

       3.3*             Certificate of Amendment to Certificate of Incorporation
                          filed on August 20, 1998.

       3.4*             Certificate of Amendment to Certificate of Incorporation
                          filed on March 30, 2000.

       3.5*             Certificate of Amendment to Certificate of Incorporation
                          filed on March 30, 2000.

       4.1*             Specimen common stock certificate.

       5.1**            Opinion of Haynes and Boone, LLP, counsel to the registrant.

      10.1*             Master Services Agreement dated as of August 6, 1999 by and between ObjectSpace, Inc. and Galileo International,
                          L.L.C.

      10.2*             Master Escrow Agreement dated as of November 11, 1998 by and between ObjectSpace, Inc. and Data Securities
                          International, Inc.

      10.3*+            License Agreement dated as of October 28, 1997 by and
                          between ObjectSpace, Inc. and Tivoli Systems, Inc.

      10.4*             Lease Agreement dated as of April 29, 1997 by and between
                          ObjectSpace, Inc. and CarrAmerica Realty, L.P.

      10.5*             First Amendment to Lease Agreement dated as of September 23,
                          1999 by and between ObjectSpace, Inc. and CarrAmerica
                          Realty, L.P.

      10.6*             Office Lease Agreement dated as of May 30, 1997 by and
                          between ObjectSpace, Inc. and 14850 Quorum Associates,
                          Ltd.

      10.7*             Office Lease Agreement dated as of September 5, 1997 by and between ObjectSpace, Inc. and Brookdale Investors, L.P.

      10.8*             Amended and Restated 1994 Restricted Stock and Stock Option
                          Plan.

      10.9*             1998 Stock Option Plan.

      10.10*            Amendment No. 3 to 1998 Stock Option Plan dated as of
                          March 30, 2000.

      10.11*            Non-Employee Director Stock Option Plan.

      10.12**           First Amended and Restated Loan and Security Agreement dated as of May 17, 2000 by and between ObjectSpace, Inc. and
                          Silicon Valley Bank.

      10.13*            Senior Subordinated Loan and Security Agreement dated as of
                          June 16, 1998 by and between ObjectSpace, Inc. and Silicon
                          Valley Bank.

      10.14*            Employment Agreement dated as of December 30, 1998 by and
                          between ObjectSpace, Inc. and David Norris.

      10.15*            Amendment to Employment Agreement of David Norris, dated as of March 28, 2000.

      10.16*            Consulting Agreement dated as of February 1, 2000 by and
                          between ObjectSpace, Inc. and Graham Glass.

      10.17*+           Amendment No. 1 to License Agreement dated as of
                          September 30, 1999 by and between ObjectSpace, Inc. and
                          Tivoli Systems, Inc.

EXHIBIT NO.             DESCRIPTION
-----------             -----------
      10.18**           Intellectual Property Security Agreement dated as of
                          May 17, 2000 by and between ObjectSpace, Inc. and Silicon
                          Valley Bank.

      10.19**           Amendment to Senior Subordinated Loan and Security Agreement
                          by and between Objectspace, Inc. and Silicon Valley Bank.

      10.20**           Indemnification Agreement by and between ObjectSpace, Inc.
                          and Alan Fudge.

      23.1*             Consent of Ernst & Young LLP, Independent Auditors.

      23.2**            Consent of Haynes and Boone, LLP, counsel to the registrant.

      23.3*             Consent of Galileo International, L.L.C.

      23.4*             Consent of OnStar Corporation.

      24.1***           Power of Attorney.

      27.1*             Financial Data Schedule.


------------------------


*   Filed herewith.



**  To be supplied by amendment.



*** Previously filed.



+ Certain confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission.